UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 17 February 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____



Media Release



Reviewed Results I Year ended 31 December 2021

STATEMENT BY CHRIS GRIFFITH, CEO

AN EVENTFUL 2021



I started my tenure at Gold Fields during a very challenging time – COVID-19 was rampant and materially disrupting business and society at large. Some 10 months later, the world is starting to feel more normal. While infection rates remain high around the world, the severity of COVID-19 seems to be dissipating. The world is opening up again and I was even able to visit some of our operations at the start of this year.

Despite the challenges experienced during 2021, Gold Fields had a solid operational performance, achieving both production and cost guidance for the year. South Deep was the stand-out performer during 2021, with production exceeding the original guidance provided in February 2021 (despite the COVID-19 challenges). Our Salares Norte project remains largely on track, with the project achieving total completion of 63% at the end of the year. As previously guided, we expect first gold production by the end of Q1 2023.

During 2021, we undertook a detailed review of the company's strategy and determined that this was the time to build on a previously well executed strategy. As I have previously highlighted, we have a solid production profile above 2Moz a year for the next decade. However, during that time we anticipate that our annual production will grow to 2.7Moz by 2024 before declining as some of our mines come to the end of their lives. We believe that we must now start looking at ways of preserving the value we have created beyond 2024.

Gold Fields revised strategy is made up of three pillars:
- Maximise potential from current assets through people and innovation;
- Build on our leading commitment to ESG; and
- Grow the value and quality of our portfolio of assets.

As a company, we ended the year on a high with the release of our 2030 targets for our most material ESG priorities. At the same time, we also launched our new purpose and vision statements which will guide Gold Fields into the future.

Purpose: **Creating enduring value beyond mining**

Vision: **To be the preferred gold mining company delivering sustainable, superior value**

Regrettably, we had one fatality during 2021. Vumile Mgcine, a shaft timberman at South Deep, died of injuries sustained in a mining incident in April, as reported in our H1 results. Another setback in our effort to achieve zero harm were the nine serious injuries reported during 2021, up from six serious injuries in 2020. Our goal remains no fatalities or serious injuries and we have intensified our safety efforts in the light of these setbacks.

SALIENT FEATURES

US$463m adjusted free cash flow*	**US$913m** adjusted free cash flow from operations	**US$929m** normalised earnings
2.340m ounces of attributable production	**US$1,063** per ounce of all-in sustaining costs	**US$1,297** per ounce of all-in cost

*Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

JOHANNESBURG, 17 February 2022: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the year ended 31 December 2021 of US$789m (US$0.89 per share). This compared with profit of US$723m (US$0.82 per share) for the year ended 31 December 2020.

A final dividend number 95 of 260 SA cents per share (gross) is payable on 14 March 2022, giving a total dividend for the year ended 31 December 2021 of 470 SA cents per share (gross).

Results for the Group

Attributable gold equivalent production for 2021 was 2,340koz, a 5% increase YoY (FY2020: 2,236koz), at the upper end of the guidance range of 2,300koz – 2,350koz.

All-in cost (AIC) for 2021 was US$1,297/oz, higher than 2020 as a result of the increased project capex at Salares Norte (FY2020: US$1,079/oz) and below the lower end of the guidance range of US$1,310/oz – US$1,350/oz. At the 2020 exchange rates, AIC would have been US$1,236/oz. At the guidance exchange rates, the AIC would have been US$1,288/oz. Excluding the increased Salares Norte capital costs, and normalising for the exchange rate differences by using the same exchange rates as in 2020 for South Africa and Australia, the year on year increase in AIC was 5% from US$1,038/oz to US$1,089/oz.

All-in sustaining costs (AISC) for the year was US$1,063/oz (FY2020: US$977/oz), slightly higher than the guidance range of between US$1,020/oz and US$1,060/oz. At the 2020 exchange rates, AISC would have been US$1,006/oz. At the guidance exchange rates, the AISC would have been US$1,054/oz which is within the guidance range.

The average US Dollar/Rand exchange rate strengthened by 10% from R16.38 in 2020 to R14.79 in 2021. The average Australian/US Dollar exchange rate strengthened by 9% from A$1.00 = US$0.69 to A$1.00 = US$0.75.

Basic earnings for 2021 increased by 9% YoY to US$789m or US$0.89 per share (2020: US$723m or US$0.82 per share).

Headline earnings for 2021 increased 22% YoY to US$890m or US$1.00 per share (2020: US$729m or US$0.83 per share).

Normalised earnings for the year were 6% higher YoY at US$929m or US$1.05 per share (2020: US$879m or US$1.00 per share). In line with our dividend policy of paying out 25% to 35% of normalised earnings as dividends, we declared a final dividend of 260 SA cents per share. This takes the total dividend declared for the year to 470 SA cents per share (FY2020: 480 SA cents per share).

As previously guided, 2021 was a year of big capex for the Group, driven primarily by the increase in project capex at Salares Norte. Despite this higher capex Gold Fields generated cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares of US$463m (FY2020: US$631m). Adjusted free cash flow from the operations for the year, which excludes project capital, was US$913m compared to the US$868m generated in 2020.

During 2021, there was a US$100m decrease in the net debt, ending the year at US$969m, with a net debt to adjusted EBITDA ratio of 0.40x. This compares with a net debt balance of US$1,069m and a net debt to adjusted EBITDA ratio of 0.56x at the end of December 2020. Excluding lease liabilities, the core net debt was US$553m at the end of FY2021.

COVID-19 update

While the impact of COVID-19 on our operational performance was relatively limited during the last three quarters of 2021, the impact on our workforce has been devastating. During 2021, we reported 17 deaths among our employees and contractors at South Deep, Ghana and Peru. It brings the total number of COVID-19 related deaths in the Company to 20 since the beginning of the pandemic in early 2020. Our heartfelt condolences again go out to the families, friends and colleagues of the deceased.

Vaccination remains our primary defense against the impact of the virus and by mid-February 2022, 83% of our employees and contractors were already fully vaccinated.

During 2021, our operations spent approximately US$30m on COVID-19 related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. Of this, US$2m was spent on donations to assist governments and communities in their fight against the pandemic. We also paid a US$5m COVID-19 Health Recovery levy in Ghana. In 2020, our total COVID-19 related spend was about US$33m. For more details see page 7.

Salares Norte: Sticking to critical path despite COVID-19 and weather disruptions

Salares Norte made good progress in a year where construction activities were impacted by COVID-19 and severe weather conditions. The detailed engineering, which was 97% complete at the end of 2020 was completed during the early months of 2021. Although the total project progress of 63% was slightly behind plan (67%) at 31 December 2021, all critical path items of the project have tracked the plan and the bulk of the equipment (97%) had been fabricated and delivered.

Pre-stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project's construction schedule. At 31 December 2021, 22.9Mt of earth had been moved, comfortably ahead of plan of 17.3Mt, while plant construction stood at 36% completion.

US$327m was spent on Salares Norte in 2021, made up of US$375m in capital expenditure, US$27m in exploration, US$9m in tax paid and US$15m in other costs, partially offset by a US$66m release of working capital and a credit of US$33m from the realised portion of the FX hedge.

Good progress was made on district exploration during 2021, with a total of 23,848 metres being drilled (plan: 18,090m). We will continue to invest in exploration within the area to add to the production pipeline.

In December 2021, Gold Fields was informed by the Chilean regulators that they had begun sanction proceedings against Salares Norte regarding the Chinchilla relocation process. We continue to collaborate with the authorities to resolve the sanction proceedings and ensure that the relocation process can commence. Importantly, the delay in the relocation does not in any way affect the construction schedule at Salares Norte.

Regional overview
Ghana
Total managed production increased by 1% to 871koz in 2021 from 862koz in 2020, primarily driven by the increased production at Damang as the mine progressed into the main orebody at the base of the Damang Pit Cutback. All-in costs increased by 5% to US$1,112/oz in 2021 from US$1,060/oz in 2020. The region produced net cash flow (excluding Asanko) of US$292m in 2021 compared to US$252m in 2020. In addition, Gold Fields received US$5m from the redemption of preference shares from Asanko during 2021.

Australia
Gold Fields' Australian operations delivered another strong operational performance in 2021, once again surpassing the 1Moz annual production level. Gold production increased marginally to 1,019koz in 2021 from 1,017koz in 2020. All-in cost increased by 10% to A$1,526/oz (US$1,146/oz) in 2021 from A$1,388/oz (US$957/oz) in 2020. All-in cost in US Dollar terms increased by 20% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021. The Australia region generated a net cash inflow of A$621m (US$466m) in 2021, slightly lower than the A$723m (US$498m) generated in 2020.

Peru
2021 was another challenging year for Cerro Corona as the impacts of COVID-19 continued to be felt by the mine in Q1. Equivalent gold production increased by 20% to 248koz from 207koz in 2020, mainly due to the higher price factor. Total all-in cost per equivalent ounce decreased by 7% to US$1,040 per equivalent ounce from US$1,119 per equivalent ounce in 2020. Despite the increased production and lower costs, Cerro Corona generated net cash of US$57m, a 32% decrease from the US$84m generated in 2020.

South Africa
South Deep continued to show significant operational improvements during 2021. After feeling the impacts of COVID-19 during Q1 2021, the mine staged a strong recovery, exceeding the original guidance for the year. Gold production at South Deep increased by 29% to 9,102kg (293koz) in 2021 from 7,056kg (227koz) in 2020. Total all-in cost decreased by 1% to R655,826/kg (US$1,379/oz) in 2021 from R663,635/kg (US$1,260/oz) in 2020, with the increased capital and cost inflation fully offset by the increased gold sales. All-in cost in US Dollar terms increased by 9% as a result of the strengthening of the South African Rand by 10% from R16.38 in 2020 to R14.79 in 2021.

Encouragingly, South Deep generated net cash of R1.4bn (US$97m) in 2021, 157% higher than the R558m (US$34m) generated in 2020.

ESG priorities and targets
Our most critical stakeholders, including investors, are demanding that the impact of ESG issues is disclosed transparently, that mitigation measures are in place and that management of these issues is fully aligned with the strategy of the business. We took a significant further step in this direction by making a firm commitment to a range of 2030 ESG targets in December 2021. These targets will now be fully integrated at our operations and prioritised for implementation this year.

Our ESG priorities, their respective 2030 targets and the 2021 performance against these targets are as follows:

Priority	2030 Targets	2021 Performance
1. Decarbonisation	50% absolute and 30% net emission reductions from a 2016 baseline (Scope 1+2) Net zero emissions by 2050	18% reduction (absolute) 1% increase (net)
2. Tailings management	Compliance with the Global Industry Standard on Tailings Management (GISTM) Reduce the number of active upstream raised TSFs to 3	Commenced implementation
3. Water stewardship	80% water recycled/ reused 45% reduction in freshwater use from a 2018 baseline	75% water recycled/ reused 35% reduction in freshwater use
4. Safety, health, well-being and the environment	Zero fatalities Zero serious injuries Zero serious environmental incidents	1 fatality 9 serious injuries Zero serious environmental incidents
5. Gender diversity	30% women representation	22% women representation
6. Stakeholder value creation	30% of total value created benefits host communities 6 flagship projects benefiting host communities	28% total value created 0 flagship projects

Net carbon emissions in 2021 were up 1% up against the 2016 base due to the higher gold production during 2021. However, absolute emission reductions were 18% over the 2016-2021 period largely as a result of energy savings initiatives and the roll-out of our renewable energy microgrids at our Agnew and Granny Smith mines in Western Australia.

At our South Deep mine in South Africa, we commenced with the construction of a R715m solar power plant in Q3 2021 and took a decision to increase its capacity from 40MW to 50MW in Q4. It is scheduled to be completed in H2 2022.

For our employees, we are seeking to further improve safety, health and well-being, and to achieve greater inclusion and diversity, by targeting a 30% female workforce by 2030. In 2021, we managed to achieve a 22% gender diversity level, up from 20% in 2020.

Among recent sustainability achievements, Gold Fields was again ranked the top South African-listed mining company on the prestigious Dow Jones Sustainability Index (DJSI) and 3rd among 81 mining companies assessed. The CDP Water NGO again placed Gold Fields on its A List for tackling water security, one of 118 high-performing companies out of almost 3,400 that made this year's top level. Finally, Gold Fields was once again a constituent of the Bloomberg Gender-Equality Index for 2022.

Ratings agency MSCI upgraded its ESG rating of Gold Fields from BBB to A for the first time, while rating group ISS assigned Gold Fields a top rating of E 1 S 1 G 1.

Reserves and Mineral Resources

Group Resources decreased 4% YoY, post depletion. The Resource changes are primarily due to year on year decreases post depletion at South Deep of 1.5Moz (-2%) due to updated resource models and increased cut-off grade. The Australia region returned a 0.63Moz (3%) increase with strong positive contributions from Gruyere 50% (0.34Moz or 10%) and Agnew (0.24Moz or 7%).

Group Reserves decreased 7% YoY, post depletion. The Reserve changes are primarily due to year on year decreases post depletion at South Deep of 2.7Moz (-8%) due to increased unit cost, increased cut-off grade, enhanced south of wrench resource model and updated mine design and scheduling. The Australia region returned a 0.38Moz (5%) increase with strong positive contributions from Gruyere 50% (0.49Moz or 28%) and Agnew (0.1Moz or 11%).

		Year ended	
		Managed	**Attributable**
December 2021 Gold equivalent resources	Moz	**142.9**	**111.8**
Gold equivalent reserves	Moz	**52.3**	**48.6**
December 2020 Gold equivalent resources	Moz	149.1	116.0
Gold equivalent reserves	Moz	56.1	52.1

The Mineral Resources and Mineral Reserve supplement will be published with the Integrated Annual Report at the end of March 2022.

Outlook and 2022 guidance
2022 is going to be another big capex year for Gold Fields, given the deferral of spending at Salares Norte as well as the elevated level of sustaining capex across the portfolio, in order to maintain the production base of the Group.

At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. We expect Galiano, who are the operators of the Asanko Mine, to update the market on the outlook for Asanko by the end of Q1 2022.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be US$1,370/oz to US$1,410/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,230/oz to US$1,270/oz.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

Total capex for the Group for the year is expected to be between US$1.050bn and US$1.150bn. Sustaining capital is expected to be between US$625m and US$675, with non-sustaining capex expected to be between US$425m and US$475m. The largest component of the capex budget for the year is Salares Norte project capital, with US$330m expected to be spent.

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Longer term guidance
After a strong performance in 2021, South Deep is set to continue on the growth trajectory previously outlined. We expect production to grow by a further 20-30% to 345koz - 375koz over the next 3-4 years. We expect the growth to be more or less linear over the coming years and forecast production for 2022 of 312koz (c.7% increase from 2021).

As we continue to deliver into the Damang Reinvestment Plan, 2022 will be the last full production year at the mine, with production expected to be c.230koz for the year. Thereafter, we expect production to decline to c.150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these projects later in the year.

Salares Norte continues to progress according to plan. Total project progress is expected to be 90% by the end of 2022. First gold remains on track for end Q1 2023. The plant is expected to take twelve months to ramp up to full production. Based on this ramp up, we expect production to be c.200koz in 2023, with 2024 being the first full year, with production of c.550koz.

Production at the other assets in the portfolio is expected to be stable over the next three years. Taking into account the above, we expect production for the next three years to be:

2022: 2,250koz – 2,290koz
2023: 2,375koz – 2,425koz
2024: 2,720koz – 2,770koz

Chris Griffith
Chief Executive Officer

17 February 2022

Key statistics

Figures in millions unless otherwise stated		United States Dollars				
		Quarter			Year ended	
		December **2021**	September 2021	December 2020	December **2021**	December 2020
Gold produced*	oz (000)	**631**	606	593	**2,340**	2,236
Tonnes milled/treated	000	**10,586**	10,638	10,700	**42,229**	42,706
Revenue (excluding Asanko)	US$/oz	**1,805**	1,770	1,866	**1,794**	1,768
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**48**	45	40	**45**	39
All-in sustaining costs#	US$/oz	**1,055**	1,016	971	**1,063**	977
Total all-in cost#	US$/oz	**1,369**	1,263	1,113	**1,297**	1,079
Net debt	US$m	**969**	1,037	1,069	**969**	1,069
Net debt (excluding lease liabilities)	US$m	**553**	620	640	**553**	640
Net debt to adjusted EBITDA ratio		**0.40**	0.44	0.56	**0.40**	0.56
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				**463**	631
Profit attributable to owners of the parent	US$m				**789.3**	723.0
Profit per share attributable to owners of the parent	US c.p.s.				**89**	82
Headline earnings attributable to owners of the parent	US$m				**890.0**	729.3
Headline earnings per share attributable to owners of the parent	US c.p.s.				**100**	83
Normalised profit attributable to owners of the parent	US$m				**928.7**	878.8
Normalised profit per share attributable to owners of the parent	US c.p.s.				**105**	100

* Gold produced in this table is attributable and includes Gold Fields' share of 45% in Asanko.
# Refer to page 36.
At 31 December 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.
All-in sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 34 and 46 present only the mining operations.
Figures may not add as they are rounded independently.

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2021, these measures constitute pro forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, adjusted free cash flow margin for LTIP purposes, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is on pages 51 and 52 of this report.

STOCK DATA FOR THE YEAR ENDED DECEMBER 2021

Number of shares in issue		NYSE – (GFI)	
– at 31 December 2021	887,717,348	Range – Year	US$7.75 – US$12.21
– average for the year	887,306,342	Average Volume – Year	6,289,319 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)	
ADR ratio	1:1	Range – Year	ZAR117.26 – ZAR188.30
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Year	3,241,695 shares/day

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Year ended 31 December 2021 compared with year ended 31 December 2020

Results for the Group

Safety

During 2021, Gold Fields recorded one fatality, Vumile Mgcine, a shaft timberman at South Deep. He died of injuries sustained in a mining incident in April, as reported in our H1 results. Another setback in our effort to achieve zero harm were the nine serious injuries reported during 2021, up from six serious injuries in 2020. However, our injuries are less severe than in previous years as demonstrated by the 40% reduction in the severity rate. The Group's total recordable injury frequency rate (TRIFR) improved by 10%, and despite COVID-19-related travel restrictions, we continued to roll-out training in our Courageous Safety Leadership programme in all regions. Our goal, as entrenched in our 2030 targets, remains zero fatalities and serious injuries every year.

We continue to implement advanced collision avoidance technologies to eliminate vehicular incidents. A key focus for the health of our workforce is to reduce diesel particulate matter exposure underground through, among others, improved ventilation and exhaust filters, procurement of low-emission machinery, low sulphur fuel and continuing training and monitoring. We are also trialing electric vehicles in Australia and will also do so later this year at South Deep. The introduction of electric vehicles with zero emissions will also gradually contribute to our reduced carbon emissions.

A noticeable trend over the past few years, has been an increase in mental health issues among employees, with many of our colleagues making use both of private and company-provided medical support. The Company plans to focus more resources on this rapidly emerging health issue across all operations.

Safety	Year ended		
	2021	2020	2019
Fatalities	**1**	1	1
TRIFR[1]	**2.16**	2.40	2.19
Serious injuries[5]	**9**	6	4
Severity rate[6]	**19**	32	23

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
[5] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at Goldfields.com/safety.php
[6] Severity rate is calculated as (Days lost to lost-time injuries/hours worked) x 1,000,000.

Environmental

No serious (Level 3 – 5) environmental incidents were reported for the third year in a row during 2021, while the number of Level 2 incidents reduced from 11 in 2020 to seven in 2021. This is a critical achievement as it signals not only sound environmental stewardship, but also a limited impact of our operations on neighbouring communities with whom we share many of the natural resources.

Tailings management

Gold Fields continues to address gaps identified in our process of aligning with the Global Industry Standard on Tailings Management (GISTM), which was launched in August 2020. As a member of the International Council on Mining & Metals, we have committed that all tailings facilities with "extreme" or "very high" consequence category ratings will be in conformance with the GISTM by 5 August 2023 and that all other tailings facilities that we operate that are not in a state of safe closure will be in conformance with the GISTM by 5 August 2025. Our priority facilities are on track to be in conformance with the GISTM by August 2023. All key personnel appointments have been made and our overall GISTM conformance programme is on track. We estimate that capital expenditure needed over the five years to achieve full compliance will be approximately US$25m. This excludes expenditure that will be required to migrate a number of our TSFs to downstream disposal and dry-stack deposition methods over time. As studies are finalised the associated costs will be disclosed.

Water management

Reducing freshwater usage and optimising Group water recycling/reuse are key strategic intents for the Company and we are making good progress on these. Fresh water withdrawal was 9.44 gigalitres (GL) in 2021 compared with 9.97GL in 2020, mainly due to a decrease in water withdrawal at Tarkwa and South Deep owing to increased recycling/reuse at both operations. South Deep continued to recycle treated sewage effluent, which was previously discharged to the Leeuspruit. The mine has also upgraded its water pipeline to reduce water losses. In terms of our 2030 water priorities, we are on track to achieve the 80% target for water recycled or reused, having recorded 75% in 2021, up from 71% in 2020. From a 2018 baseline, we have also reduced our freshwater use by 35% to date, on track to achieve the targeted 45% reduction by 2030.

The CDP Water NGO again placed Gold Fields on its A list for water management and disclosure, one of only 118 high-performing global companies out of almost 3,400 to make this year's top level. Gold Fields was ranked A-, a step below the highest possible A level, which we achieved in 2020.

Energy management and climate change

Group energy spend was US$341m (18% of operating costs) in 2021 compared with US$257m (16% of operating costs) in 2020, driven mainly by higher fuel prices. Energy intensity was 5.66GJ/oz (2020: 5.64GJ/oz) and 69MJ/t mined (2020: 72MJ/t). Total energy consumption during 2021 rose by 6% to 13.9 petajoules (PJ) (2020: 13.1PJ). Energy efficiency initiatives at our operations saved 1.2PJ, including compressor, pumping and fan optimisation at South Deep, haulage efficiencies at Gruyere and fuel switching at St Ives.

Scope 1 and 2 CO_2e emissions increased by 6% to 1.7 million tonnes (Mt) in 2021 (2020: 1.6Mt), in line with the increased energy use. CO_2e emissions intensity improved 3% to 8.6kg CO_2e/t mined from the 8.8kg CO_2e/t recorded in 2020.

We will continue to pursue carbon emission reductions at all our operations, in line with our 2030 ESG target commitment to reduce Scope 1 and 2 emissions by 30% from a 2016 baseline. A large part of these reductions will be achieved by continuing our successful roll-out of renewable energy projects. Our two completed microgrids are at the Agnew and Granny Smith mines in Western Australia.

The Gruyere mine, also in Western Australia, is set to add a 13MW solar farm and 4.4MW battery storage to its current gas engines during Q2 2022. As part of the construction of our Salares Norte mine in Chile, a 25.9MW hybrid energy project, comprising a 9.9MW solar power plant and thermal power, will be commissioned in Q1 2023 when the mine is scheduled to be operational.

At our South Deep mine in South Africa, we commenced with the construction of a R715m solar power plant in Q3 2021. The plant will provide the mine with about a quarter of its power requirements and save it over R120m a year in electricity costs. In Q4 2021 we increased the planned capacity of the plant from 40MW to 50MW. It is scheduled to be completed in H2 2022.

During 2021, renewable electricity averaged 55% of total electricity supply at Agnew, 7% at Granny Smith, 10% for the Australia region and 4% of total Group electricity. These percentages are set to increase over the next few years as we work to achieving our 2030 targets.

Environmental	Year ended		
	2021	2020	2019
Environmental incidents – Level 3 – 5	**0**	0	0
Water recycled/reused (% of total)	**75**	71	68
Fresh water withdrawal (GL)[1]	**9.4**	10.0	14.2
Energy consumption (PJ)[2]	**13.90**	13.13	12.49
Energy intensity (MJ/t mined)	**69**	72	66
CO_2 emissions (kt)[3]	**1,714**	1,605[5]	1,611[5]
CO_2 emissions intensity (kg CO_2 /t mined)	**8.5**	7.9	7.7

[1] Relates to operations only.
[2] Petajoules (1 PJ=1,000,000MJ).
[3] CO_2 emissions comprise Scope 1 and 2 emissions[4].
[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.
[5] Restated due to changes in emission factors in Ghana.

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$3.591bn in 2021 compared with US$2.849bn in 2020, with significant payment increases during the year to our host governments, in the form of higher taxes and royalties, as well as improved dividend and interest payments to our capital providers. Gold Fields procurement from in-country suppliers, excluding corporate procurement spend, was US$2.231bn in 2021 (96% of total procurement).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. In 2021 US$872m – 28% of total value distribution – flowed to our host communities in the form of procurement spend, wages and socio-economic development (SED) investment (US$676m, 28% in 2020). The Group host community workforce totaled 9,330 people – 53% of total workforce in 2021 (2020: 8,752 host community workforce, 53% of total workforce). Group host community procurement spend in 2021 was US$709m – 31% of total spend – compared with US$536m and 29% spend in 2020.

Gold Fields invested US$16.3m in socio-economic development (SED) projects in our host communities in 2021, compared with US$16.8m in 2020. The SED investments are funded through Gold Fields' foundations, trusts and operations.

Value distribution to national economies (US$m)	Year ended		
	2021	2020	2019
Royalties/taxes	**558**	381	254
Procurement	**2,101**	1,786	1,744
Wages/salaries	**463**	412	395
SED	**16**	17	22
Capital providers[1]	**454**	253	162
Total	**3,591**	2,849	2,577

[1] Includes payment to capital providers from Corporate Office.

Value distribution to host communities (US$m)	Year ended		
	2021	2020	2019
Procurement	**709**	536	635
Wages/salaries	**147**	123	125
SED	**16**	17	22
Total	**872**	676	782
Percentage of total value distribution	**28%**	28%	33%

A key priority for Gold Fields is to build a diverse and inclusive workplace by increasing the participation of women, Indigenous People and other targeted demographic groups in our workforce. At the end of 2021, women comprised 22% of Gold Fields' workforce compared with 20% in 2020. We are targeting 30% gender diversity by 2030. Training spend for 2021 was US$8.3m, compared with US$6.8m for 2020. Gold Fields was once again a constituent of the Bloomberg Gender-Equality Index for 2021.

Social	Year ended		
	2021	2020	2019
Host community procurement (% of total)	**31**	29	34
Host community workforce (% of total)	**53**	53	55
Women in workforce (%)	**22**	20	20
Training spend	**8.3**	6.8	10.8

COVID-19 report

While the impact of COVID-19 on our operational performance was relatively limited during 2021, an estimated 30koz, the impact on our workforce has been devastating. During 2021, we reported 17 deaths among our employees and contractors at South Deep, Ghana and Peru. It brings the total number of COVID-19 related deaths in the Company to 20 since the beginning of the pandemic in early 2020. Our heartfelt condolences again go out the families, friends and colleagues of the deceased.

Vaccination remains our primary defense against the impact of the virus and by mid-February 2022, 83% of our employees and contractors were already fully vaccinated, with a further 22% already receiving their booster jabs. Our Western Australian mines have introduced mandatory vaccination for most job categories in line with government policies. At South Deep, a risk-based mandatory vaccination approach has been implemented, whereby employees in higher risk categories have to be vaccinated. In Ghana, Chile and Peru mandatory vaccination is not permitted, as yet.

Apart from the vaccination campaigns, we continue to support our workforce through, amongst others, educational awareness programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus.

During 2021, our operations spent approximately US$30m on COVID-19 related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. This amount includes US$2m was spent on donations to assist governments and communities in their fight against the pandemic while in Ghana the government imposed a US$5m COVID-19 health recovery levy. In 2020, total COVID-19 related spending amounted to about US$33m.

As a result of the high rate of COVID-19 infections, South Deep and Cerro Corona in Peru were the most affected during 2021 amid the impact of regulations imposed by the governments of those countries to curb the spread. South Deep lost an estimated 300kg and Cerro Corona 20koz of gold production, mostly in Q1 2021. The impact on overall Group production though was minimal.

At our Salares Norte project in Chile, the Company had to cater for an additional 2,000-plus contractors on site during the construction process. This has been facilitated successfully and there have been no major COVID-19 related delays to the construction programme to date.

Since the start of the pandemic in March 2020, a Group Exco COVID-19 Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Regional and site committees have performed similar roles.

The latest COVID-19 statistics at our Group are displayed in the table below:

COVID-19 Report (as at 14 February 2022)	Total
Tested	**177,027**
Positive	**6,342**
Negative	**170,658**
Awaiting results[1]	**0**
Active cases[1]	**142**
Hospitalised[1]	**0**
Recovered	**6,436**
Vaccinated[2]	**83%**
Deceased	**20**

[1] "Awaiting results", "Active cases" and "Hospitalised" refers to current figures.
[2] Fully vaccinated. Private vaccinations by employees are not always declared. Numbers exclude Asanko/Galiano.

Revenue

Attributable equivalent gold production, (including Asanko) increased by 5% from 2.236Moz in 2020 to 2.341Moz in 2021. Attributable equivalent gold production at Asanko decreased by 16% from 112,500oz in 2020 to 94,600oz in 2021. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted. The impact of COVID-19 on our operational performance during 2021 amounted to an estimated 30koz (Cerro Corona at 20koz and South Deep at 10koz) and compared to 78koz in 2020 (Cerro Corona at 46koz and South Deep at 32koz).

At the South Africa region, attributable production at South Deep increased by 24% from 7,056kg (226,900oz) in 2020 to 8,776kg (282,200oz) in 2021. Managed production increased by 29% from 7,056kg (226,900oz) in 2020 to 9,101kg (292,600oz) in 2021. The increase was due to the productivity improvement programmes introduced in 2019 which are sustainably delivering results. Gold sold increased by 29% from 7,056kg (226,900oz) to 9,102kg (292,600oz).

Attributable gold production at the West African operations (including Asanko), increased by 1% from 786,900oz in 2020 to 793,100oz in 2021 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB) and a full year of commercial levels of production in 2021 as opposed to half a year in 2020 after exiting the project stage. Managed gold produced and sold at Tarkwa decreased by 1% from 526,300oz in 2020 to 521,700oz in 2021. At Damang, managed gold produced and sold increased by 14% from 223,000oz in 2020 to 254,400oz in 2021. Gold production at Asanko decreased by 16% from 112,500oz (45% basis) in 2020 to 94,600oz (45% basis) in 2021. Gold sold decreased by 11% from 109,700oz (45% basis) to 97,200oz (45% basis) .

Attributable equivalent gold production at Cerro Corona in Peru, increased by 20% from 206,100oz in 2020 to 247,000oz in 2021 mainly due to the higher price factor (41Koz). Total managed gold equivalent production increased by 20% from 207,100oz in 2020 to 248,300oz in 2021. Gold equivalent ounces sold increased by 21% from 205,500oz to 248,400oz.

Gold production at the Australian operations increased marginally from 1,016,800oz in 2020 to 1,018,500oz in 2021. At St Ives, gold production increased by 2% from 384,900oz in 2020 to 393,000oz in 2021. Gold sold decreased by 1% from 393,800oz to 391,100oz. At Agnew, gold production decreased by 4% from 233,300oz in 2020 to 223,000oz in 2021 mainly due to decreased ore tonnes processed, partially offset by an increase in yield. Gold sold decreased by 5% from 233,500oz to 222,800oz. At Granny Smith, gold production increased by 4% from 269,600oz in 2020 to 279,200oz in 2021 due to an increase in yield, partially offset by decreased ore tonnes processed. Gold sold increased by 7% from 265,200oz to 283,600oz. At Gruyere, gold production (100% basis) decreased by 5% from 258,200oz in 2020 to 246,500oz in 2021 due to a decrease in grade of ore mined and processed. The Group's share of gold production at Gruyere decreased by 5% from 129,100oz in 2020 to 123,300oz in 2021 due to a decrease in grade of ore mined and processed. Gold sold decreased by 3% from 128,000oz in 2020 to 124,400oz in 2021.

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 2% from US$1,767/eq oz in 2020 to US$1,794/eq oz in 2021. The average Rand gold price decreased by 8% from R928,707/kg to R851,102/kg. The average Australian Dollar gold price decreased by 6% from A$2,551/oz to A$2,400/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 1% from US$1,773/oz in 2020 to US$1,797/oz in 2021. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 3% from US$1,795/eq oz in 2020 to US$1,750/eq oz in 2021. The average US Dollar/Rand exchange rate strengthened by 10% from R16.38 in 2020 to R14.79 in 2021. The average Australian/US Dollar exchange rate strengthened by 9% from A$1.00 = US$0.69 to A$1.00 = US$0.75.

Gold equivalent ounces sold (excluding Asanko) increased by 6% from 2.22Moz in 2020 to 2.34Moz in 2021.

Revenue increased by 8% from US$3,892m in 2020 to US$4,195m in 2021 due to the higher gold sold and higher gold price received.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 12% from US$1,489m in 2020 to US$1,662m in 2021 mainly due to inflationary increases affecting all the regions and the effect of the strengthening of the South African Rand and Australian Dollar. Effective mining inflation for 2021 was as follows:
- 10.4% in South Africa;
- 5.8% in Ghana;
- 3.1% in Peru; and
- 6.8% in Australia.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 20% from R3,751m (US$229m) in 2020 to R4,510m (US$305m) in 2021 mainly due to increased volumes mined and processed as well as inflationary increases.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation decreased by 2% from US$469m in 2020 to US$460m in 2021 mainly due to a 8Mt decrease in operational waste tonnes mined at Damang as the strip ratio reduced and physical space constrained as mining moved deeper into the pit, combined with a gold-in-process credit to cost of US$72m in 2021 compared with gold-in-process credit to cost of US$61m in 2020. The decrease in cost of sales before amortisation and depreciation at Damang was partially offset by an increase in cost of sales before amortisation and depreciation at Tarkwa mainly driven by an increase in the contractor mining rate as well as inflationary increases. Tarkwa had a gold-in-process credit to cost of US$30m in 2021 compared with a gold-in-process charge to cost of US$2m in 2020.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 14% from US$154m in 2020 to US$176m in 2021 mainly due to a 8Mt increase in operational waste tonnes mined. This is in line with the low-grade ore stockpiling strategy and the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment.

At the Australia region, cost of sales before amortisation and depreciation increased by 4% from A$924m (US$637m) in 2020 to A$960m (US$721m) in 2021 mainly due to inflationary increases and additional processing cost associated with reliability projects at Gruyere, combined with a gold-in-process charge to cost of A$0m in 2021 compared with a gold-in-process credit to cost of A$6m in 2020.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 8% from US$661m in 2020 to US$713m in 2021 mainly due to the higher production in 2021 and the effect of the strengthening of the South African Rand and Australian Dollar.

Other

Net interest expense for the Group decreased by 22% from US$106m in 2020 to US$83m in 2021 mainly due to lower interest paid as a result of lower borrowings. Net interest expense of US$83m comprised of interest expense of US$80m and lease interest of US$24m, partially offset by interest income of US$8m and interest capitalised of US$13m in 2021. In 2020, net interest expense of US$106m comprised of interest expense of US$106m and lease interest of US$22m, partially offset by interest income of US$9m and interest capitalised of US$13m.

The equity accounted loss increased by 967% from US$3m in 2020 to US$32m in 2021.

The share of results of equity accounted investees after taxation decreased by 55% from US$47m in 2020 to US$21m in 2021. The equity accounted earnings of Asanko of US$23m in 2021 compared with US$49m in 2020. The decrease is mainly due to the lower production in 2021. The balance under share of results of equity accounted investees after taxation relates to expenditure of US$2m incurred at FSE in both 2020 and 2021.

The share of results of equity accounted investees – impairment of Asanko related to an impairment of US$53m in 2021 of the Asanko Gold Mine following the identification of an impairment trigger. This compared with an impairment of US$50m in 2020. Due to the re-evaluation of the geological modelling by our JV partner, Galliano, which is still not complete, Gold Fields is still not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (LoM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko's future cash flows in the absence of a revised Resource and Reserve for 31 December 2021. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

The loss on foreign exchange of US$2m in 2021 compared with a gain of US$9m in 2020 and related to the conversion of offshore cash holdings into their functional currencies.

Loss on financial instruments decreased by 58% from US$239m in 2020 to US$100m in 2021. The loss on financial instruments of US$100m in 2021 comprised a loss on hedges of US$96m and a loss on valuation of warrants of US$4m. The loss on hedges of US$96m includes realised losses of US$44m and unrealised losses and prior year marked-to-market reversals of US$52m. The realised losses of US$44m comprised losses realised on the Australian gold hedge of A$42m (US$31m) and Peruvian copper hedge of US$46m, partially offset by realised gains of US$33m on the Chilean currency hedge and the Australian oil hedge of A$1m (US$nil). The unrealised losses and prior year marked-to-market reversals of US$52m comprised losses on the Chilean currency hedge of US$93m, partially offset by gains on the Australian gold hedge of A$8m (US$6m), Peruvian copper hedge of US$14m, the Ghanaian oil hedge of US$13m and the Australian oil hedge of A$11m (US$8m).

In 2021, the loss on valuations of warrants of US$4m related to the Maverix warrants.

The loss on financial instruments of US$239m in 2020 comprised a loss on hedges of US$240m and a gain on valuation of options of US$1m. The loss on hedges of US$240m includes realised losses of US$417m, partially offset by unrealised gains and prior year marked-to-market reversals of US$177m. The realised losses of US$417m comprised losses realised on the South Deep gold hedge of R1,563m (US$95m), the Australian gold hedge of A$292m (US$201m), the Australian oil hedge of A$5m (US$3m) the Ghanaian gold hedge of US$115m and the Ghanaian oil hedge of US$7m, partially offset by realised gains of US$4m on the Chilean currency hedge. The unrealised gains and prior year marked-to-market reversals of US$177m comprised gains on the South Deep hedge of R176m (US$11m), the Australian gold hedge of A$106m (US$73m), the Ghanaian gold hedge of US$36m and the Chilean currency hedge of US$86m, partially offset by a loss on the Peruvian copper hedge of US$14m, the Ghanaian oil hedge of US$10m and the Australian oil hedge of A$7m (US$5m).

In 2020, the gain on valuations of options of US$1m relates to the Maverix warrants.

Share-based payments for the Group decreased by 13% from US$15m in 2020 to US$13m in 2021 mainly due to lower forecast vesting percentages of the scheme.

The long-term incentive plan decreased by 43% from US$51m in 2020 to US$29m in 2021 due to the current marked-to-market valuation of the plan reflecting forecast performance.

Other costs for the Group increased by 18% from US$39m in 2020 to US$46m in 2021 and mainly related to higher community spend in the South African and South American regions.

Exploration expenses
Exploration expenses increased by 22% from US$50m in 2020 to US$61m in 2021 mainly due to higher exploration spend in Australia and Ghana. The US$61m spend in 2021 included US$27m spend at Salares Norte which relates to exploration and project expenses. The balance of US$34m related to exploration at the other operations. The US$50m spend in 2020 included US$30m spend at Salares Norte with the balance of US$20m related to exploration at the other operations.

Non-recurring items
Non-recurring expenses of US$89m in 2021 compared with non-recurring income of US$34m in 2020.

Non-recurring expenses of US$89m in 2021 mainly include:
* impairment of FSE of US$31m based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
* expected credit loss against a contractor loan of US$41m at Tarkwa and Damang;
* US$10m impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies;
* US$2m write-off of redundant assets in Peru;
* restructuring costs at Tarkwa of US$2m;
* donations made to various bodies in response to COVID-19 of US$1m; and
* a cost arising on the rehabilitation year-end adjustments of US$11m; partially offset by
* profit on disposal of assets of US$9m.

Non-recurring income of US$34m in 2020 mainly included:
* US$24m income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction;

* net reversal of impairment of FSE of US$62m and is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
* expected credit loss against a contractor loan of US$29m at Tarkwa;
* US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired;
* US$2m write-off of redundant assets in Peru;
* donations made to various bodies in response to COVID-19 of US$3m;
* a cost arising on the rehabilitation year-end adjustments of US$2m; and
* other costs of US$5m mainly related to the capital raising in February 2020.

Royalties
Government royalties for the Group increased by 7% from US$105m in 2020 to US$112m in 2021 in line with the higher revenue.

Taxation
The taxation charge for the Group decreased by 2% from US$433m in 2020 to US$425m in 2021. Normal taxation increased by 22% from US$367m in 2020 to US$449m in 2021 in line with the higher profit before tax. The deferred tax charge of US$66m in 2020 compared to a deferred tax credit of US$24m in 2021.

The deferred tax credit in 2021 is due to the raising of a deferred tax asset of US$87m at Salares Norte. At 31 December 2021, there has been significant progress with the construction of the Salares Norte project as indicated by total project progress at 62.5%, construction progress at 55% and the early forecast curve being aligned with the scheduled finish of Q1 2023. The project is expected to deliver significant value and all tax credits are expected to be fully utilised before they expire.

If the deferred tax credit of US$87m is excluded, deferred taxation would have decreased by 5% from US$66m in 2020 to US$63m in 2021.

Profit
Net profit attributable to owners of the parent of the Group increased by 9% from US$723m or US$0.82 per share in 2020 to US$789m or US$0.89 per share in 2021.

Headline earnings attributable to owners of the parent of the Group increased by 22% from US$729m or US$0.83 per share in 2020 to US$890m or US$1.00 per share in 2021.

Normalised profit for the Group increased by 6% from US$879m or US$1.00 per share in 2020 to US$929m or US$1.05 per share in 2021.

Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:

US$'m	Year ended 2021	2020
Profit for the year attributable to owners of the parent	**789.3**	723.0
Non-recurring items	**89.0**	(34.1)
Tax effect of non-recurring items	**(4.8)**	(6.1)
Non-controlling interest effect of non-recurring items	**(4.2)**	(3.8)
Share of results of equity accounted investees – Asanko impairment	**52.8**	49.5
(Gain)/loss on foreign exchange	**1.9**	(8.6)
Tax effect of gain on foreign exchange	**1.2**	1.9
Non-controlling interest effect of gain on foreign exchange	**0.5**	0.6
Loss on financial instruments	**100.4**	238.9
Tax effect of loss on financial instruments	**(11.6)**	(76.1)
Non-controlling interest effect of loss on financial instruments	**0.9**	(6.4)
Salares Norte deferred tax asset raised	**(86.7)**	—
Normalised profit attributable to owners of the parent	**928.7**	878.8

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash inflow from operating activities of US$1,599m in 2021 compared with an inflow of US$1,257m in 2020. The increase of 27% was mainly due to a higher profit before royalties and taxation due to lower realised hedge losses in 2021 and lower investment in working capital. This was partially offset by higher royalties and taxation payments of US$558m in 2021 compared to US$381m in 2020. The higher tax payments in 2021 related mainly to higher profitability in 2020 with the final top-up payment for 2020 made in 2021.

Dividends paid of US$369m in 2021 compared with US$145m in 2020 and comprised dividends paid to owners of the parent of US$322m and related to the final 2020 and interim 2021 dividend, as well as dividends paid to non-controlling interest holders of US$47m.

Cash outflow from investing activities increased by 76% from US$607m in 2020 to US$1,071m in 2021. Capital expenditure increased by 86% from US$584m in 2020 to US$1,089m in 2021.

Sustaining capital expenditure, (excluding Asanko), increased by 41% from US$409m in 2020 to US$576m in 2021, while non-sustaining capital expenditure (excluding Asanko), increased by 193% from US$175m in 2020 to US$513m in 2021. The increase in sustaining capital expenditure is mainly attributable to:
- increased expenditure on capital waste mining and tailings storage facilities at Tarkwa;
- the solar plant construction and tailings storage facility extension at South Deep; and
- increased development and waste stripping activities at the Australian operations.

Non-sustaining expenditure of US$513m in 2021 comprised US$375m at Salares Norte, US$83m at the Australian operations, US$28m at Cerro Corona, US$6m at Damang and US$21m at South Deep. Non-sustaining expenditure of US$175m for 2020 comprised US$97m at Salares Norte, US$41m at the Australian operations, US$26m at Cerro Corona, US$6m at Damang and US$5m at South Deep.

At the South Africa region at South Deep, capital expenditure increased by 64% from R804m (US$49m) in 2020 to R1,320m (US$89m) in 2021 mainly due to the construction of the solar plant, Doornpoort tailings storage facility expansion project, on site power generation plant (diesel generators), the purchase of a mobile raise boring machine and the recommencement of capital development in the new mine area and associated infrastructure projects.

At the West Africa region, (excluding Asanko), capital expenditure increased by 39% from US$167m in 2020 to US$232m in 2021. At Tarkwa, capital expenditure increased by 42% from US$147m in 2020 to US$209m in 2021 due to increased expenditure on capital waste stripping and tailings storage facility construction. Capital expenditure at Damang increased by 18% from US$20m in 2020 to US$23m in 2021 mainly due to higher capital waste tonnes mined at the Huni pit.

Capital expenditure at Asanko (on a 100% basis) amounted to US$46m in 2021 compared with US$69m in 2020. The Asanko capital expenditure is not included in the Group capital expenditure.

At the South America region at Cerro Corona, capital expenditure increased by 12% from US$50m in 2020 to US$56m in 2021 mainly due to the replacement of a crusher in the process plant to deal with an increase in ore hardness and land acquisition.

At Salares Norte, capital expenditure increased by 287% from US$97m in 2020 to US$375m in 2021 due to an increase in construction activities at the project as construction progressed to 55.0% at the end of 2021 compared to 15.6% at the end of 2020.

At the Australia region, capital expenditure increased by 40% from A$319m (US$220m) in 2020 to A$447m (US$336m) in 2021. At St Ives, capital expenditure increased by 29% from A$107m (US$74m) to A$138m (US$103m) mainly due to increased development at Invincible underground, pre-stripping of Neptune stage 7 and Delta island open pit as well as the construction of a paste plant at Invincible underground mine. At Agnew, capital expenditure increased by 56% from A$75m (US$52m) in 2020 to A$117m (US$88m) in 2021 mainly due to increased underground development, underground ventilation upgrades, the crusher circuit update and increased exploration drilling. At Granny Smith, capital expenditure increased by 39% from A$96m (US$66m) in 2020 to A$134m (US$100m) in 2021 mainly due to an increase in development in the Zone 110/120 and Zone 135 areas as well as the development of the second decline. At Gruyere, capital expenditure

increased by 43% from A$41m (US$28m) in 2020 to A$58m (US$44m) in 2021 mainly due the pre-stripping of stages 2 and 3 of the pit.

Proceeds on disposal of assets of US$3m in 2021 compared with proceeds on disposal of assets of US$1m in 2020.

Purchase of investments of US$27m in 2021 compared with US$1m in 2020. Purchase of investments of US$27m in 2021 related to US$10m paid for the conversion of warrants to Maverix shares, US$2m paid for 6.6m shares in Chakana Copper Corporation, US$2m for 11.0m shares in Hamelin Gold Limited and an investment of US$13m in bonds for the insurance captive. The US$1m in 2020 related to a purchase of 3.4m shares in Lefroy Exploration Limited.

Redemption of Asanko preference shares amounted to US$5m in 2021 compared to US$38m in 2020.

Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68m. These loans are interest bearing and a portion is secured over the fleet purchased by the contractor in 2020.

Proceeds on disposal of investments decreased by 17% from US$23m in 2020 to US$19m in 2021. Proceeds of US$19m in 2021 related to the disposal of shares in the Toronto-listed gold and royalty streaming company Maverix. In 2020 it amounted to US$23m and related to the sale of 81m shares in ASX-listed Cardinal Resources Limited.

Environmental payments increased by 11% from US$9m in 2020 to US$10m in 2021.

Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments decreased by 27% from US$631m in 2020 to US$463m in 2021 mainly due to higher capital expenditure, partially offset by higher cash from operations due to lower hedge payments.

The US$463m adjusted free cash flow in 2021 comprised: US$913m adjusted free cash flow from operations generated by the eight mining operations plus redemption of Asanko preference shares of US$5m, less US$65m of net non-mine interest paid, US$327m at Salares Norte on exploration and construction capital, as well as US$63m on non-mine based costs mainly due to working capital movements.

The Salares Norte expenditure of US$327m comprises the following:

US$'m	2021
Exploration expenditure	(27)
Capital expenditure	(375)
Release of working capital	66
Other	9
Total spend	(327)

The US$631m adjusted free cash flow in 2020, comprised: US$868m adjusted free cash flow from operations generated by the eight mining operations plus redemption of Asanko preference shares of US$38m, less US$92m of net non-mine interest paid, US$151m at Salares Norte on exploration and construction capital, as well as US$32m on non-mine based costs mainly due to working capital movements.

The Salares Norte expenditure of US$151m comprises the following:

US$'m	2020
Exploration expenditure	(30)
Capital expenditure	(97)
Investment into working capital	(24)
Total spend	(151)

Net cash outflow from financing activities of US$511m in 2021 compared with US$140m in 2020. The outflow in 2021 related to loan repayments of US$644m and payment of lease liabilities of US$74m, partially offset by loan drawdowns of US$207m. The outflow in 2020 related to the repayment of US$1,014m of offshore loans (including the 2020 bond of US$602m) and payment of lease payments of US$64m, partially offset by shares issued of US$249m and loan drawdowns of US$689m.

The net cash outflow for the Group of US$351m in 2021 compared with an inflow of US$364m in 2020. After accounting for a negative translation adjustment of US$11m on non-US Dollar cash balances, the cash outflow in 2021 was US$362m. The cash balance of US$525m in 2021 compared with US$887m in 2020.

All-in sustaining and total all-in cost

The Group all-in sustaining costs increased by 9% from US$977/oz in 2020 to US$1,063/oz in 2021 mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. If the all-in sustaining costs are normalised for the strengthening of the currencies by using the same exchange rates as in 2020, the all-in sustaining costs would be US$1,006/oz for 2021. This represents a 3% increase in all-in sustaining costs compared with 2020.

Total all-in cost increased by 20% from US$1,079/oz in 2020 to US$1,297/oz in 2021 due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

Normalising for the exchange rate differences by using the same exchange rates as in 2020, the total all-in cost would be US$1,236/oz for 2021, a 15% increase when compared with 2020.

Excluding the project construction capital at Salares Norte, total all-in cost increased by 11% from US$1,038/oz in 2020 to US$1,148/oz in 2021.

Normalising for the exchange rate differences as well as excluding the Salares Norte project capital, the total all-in cost would be US$1,089/oz for 2021, a 5% increase when compared with 2020.

Royalties paid increased by US$2/oz or 4% from US$51/oz in 2020 to US$53/oz in 2021.

COVID-19 related costs are estimated at approximately US$10/oz for 2021 and are included in the AISC and AIC.

Statement of financial position

Net debt decreased from US$1,069m at 31 December 2020 to US$969m at 31 December 2021.

Net debt excluding lease liabilities decreased from US$640m in 2020 to US$553m in 2021.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.40x in 2021 compared with 0.56x in 2020.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the year ended 31 December 2021 profit, which is determined as follows in US$ million:

	Year ended	
US$'m	**2021**	2020
Profit for the year	**829.5**	745.4
Taxation and royalties	**537.3**	537.5
Non-recurring items	**89.0**	(34.1)
Long-term incentive scheme	**28.5**	51.3
Share-based payments	**12.7**	14.5
Loss on financial instruments	**100.4**	238.9
Loss/(gain) on foreign exchange	**1.9**	(8.6)
Equity accounted loss, after taxation	**32.0**	2.6
Net interest expense	**82.9**	105.8
Amortisation and depreciation	**713.2**	661.3
Realised loss on financial instruments*	**(43.5)**	(416.6)
Other*	**9.7**	12.2
Adjusted EBITDA	**2,393.6**	1,910.2

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2021 and 31 December 2020.

Adjusted free cash flow margin for LTIP purposes

The adjusted free cash flow (FCF) margin for LTIP purposes is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the year ended 2021 is calculated as follows:

	Year ended 2021	
	US$'m	**US$/oz**
Revenue[1]	**3,962.9**	**1,798[4]**
Less: Cash outflow	**(2,970.1)**	**(1,348)**
AIC	**(2,832.0)[2]**	**(1,285)**
Adjusted for:		
Share-based payments (non-cash)	**12.7**	**6**
Long-term employee benefits (non-cash)	**28.5**	**13**
Exploration, feasibility and evaluation costs outside of existing operations*	**28.1**	**13**
Non-sustaining expenditure (Salares Norte)	**350.9**	**159**
Revenue hedge (realised)*	**(77.2)**	**(35)**
Redemption of Asanko preference shares	**5.0**	**2**
Payment of long-term employee benefits	**(37.3)**	**(17)**
Tax paid (excluding royalties which is included in AIC above)	**(448.8)**	**(240)**
Adjusted free cash flow for LTIP purposes[3]	**992.8**	**450**
Adjusted FCF margin for LTIP purposes	**25%**	
Gold sold only – 000'oz	**2,203.6**	

[1] Revenue from income statement at US$4,195.2m less revenue from Cerro Corona by-products in AIC at US$232.3m equals US$3,962.9m.
[2] AIC for the Group of US$2,983.6m less AIC for Asanko of US$151.6m.
[3] Adjusted free cash flow for LTIP purposes does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 28 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
[4] Calculated by dividing revenue by gold sold only.
* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2021.

	Year ended 2020	
	US$'m	US$/oz
Revenue[1]	3,748.0	1,771[4]
Less: Cash outflow	(2,710.8)	(1,281)
AIC	(2,258.3)[2]	(1,067)
Adjusted for:		
Share-based payments (non-cash)	14.5	7
Long-term employee benefits (non-cash)	51.3	24
Exploration, feasibility and evaluation costs outside of existing operations*	31.4	15
Non-sustaining capital expenditure (Damang reinvestment and Salares Norte)	102.8	49
Revenue hedge (realised)*	(411.3)	(194)
Redemption of Asanko preference shares	37.5	18
Tax paid (excluding royalties which is included in AIC above)	(278.7)	(132)
Adjusted free cash flow for LTIP purposes[3]	1,037.2	490
Adjusted FCF margin for LTIP purposes	28%	
Gold sold only – 000'oz	2,116.7	

[1] Revenue from income statement at US$3,892.1m less revenue from Cerro Corona by-products in AIC at US$144.1m equals US$3,748.0m.
[2] AIC for the Group of US$2,402.7m less AIC for Asanko of US$144.4m.
[3] Adjusted free cash flow for LTIP purposes does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 28 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
[4] Calculated by dividing revenue by gold sold only.
* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020.

The FCF margin of 25% in 2021 at a gold price of US$1,798/oz compared with 28% in 2020 at a gold price of US$1,771/oz.

Review of Operations
Year ended December 2021 compared with year ended December 2020

Figures may not add as they are rounded independently.

South Africa region
South Deep

		Dec 2021	Dec 2020	% Variance
Ore mined	000 tonnes	1,540	1,136	36%
Waste mined	000 tonnes	201	86	134%
Total tonnes	000 tonnes	1,741	1,222	42%
Grade mined – underground reef	g/t	6.33	6.31	—%
Grade mined – underground total	g/t	5.60	5.86	(4)%
Gold mined	kg	9,744	7,161	36%
	000'oz	313.3	230.2	36%
Destress	m²	44,398	35,545	25%
Development	m	5,505	3,548	55%
Secondary support	m	14,538	9,504	53%
Backfill	m³	298,186	322,823	(8)%
Ore milled – underground reef	000 tonnes	1,535.6	1,154.3	33%
Ore milled – underground waste	000 tonnes	154.0	55.3	178%
Ore milled – surface	000 tonnes	1,232.5	1,048.1	18%
Total tonnes milled	000 tonnes	2,922.1	2,257.7	29%
Yield – underground reef	g/t	5.84	6.01	(3)%
Surface yield	g/t	0.11	0.11	—%
Total yield	g/t	3.11	3.13	(1)%
Gold produced	kg	9,102	7,056	29%
	000'oz	292.6	226.9	29%
Gold sold	kg	9,102	7,056	29%
	000'oz	292.6	226.9	29%
AISC	R/kg	622,726	651,514	(4)%
	US$/oz	1,310	1,237	6%
AIC	R/kg	655,826	663,635	(1)%
	US$/oz	1,379	1,260	9%
Sustaining capital expenditure	Rm	1,019.1	718.4	42%
	US$m	68.9	43.9	57%
Non-sustaining capital expenditure	Rm	301.3	85.5	252%
	US$m	20.4	5.2	292%
Total capital expenditure	Rm	1,320.4	803.9	64%
	US$m	89.3	49.1	82%
Adjusted free cash flow	Rm	1,435.1	557.8	157%
	US$m	97.0	34.1	184%

South Deep showed significant improvement in most key performance measures during FY2021 compared to FY2020 despite both years being impacted by COVID-19-related interruptions. These improvements are in line with the mine production ramp up plan to 12t gold output annually. Productivity improvement programmes that were introduced in 2019 are sustainably delivering results. The COVID-19-related production impact, primarily in Q1 of 2021, was 300kg (9,600oz) and compared to 1,000kg (32,000oz) in 2020.

Gold production increased by 29% to 9,102kg (292,600oz) in 2021 from 7,056kg (226,900oz) in 2020. The increased gold production was due to improved volumes mined and processed as well as lower COVID-19-related production losses in 2021.

Ore mined increased by 36% to 1,540kt in 2021 from 1,136kt in 2020. North of Wrench increased its contribution YoY from 65% to 71%, while current mine reduced its contribution from 35% to 29% as part of the focus to transition away from current mine to higher productivity North of Wrench. Underground reef grade mined remained similar at 6.33g/t.

Waste mined increased by 134% to 201kt in 2021 from 86kt in 2020 as growth capital development was ramped up to ensure key infrastructure is installed on schedule in order to achieve planned production ramp up.

Destress increased by 25% to 44,398m² in 2021 from 35,545m² in 2020, while reef horizon development metres increased by 55% to 5,505m in 2021 from 3,548m in 2020 as a result of improved operational efficiencies, mainly drill rigs.

Secondary support increased by 53% in line with increased destress and development whereas backfill decreased by 8% in 2021 as backlog reduced compared to 2020 and some stopes not scheduled for backfilling in 2021.

Surface re-mining and processing tonnes increased by 18% due to increased operational efficiencies.

Total yield decreased by 1% to 3.11g/t in 2021 from 3.13g/t in 2020 largely driven by the increase in surface re-mining volumes.

Total all-in cost decreased by 1% to R655,826/kg (US$1,379/oz) in 2021 from R663,635/kg (US$1,260/oz) in 2020 with the inflationary effect and higher capital cost fully offset with improved gold production and sales. All-in cost in US Dollar terms increased by 9% as a result of the strengthening of the South African Rand by 10% from R16.38 in 2020 to R14.79 in 2021.

Capital expenditure increased by 64% to R1.3bn (US$89m) in 2021 from R804m (US$49m) in 2020 as detailed below.

Sustaining capital expenditure increased by 42% to R1.0bn (US$69m) in 2021 from R718m (US$44m) in 2020 mainly due to the construction of the solar plant of R129 (US$9m), Doornpoort tailings storage facility extension, on site power generation plant (diesel generators) and the purchase of a mobile raise boring machine.

Non-sustaining capital expenditure increased by 252% to R301m (US$20m) in 2021 from R86m (US$5m) in 2020. This increase was due to the recommencement of capital development in the new mine area and associated infrastructure projects.

Adjusted free cash flow increased by 157% to R1.4bn (US$97m) in 2021 compared to R558m (US$34m) in 2020. The increase is mainly due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation, as well as higher capital expenditure. The adjusted free cash flow in 2020 was also impacted by a realised hedge loss of R1,563m (US$95m).

Guidance
Guidance for 2022 is as follows:
- Gold produced ~ 9,600kg (308,600oz) to 9,700kg (311,800oz);
- Sustaining capital expenditure ~ R1,547m (US$99m);
- Non-sustaining capital expenditure ~ R383m (US$25m);
- All-in sustaining costs ~ R715,000/kg (US$1,430/oz); and
- Total all-in cost ~ R755,000/kg (US$1,510/oz).

Capital expenditure is expected to increase by approximately R600m (US$39m) mainly due to growth capital on new mine development, mobile fleet requiring replacement and rebuilds due, as well as the majority of the solar plant build of R554m (US$36m). In addition, investment in new mine underground infrastructure to support the increase in production is required.

The increase in AIC is due to higher capital expenditure and higher cost of sales before amortisation and depreciation as a result of inflationary increases, partially offset by higher gold sold.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts either production or costs is indeterminable at this stage.

West Africa region
Ghana

		Dec 2021	Dec 2020	% Variance
Gold produced	000'oz	870.7	861.7	1%
AISC	US$/oz	1,083	1,027	5%
AIC	US$/oz	1,112	1,060	5%
Adjusted free cash flow	US$m	292.3	252.0	16%

Total production increased by 1% to 871koz in 2021 from 862koz in 2020 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB), partially offset by reduced production at Asanko.

All-in cost increased by 5% to US$1,112/oz in 2021 from US$1,060/oz in 2020 mainly due to cost inflation and higher all-in cost at Asanko.

The region produced adjusted free cash flow (excluding Asanko) of US$292m in 2021 compared to US$252m in 2020. Gold Fields received US$5m on the redemption of preference shares from Asanko in 2021. If included the adjusted free cash flow in 2021 would be US$297m. Gold Fields received US$38m on the redemption of preference shares from Asanko in 2020. If included the adjusted free cash flow in 2020 would be US$290m. The adjusted free cash flow in 2020 was also impacted by a realised hedge loss of US$115m.

Tarkwa

		Dec 2021	Dec 2020	% Variance
Ore mined	000 tonnes	11,756	11,877	(1)%
Waste (Capital)	000 tonnes	53,077	48,271	10%
Waste (Operational)	000 tonnes	26,848	28,756	(7)%
Total waste mined	000 tonnes	79,925	77,027	4%
Total tonnes mined	000 tonnes	91,681	88,904	3%
Grade mined	g/t	1.38	1.40	(1)%
Gold mined	000'oz	520.5	533.3	(2)%
Strip ratio	waste/ore	6.8	6.5	5%
Tonnes milled	000 tonnes	13,877	14,234	(3)%
Yield	g/t	1.17	1.15	2%
Gold produced	000'oz	521.7	526.3	(1)%
Gold sold	000'oz	521.7	526.3	(1)%
AISC	US$/oz	1,155	1,017	14%
AIC	US$/oz	1,155	1,017	14%
Sustaining capital expenditure	US$m	209.0	147.2	42%
Non-sustaining capital expenditure	US$m	—	—	—%
Total capital expenditure	US$m	209.0	147.2	42%
Adjusted free cash flow	US$m	194.3	186.1	4%

Gold production decreased by 1% to 521,700oz in 2021 from 526,300oz in 2020 mainly due to lower tonnes processed. Realised yield increased by 2% to 1.17g/t in 2021 from 1.15g/t in 2020 due to higher grades processed. Ore rehandled from stockpiles was 3,336kt at a head grade of 0.78g/t in 2021 compared to 3,993kt at a head grade of 0.76g/t in 2020.

Total tonnes mined, including capital waste stripping, increased by 3% to 91.7Mt in 2021 from 88.9Mt in 2020 due to improved equipment performance. Ore mined decreased by 1% to 11.8Mt in 2021 from 11.9Mt in 2020. Capital waste stripped increased by 10% to 53.1Mt in 2021 from 48.3Mt in 2020 due to improved equipment performance and the strategy to advance capital waste stripping in 2021 to expose ore for 2022. Operational waste decreased by 7% to 26.8Mt in 2021 from 28.8Mt in 2020 in line with the mining schedule.

All-in cost increased by 14% to US$1,155/oz in 2021 from US$1,017/oz in 2020 due to higher capital expenditure, lower gold sold and higher cost of sales before amortisation and depreciation. Both capital and operating expenditure include a contractor mining rate adjustment in 2021.

Total capital expenditure increased by 42% to US$209m in 2021 from US$147m in 2020 as a result of increased expenditure on capital waste stripping and tailings storage facility construction. The additional expenditure on tailings storage in 2021 was to address the recommendations and instructions from the Inspectorate Division of the Minerals Commission and the remedial measures proposed by Knight Piesold and SLR Consulting (EoR – Engineer on Record).

Tarkwa generated adjusted free cash flow of US$194m in 2021 compared to US$186m in 2020 mainly due to a higher gold price received and a realised hedge loss of US$79m included in the 2020 adjusted free cash flow.

Guidance
The estimate for 2022 is as follows:
- Gold produced ~ 515,000oz;
- Sustaining capital expenditure ~ US$198m;
- All-in sustaining costs ~ US$1,230/oz; and
- Total all-in cost ~ US$1,230/oz.

The increase in AIC is due to higher cost of sales before amortisation and depreciation as a result of inflationary increases.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Damang

		Dec 2021	Dec 2020	% Variance
Ore mined	000 tonnes	8,271	6,680	24%
Waste (Capital)	000 tonnes	983	8	12188%
Waste (Operational)	000 tonnes	14,769	22,541	(34)%
Total waste mined	000 tonnes	15,752	22,549	(30)%
Total tonnes mined	000 tonnes	24,022	29,229	(18)%
Grade mined	g/t	1.53	1.62	(6)%
Gold mined	000'oz	405.6	347.4	17%
Strip ratio	waste/ore	1.9	3.4	(44)%
Tonnes milled	000 tonnes	4,720	4,798	(2)%
Yield	g/t	1.68	1.45	16%
Gold produced	000'oz	254.4	223.0	14%
Gold sold	000'oz	254.4	223.0	14%
AISC	US$/oz	802	1,008	(20)%
AIC	US$/oz	852	1,035	(18)%
Sustaining capital expenditure	US$m	17.4	13.8	26%
Non-sustaining capital expenditure	US$m	6.0	6.1	(2)%
Total capital expenditure	US$m	23.4	19.9	18%
Adjusted free cash flow	US$m	98.0	65.9	49%

Gold production increased by 14% to 254,400oz in 2021 from 223,000oz in 2020 due to higher yield as a result of higher grade of ore processed. Yield increased by 16% to 1.68g/t in 2021 from 1.45g/t in 2020. This improvement was as a result of selectively feeding the higher grade portion of the higher ore tonnes mined to the mill. The 2020 year for Damang consisted of two halves with H1 still focused on higher waste stripping and mining the lower grade Huni Sandstone section while in H2 the mine transitioned into the main ore body of the Damang pit complex.

Total tonnes mined decreased by 18% to 24.0Mt in 2021 from 29.2Mt in 2020 due to lower strip ratio and physical space constraint in the Damang Pit Cut Back (DPCB).

Ore tonnes mined increased by 24% to 8.3Mt in 2021 from 6.7Mt in 2020 due to accelerated mining in the main ore body to preferentially process higher grade ore and stockpile lower grade material from the Damang pit.

Capital waste tonnes mined at 1.0Mt in 2021 compared to 0.01Mt in 2020 due to the commencement of waste stripping at Huni pit. Operational waste tonnes decreased by 34% to 14.8Mt in 2021 from 22.5Mt in 2020 due to the reduced mining rate in DPCB. Strip ratio decreased by 44% to 1.9 in 2021 from 3.4 in 2020 due to mining within the exposed ore zones of the main orebody at DPCB.

Gold mined increased by 17% to 406koz in 2021 from 347koz in 2020 due to mining within the exposed ore zones of the main orebody at DPCB.

Given the plant capacity constraint, 3.8Mt of the 8.3Mt ore mined was processed in addition to 0.9Mt depleted from stockpile in 2021. The remaining 4.5Mt of the ore mined was added to the stockpile. The closing balance of the stockpile increased to 7.0Mt at an average grade of 0.95g/t in 2021 from 3.3Mt at an average grade of 1.07g/t in 2020.

All-in cost decreased by 18% to US$852/oz in 2021 from US$1,035/oz in 2020 due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.

Total capital expenditure increased by 18% to US$23m in 2021 from US$20m in 2020. Sustaining capital expenditure increased by 26% to US$17m in 2021 from US$14m in 2020 mainly due to the higher capital waste tonnes mined at the Huni pit. Non-sustaining capital expenditure was similar at US$6m in 2021.

Damang generated adjusted free cash flow of US$98m in 2021 compared to US$66m in 2020 due to higher revenue resulting from higher gold sold and higher gold price received and a realised hedge loss of US$36m included in the 2020 adjusted free cash flow.

As we continue to deliver into the Damang Reinvestment Plan, 2022 will be the last full production year at the mine, with production expected to be c.230koz for the year. Thereafter, we expect production to decline to c.150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment (c.125koz per year). In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these projects later in the year.

Guidance
The estimate for 2022 is as follows:
- Gold produced ~ 229,000oz;
- Sustaining capital expenditure ~ US$42m;
- Non-sustaining capital expenditure ~ US$10m;
- All-in sustaining costs ~ US$950/oz; and
- Total all-in cost ~ US$1,030/oz.

The increase in AIC is due to lower gold sold, higher capital expenditure mainly due to higher capital waste tonnes mined at the Huni pit and higher cost of sales before amortisation and depreciation as a result of inflationary increases.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Asanko (Equity accounted Joint Venture)

		Dec 2021	Dec 2020	% Variance
Ore mined	000 tonnes	6,261	6,193	1%
Waste (Capital)	000 tonnes	2,038	4,974	(59)%
Waste (Operational)	000 tonnes	35,356	33,298	6%
Total waste mined	000 tonnes	37,394	38,272	(2)%
Total tonnes mined	000 tonnes	43,655	44,465	(2)%
Grade mined	g/t	1.28	1.45	(12)%
Gold mined	000'oz	257.1	287.9	(11)%
Strip ratio	waste/ ore	6.0	6.2	(3)%
Tonnes milled	000 tonnes	5,933	5,943	—%
Yield	g/t	1.10	1.31	(16)%
Gold produced	000'oz	210.2	249.9	(16)%
Gold sold	000'oz	216.1	243.8	(11)%
AISC	US$/oz	1,431	1,114	28%
AIC	US$/oz	1,559	1,316	18%
Sustaining capital expenditure	US$m	28.9	28.7	1%
Non-sustaining capital expenditure	US$m	16.6	40.5	(59)%
Total capital expenditure	US$m	45.5	69.2	(34)%
Adjusted free cash flow	US$m	25.0	65.5	(62)%

All figures in table on a 100% basis.

Gold production decreased by 16% to 210,200oz (100% basis) in 2021 from 249,900oz (100% basis) in 2020, of which 94,600oz (2020: 112,500oz) was attributable to Gold Fields. The decrease was mainly due to lower yield which decreased by 16% to 1.10g/t in 2021 from 1.31g/t in 2020. The lower yield was a direct result of lower grade ore mined and processed combined with a reduction in recovery due to processing material with a high organic carbon content.

Gold mined decreased by 11% to 257,100oz (100% basis) in 2021 from 287,900oz (100% basis) in 2020 as a result of lower grade ore mined. Grades mined at both Esaase and Akwasiso remained below expectations.

Total tonnes mined decreased by 2% to 43.7Mt in 2021 from 44.5Mt in 2020 due to mining from only two main pits namely Esaase and Akwasiso cut 3 with reduced stripping ratios at the Esaase pit. In 2020 mining took place in three pits, namely Esaase, Akwasiso cut 2 and Nkran.

All-in cost increased by 18% to US$1,559/oz in 2021 from US$1,316/oz in 2020 due to an increase in cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.

Total capital expenditure (100% basis) decreased by 34% to US$46m in 2021 from US$69m in 2020. Sustaining capital expenditure was similar at US$29m in 2021. Non-sustaining capital expenditure decreased by 59% to US$17m in 2021 from US$41m in 2020 due to decreased expenditure on Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso cut 3.

Asanko generated adjusted free cash flow of US$25m in 2021 compared to US$66m in 2020 mainly due to lower gold sold and higher cost of sales before amortisation, partially offset by lower capital expenditure.

Guidance
At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. We expect Galiano, who are the operators of the Asanko Mine, to update the market on the outlook for Asanko by the end of Q1 2022.

South America region
Peru
Cerro Corona

		Dec 2021	Dec 2020	% Variance
Ore mined	000 tonnes	8,959	7,303	23%
Waste mined	000 tonnes	19,342	10,921	77%
Total tonnes mined	000 tonnes	28,301	18,224	55%
Grade mined – gold	g/t	0.76	0.85	(11)%
Grade mined – copper	per cent	0.42	0.42	—%
Gold mined	000'oz	220.2	200.2	10%
Copper mined	000 tonnes	38,052	31,014	23%
Tonnes milled	000 tonnes	6,817	6,796	—%
Gold recoveries	per cent	64.7	65.3	(1)%
Copper recoveries	per cent	87.1	87.6	(1)%
Yield – Gold	g/t	0.54	0.57	(5)%
– Copper	per cent	0.40	0.38	5%
– Combined	eq g/t	1.13	0.95	19%
Gold produced	000'oz	113.3	119.4	(5)%
Copper produced	tonnes	25,948	24,857	4%
Total equivalent gold produced	000' eq oz	248.3	207.1	20%
Total equivalent gold sold	000' eq oz	248.4	205.5	21%
AISC	US$/oz	(34)	484	(107)%
AISC	US$/eq oz	920	984	(7)%
AIC	US$/oz	230	715	(68)%
AIC	US$/eq oz	1,040	1,119	(7)%
Sustaining capital expenditure	US$m	27.6	23.6	17%
Non-sustaining capital expenditure	US$m	28.1	26.3	7%
Total capital expenditure	US$m	55.8	49.9	12%
Adjusted free cash flow	US$m	57.1	83.8	(32)%

2021 continued to be a challenging year for the Cerro Corona operation, after the Peruvian Government declared a State of Emergency in response to the COVID-19 pandemic back in March 2020. Measures taken to control the virus limited the Company's operational capability, since new protocols limited the capacity at the camp, negatively affecting the mining operation and construction projects. The equivalent ounce impact of COVID-19, mostly in Q1 of 2021, was 20,000 eq oz and compared to 46,000 eq oz in 2020. In addition H1 2021 was impacted by slope instability at the pit as a result of the abnormally high rainfall season which triggered the re-sequencing of the mining plan, impacting on the ore mined from the eastern part of the mine.

Gold production decreased by 5% to 113,300oz in 2021 from 119,400oz in 2020 due to lower grade processed, while copper production increased by 4% to 25,948t in 2021 from 24,857t in 2020 due to higher grades processed. Equivalent gold production increased by 20% to 248,300oz in 2021 from 207,100oz in 2020 mainly due to the higher price factor (41Koz).

Total tonnes mined increased by 55% to 28.3Mt in 2021 from 18.2Mt in 2020 mainly due to an increase in waste mined of 77% to 19.3Mt in 2021 from 10.9Mt in 2020, in order to recover the 2020 waste tonnes delayed by the COVID-19 pandemic and in line with the 2030 life of mine plan. Ore mined increased by 23% to 9.0Mt in 2021 from 7.3Mt in 2020, in order to comply with the low-grade ore stocking strategy, established in the 2030 life of mine sequence.

All-in cost per gold ounce decreased by 68% to US$230/oz in 2021 from US$715/oz in 2020 mainly as a result of higher by-product credits due to a higher copper price and content sold. All-in cost per equivalent ounce decreased by 7% to US$1,040 per equivalent ounce in 2021 from US$1,119 per equivalent ounce in 2020 mainly due to higher equivalent ounces sold and higher gold inventory credit as a result of higher build-up of low grade stockpile in 2021, partially offset by higher waste tonnes mined and higher capital expenditure.

Total capital expenditure increased by 12% to US$56m in 2021 from US$50m in 2020. Sustaining capital expenditure increased by 17% to US$28m in 2021 from US$24m in 2020 due to the replacement of a crusher in the process plant to manage the increase of ore hardness and the acquisition of land near the east wall pit during 2021. Non-sustaining capital expenditure increased by 7% to US$28m in 2021 from US$26m in 2020 mainly due to commencing with the Ana waste storage facility construction during 2021 in line with the life of mine expansion plan.

Despite higher equivalent ounces sold, adjusted free cash flow decreased by 32% to US$57m in 2021 compared to US$84m in 2020. This is mainly explained by a collar hedge over copper price contracted in 2021 resulting in a hedge loss of US$46m. If the hedge loss is added back, the adjusted free cash flow for 2021 would have been US$103m.

Guidance
The estimate for 2022 is as follows:
- Gold equivalents produced ~ 255,000oz;
- Gold produced ~ 120,000oz;
- Copper tonnes produced ~ 27,000t;
- Sustaining capital expenditure ~ US$33m;
- Non-sustaining capital expenditure ~ US$13m;
- Copper price ~ US$8,000 per tonne;
- Gold price ~ US$1,600/oz;
- All-in sustaining costs ~ US$900/eq oz;
- Total all-in cost ~ US$990/eq oz;
- All-in sustaining costs ~ US$320/oz; and
- Total all-in cost ~ US$500/oz.

The decrease in AIC is due to lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation as a result of inflationary increases.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Chile
Salares Norte
US$326.5m was spent on Salares Norte in 2021, made up of US$374.9m in capital expenditure, US$27.2m in exploration, US$9.0m in tax paid and US$14.3m in other costs, partially offset by a US$66.0m release of working capital and a credit of US$32.9m from the realised portion of the FX hedge. At the end of December 2021, total project progress was 62.5%, slightly below the planned 67.1%.

Despite the challenges presented by COVID-19 and severe weather conditions during 2021, construction progress stood at 55.0%, at 31 December 2021 compared to plan of 61.9%. Importantly, all of the critical path items remain on track and Salares Norte is still expected to pour first gold towards the end of Q1 2023. As previously mentioned, certain non-critical path items were intentionally deferred into 2022 to manage the COVID-19 related restrictions.

Key items of the project were advanced during 2021, including the Heavy Mine Equipment Shop and the Fresh Water System, which were 97.3% and 96.2% complete at end December, respectively. The processing plant construction was 35.5% complete at 31 December 2021, with the grinding, crusher and stockpile areas having made significant progress. Mechanical installation of six out of thirteen tanks in the leaching and CIP circuit has commenced and all of the thickeners have been erected.

Pre-stripping of the pit continued to track slightly ahead of plan during 2021, with 22.9Mt moved by the end of December 2021, ahead of the planned 17.3Mt

During 2021, US$27m was spent on exploration, resulting in a total of 23,848m being drilled (plan: 18,090m). We will continue to invest in exploration within the area in an attempt to add to the production pipeline.

Guidance

The estimate for 2022 is as follows:
- Non-sustaining capital expenditure ~ US$330m; and
- Mine waste (Nov-Dec) ~ US$17m.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Australia region

		Dec 2021	Dec 2020	% Variance
Gold produced	000'oz	1,018.5	1,016.8	—%
AISC	A$/oz	1,418	1,331	7%
	US$/oz	1,065	917	16%
AIC	A$/oz	1,526	1,388	10%
	US$/oz	1,146	957	20%
Adjusted free cash flow*	A$m	620.9	722.5	(14)%
	US$m	466.3	498.1	(6)%

* Includes Australia consolidated tax paid and working capital movements of A$175.7m (US$132.0m) in 2021 and A$186.3m (US$128.5m) in 2020, respectively.

Gold production increased marginally to 1,019koz in 2021 from 1,017koz in 2020.

All-in cost increased by 10% to A$1,526/oz (US$1,146/oz) in 2021 from A$1,388/oz (US$957/oz) in 2020 due to higher capital expenditure, as guided, and higher cost of sales before amortisation and depreciation as a result of inflationary increases. All-in cost in US Dollar terms increased by 20% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021.

During 2021, Western Australia experienced challenging labour market conditions driven by COVID-19-related travel restrictions as well as buoyant commodity markets. Consequently, there was an increase in labour inflation during 2021 due to a combination of higher wage increases due to labour shortages as well as retention measures introduced to curb labour turnover. We expect 2022 to be another year of higher than normal labour inflation as these labour challenges persist.

The region produced adjusted free cash flow of A$621m (US$466m) in 2021 compared with A$723m (US$498m) in 2020. The adjusted free cash flow in 2020 was also impacted by a realised hedge loss of A$292m (US$201m).

St Ives

		Dec 2021	Dec 2020	% Variance
Underground				
Ore mined	000 tonnes	1,925	1,737	11%
Waste mined	000 tonnes	852	772	10%
Total tonnes mined	000 tonnes	2,777	2,509	11%
Grade mined	g/t	4.91	5.26	(7)%
Gold mined	000'oz	303.7	294.1	3%
Surface				
Ore mined	000 tonnes	1,414	2,331	(39)%
Surface waste (Capital)	000 tonnes	4,475	2,699	66%
Surface waste (Operational)	000 tonnes	2,109	5,880	(64)%
Total waste mined	000 tonnes	6,584	8,579	(23)%
Total tonnes mined	000 tonnes	7,998	10,910	(27)%
Grade mined	g/t	2.23	1.72	30%
Gold mined	000'oz	101.6	129.2	(21)%
Strip ratio	waste/ ore	4.7	3.7	27%
Total (Underground and Surface)				
Total ore mined	000 tonnes	3,339	4,068	(18)%
Total grade mined	g/t	3.78	3.24	17%
Total tonnes mined	000 tonnes	10,775	13,419	(20)%
Total gold mined	000'oz	405.3	423.2	(4)%
Tonnes milled	000 tonnes	4,088	4,817	(15)%
Yield – underground	g/t	4.62	4.31	7%
Yield – surface	g/t	1.59	1.38	15%
Yield – combined	g/t	2.99	2.49	20%
Gold produced	000'oz	393.0	384.9	2%
Gold sold	000'oz	391.1	393.8	(1)%
AISC	A$/oz	1,339	1,223	9%
	US$/oz	1,006	843	19%
AIC	A$/oz	1,385	1,266	9%
	US$/oz	1,040	873	19%
Sustaining capital expenditure	A$m	119.5	89.8	33%
	US$m	89.7	61.9	45%
Non-sustaining capital expenditure	A$m	18.1	16.7	8%
	US$m	13.6	11.5	18%
Total capital expenditure	A$m	137.6	106.5	29%
	US$m	103.3	73.4	41%
Adjusted pre-tax free cash flow	A$m	354.4	382.5	(7)%
	US$m	266.2	263.7	1%

Gold production increased by 2% to 393,000oz in 2021 from 384,900oz in 2020 due to an increase in yield, partially offset by decreased tonnes processed.

At the underground operations, ore mined increased by 11% to 1.9Mt in 2021 from 1.7Mt in 2020 and waste mined increased by 10% to 0.9Mt in 2021 from 0.8Mt in 2020 with increased production from the Invincible underground mine.

At the open pits, ore mined decreased by 39% to 1.41Mt in 2021 from 2.33Mt in 2020. Capital waste tonnes mined increased by 66% to 4.48Mt in 2021 from 2.70Mt in 2020 and operational waste tonnes mined decreased by 64% to 2.11Mt in 2021 from 5.88Mt in 2020, reflecting focus in 2021 on pre-stripping of Neptune stage 7 and Delta Island open pits. Grade mined from the open pits increased by 30% to 2.23g/t in 2021 from 1.72g/t in 2020 due to the lower grades of ore mined from Neptune in 2020.

Total ore mined decreased by 18% from 4.1Mt in 2020 to 3.3Mt in 2021. This reduction was due to a strategy of transitioning from predominantly high volume open pit production to lower volume high grade underground ore and processing surface stockpiles.

Tonnes milled decreased by 15% from 4.8Mt in 2020 to 4.1Mt in 2021 due to lower ore tonnes mined as the mine focused on processing higher grade underground ore and maximising recoveries. This resulted in a 20% increase in yield from 2.49g/t in 2020 to 2.99g/t in 2021 resulting in greater overall production despite the reduced tonnes processed.

All-in cost increased by 9% to A$1,385/oz (US$1,040/oz) in 2021 from A$1,266/oz (US$873/oz) in 2020 due to increased underground production cost and higher capital expenditure. All-in cost in US Dollar terms increased by 19% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021.

Total capital expenditure increased by 29% to A$138m (US$103m) in 2021 from A$107m (US$73m) in 2020.

Sustaining capital expenditure increased by 33% to A$120m (US$90m) in 2021 from A$90m (US$62m) in 2020 reflecting the increased development at Invincible underground and pre-stripping of Neptune stage 7 and Delta Island open pit, as well as expenditure on the construction of a paste plant at the Invincible underground mine. Non-sustaining capital expenditure increased by 8% to A$18m (US$14m) in 2021 from A$17m (US$12m) in 2020 due to increased exploration drilling.

St Ives generated adjusted pre-tax free cash flow of A$354m (US$266m) in 2021 compared with A$383m (US$264m) in 2020. Included in the 2020 adjusted pre-tax free cash flow is a realised hedge loss of A$114m (US$69m).

Guidance
The estimate for 2022 is as follows:
- Gold produced ~ 380,000oz;
- Sustaining capital expenditure ~ A$127m (US$97m);
- Non-sustaining capital expenditure ~ A$21m (US$16m);
- All-in sustaining costs ~ A$1,485/oz (US$1,130/oz); and
- Total all-in cost ~ A$1,585/oz (US$1,205/oz).

The increase in AIC is due to lower gold sold, higher cost of sales before amortisation and depreciation as a result of inflationary increases and higher capital expenditure.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Agnew

		Dec 2021	Dec 2020	% Variance
Underground ore mined	000 tonnes	1,048	1,294	(19)%
Underground waste mined	000 tonnes	892	750	19%
Total tonnes mined	000 tonnes	1,940	2,044	(5)%
Grade mined – underground	g/t	6.63	5.78	15%
Gold mined	000'oz	223.4	240.4	(7)%
Tonnes milled	000 tonnes	1,254	1,357	(8)%
Yield	g/t	5.53	5.35	3%
Gold produced	000'oz	223.0	233.3	(4)%
Gold sold	000'oz	222.8	233.5	(5)%
AISC	A$/oz	1,550	1,475	5%
	US$/oz	1,164	1,017	14%
AIC	A$/oz	1,741	1,528	14%
	US$/oz	1,308	1,053	24%
Sustaining capital expenditure	A$m	74.9	63.0	19%
	US$m	56.3	43.5	29%
Non-sustaining capital expenditure	A$m	42.5	12.3	246%
	US$m	31.9	8.5	275%
Total capital expenditure	A$m	117.4	75.3	56%
	US$m	88.2	52.0	70%
Adjusted pre-tax free cash flow	A$m	149.2	191.6	(22)%
	US$m	112.1	132.1	(15)%

Gold production decreased by 4% to 223,000oz in 2021 from 233,300oz in 2020 due to decreased ore tonnes processed, partially offset by an increase in yield.

Ore mined decreased by 19% to 1,048kt in 2021 from 1,294kt in 2020, with focus in 2021 on development of the Kath orebody at Waroonga and the Sheba ore body at New Holland resulting in a 19% increase in waste tonnes mined from 750kt in 2020 to 892kt in 2021.

Mined grade increased by 15% to 6.63g/t in 2021 from 5.78g/t in 2020 due to higher grade material mined in the Sheba area of the New Holland mine in 2021.

All-in cost increased by 14% to A$1,741/oz (US$1,308/oz) in 2021 from A$1,528/oz (US$1,053/oz) in 2020 due to lower gold sold and increased capital expenditure, partially offset by lower production cost driven by reduced ore tonnes mined and processed. Continued labour shortages within both Gold Fields and the contractor's workforce impacted on tonnage movement for the year. All-in cost in US Dollar terms increased by 24% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021.

Total capital expenditure increased by 56% to A$117m (US$88m) in 2021 from A$75m (US$52m) in 2020.

Sustaining capital expenditure increased by 19% to A$75m (US$56m) in 2021 from A$63m (US$44m) in 2020 due to increased underground development, as well as underground ventilation infrastructure upgrades.

Non-sustaining capital expenditure increased by 246% to A$43m (US$32m) in 2021 from A$12m (US$9m) in 2020 due to development of the Kath orebody at Waroonga and the Sheba ore body at New Holland, the crusher circuit upgrade and increased exploration drilling.

Agnew generated adjusted pre-tax free cash flow of A$149m (US$112m) in 2021 compared with A$192m (US$132m) in 2020. Included in the 2020 adjusted pre-tax free cash flow is a realised hedge loss of A$68m (US$47m).

Guidance

The estimate for 2022 is as follows:

- Gold produced ~ 251,000oz;
- Sustaining capital expenditure ~ A$85m (US$65m);
- Non-sustaining capital expenditure ~ A$42m (US$32m);
- All-in sustaining costs ~ A$1,540/oz (US$1,170/oz); and
- Total all-in cost ~ A$1,765/oz (US$1,340/oz).

AIC is going to remain similar due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation as a result of inflationary increases and higher capital expenditure.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Granny Smith

		Dec 2021	Dec 2020	% Variance
Underground ore mined	000 tonnes	**1,657**	1,700	(3)%
Underground waste mined	000 tonnes	**965**	637	51%
Total tonnes mined	000 tonnes	**2,622**	2,337	12%
Grade mined – underground	g/t	**5.68**	5.32	7%
Gold mined	000'oz	**302.5**	290.9	4%
Tonnes milled	000 tonnes	**1,662**	1,719	(3)%
Yield	g/t	**5.23**	4.88	7%
Gold produced	000'oz	**279.2**	269.6	4%
Gold sold	000'oz	**283.6**	265.2	7%
AISC	A$/oz	**1,376**	1,360	1%
	US$/oz	**1,033**	938	10%
AIC	A$/oz	**1,545**	1,465	5%
	US$/oz	**1,161**	1,010	15%
Sustaining capital expenditure	A$m	**85.6**	68.6	25%
	US$m	**64.3**	47.3	36%
Non-sustaining capital expenditure	A$m	**48.1**	27.8	73%
	US$m	**36.1**	19.1	89%
Total capital expenditure	A$m	**133.7**	96.4	39%
	US$m	**100.4**	66.4	51%
Adjusted pre-tax free cash flow	A$m	**213.7**	224.3	(5)%
	US$m	**160.5**	154.7	4%

Gold production increased by 4% to 279,200oz in 2021 from 269,600oz in 2020 due to an increase in yield, partially offset by decreased ore tonnes processed.

Waste mined increased by 51% to 965kt in 2021 from 637kt in 2020, with focus in 2021 on development of the Z135 area and the second decline. As a result of the increased waste mined, total tonnes mined increased by 12% to 2,622kt in 2021 from 2,337kt in 2020.

All-in cost increased by 5% to A$1,545/oz (US$1,161/oz) in 2021 from A$1,465/oz (US$1,010/oz) in 2020 due to increased capital expenditure and increased cost of sales before amortisation and depreciation, partially offset by increased gold sold in 2021. All-in cost in US Dollar terms increased by 15% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021.

Total capital expenditure increased by 39% to A$134m (US$100m) in 2021 from A$96m (US$66m) in 2020.

Sustaining capital expenditure increased by 25% to A$86m (US$64m) in 2021 from A$69m (US$47m) in 2020 due to increased mine development in the Zone 110/120 areas.

Non-sustaining capital expenditure increased by 73% to A$48m (US$36m) in 2021 from A$28m (US$19m) in 2020 due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Granny Smith generated adjusted pre-tax free cash flow of A$214m (US$161m) in 2021 compared with A$224m (US$155m) in 2020. Included in the 2020 adjusted pre-tax free cash flow is a realised hedge loss of A$73m (US$50m).

Guidance

The estimate for 2022 is as follows:

- Gold produced ~ 267,000oz;
- Sustaining capital expenditure ~ A$94m (US$71m);
- Non-sustaining capital expenditure ~ A$36m (US$27m);
- All-in sustaining costs ~ A$1,530/oz (US$1,165/oz); and
- Total all-in cost ~ A$1,710/oz (US$1,300/oz).

The increase in AIC is due to lower gold sold and higher cost of sales before amortisation and depreciation as a result of inflationary increases.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Gruyere

		Dec 2021	Dec 2020	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	**10,303**	8,088	27%
Waste (Capital)	000 tonnes	**26,608**	15,135	76%
Waste (Operational)	000 tonnes	**2,495**	3,224	(23)%
Total waste mined	000 tonnes	**29,103**	18,359	59%
Total tonnes mined	000 tonnes	**39,406**	26,447	49%
Grade mined	g/t	**0.95**	1.09	(13)%
Gold mined	000'oz	**314.7**	282.6	11%
Strip ratio	waste/ore	**2.8**	2.3	22%
Tonnes milled	000 tonnes	**8,439**	8,108	4%
Yield	g/t	**0.91**	0.99	(8)%
Gold produced	000'oz	**246.5**	258.2	(5)%
Gold sold	000'oz	**248.8**	255.9	(3)%
AISC	A$/oz	**1,525**	1,337	14%
	US$/oz	**1,146**	921	24%
AIC	A$/oz	**1,541**	1,350	14%
	US$/oz	**1,158**	931	24%
Capital and cash flow in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**56.2**	38.9	44%
	US$m	**42.2**	26.8	57%
Non-sustaining capital expenditure – 50% basis	A$m	**2.0**	1.7	18%
	US$m	**1.5**	1.2	25%
Total capital expenditure – 50% basis	A$m	**58.2**	40.6	43%
	US$m	**43.7**	28.0	56%
Adjusted pre-tax free cash flow – 50% basis	A$m	**79.3**	110.4	(28)%
	US$m	**59.5**	76.1	(22)%

Gold production decreased by 5% to 246,500oz in 2021 from 258,200oz in 2020 due to a decrease in grade of ore mined and processed.

Total tonnes mined increased by 49% to 39.4Mt in 2021 from 26.5Mt in 2020. The mix of ore and waste was substantially different during 2021, with a 27% increase in ore mined and a 23% decrease in operational waste mined. The change in the mining mix was in line with the mining schedule following mining in different stages of the pit in 2021. Capital stripping increased by 76% in 2021 with a focus on pre-strip of stages 2 and 3 of the pit.

Grade mined decreased by 13% to 0.95g/t in 2021 from 1.09g/t in 2020, with higher grade ore sourced from stage 1 of the pit during 2020. Ore grades will improve again in 2022 as the mine moves into higher grade areas in stage 3 of the pit.

All-in cost increased by 14% to A$1,541/oz (US$1,158/oz) in 2021 from A$1,350/oz (US$931/oz) in 2020 due to lower gold sold and a A$14.7m (US$11.0m) increase in processing costs associated with plant reliability projects as well as increased capital expenditure. All-in cost in US Dollar terms increased by 24% as a result of the strengthening of the Australian Dollar by 9% from A$1.00 = US$0.69 in 2020 to A$1.00 = US$0.75 in 2021.

Total capital expenditure (on a 50% basis) increased by 43% to A$58m (US$44m) in 2021 from A$41m (US$28m) in 2020. Sustaining capital expenditure (on a 50% basis) increased by 44% to A$56m (US$42m) in 2021 from A$39m (US$27m) in 2020, reflecting the pre-stripping of stages 2 and 3 of the pit. Non-sustaining capital expenditure increased by 18% to A$2m (US$2m) in 2021 from A$2m (US$1m) in 2020 due to increased exploration drilling in 2021.

Gruyere generated adjusted pre-tax free cash flow (on a 50% basis) of A$79m (US$60m) in 2021 compared with a cash flow of A$110m (US$76m) in 2020. Included in the 2020 adjusted pre-tax free cash flow is a realised hedge loss of A$37 (US$26m).

Guidance
The estimate for 2022 is as follows:
- Gold produced ~ 145,000oz (50%) to 165,000oz (50%);
- Sustaining capital expenditure ~ A$42m (US$32m) (50%);
- Non-sustaining capital expenditure ~ A$3m (US$2m) (50%);
- All-in sustaining costs ~ A$1,245/oz (US$945/oz); and
- Total all-in cost ~ A$1,265/oz (US$960/oz).

The decrease in AIC is due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation as a result of inflationary increases.

The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Corporate

Final cash dividend

In line with the Company's dividend policy, the Board has approved and declared a final dividend number 95 of 260 SA cents per ordinary share (gross) in respect of the year ended 31 December 2021. The final dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

The dividend has been declared out of income reserves;

The gross local dividend amount is 260 SA cents per ordinary share for shareholders exempt from dividends tax;

- The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
- The net local dividend amount is 208 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 887,717,348 ordinary shares in issue; and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 95: 260 SA cents per share;
- Last date to trade cum-dividend: Tuesday, 8 March 2022;
- Sterling and US Dollar conversion date: Wednesday, 9 March 2022;
- Shares commence trading ex-dividend: Wednesday, 9 March 2022;
- Record date: Friday, 11 March 2022; and
- Payment of dividend: Monday, 14 March 2022.

Share certificates may not be dematerialised or rematerialised between Wednesday, 9 March 2022 and Friday, 11 March 2022, both dates inclusive.

Gold Fields top SA-listed mining company in 2021 DJSI ranking

In November 2021, Gold Fields was ranked 3rd among 81 mining companies assessed and 2nd among gold mining companies. Gold Fields' score was 81/100, more than double the industry average of 34 and just two percentage points behind the joint leaders, Canada's Teck Resources and Newmont Corporation of the US.

Gold Fields has consistently achieved a top five metals and mining ranking in the DJSI since it started participating in 2011.

The 2021 DJSI scorecard measures a range of environmental, social and governance (ESG) management practices through an annual assessment of the world's 1,800+ largest companies. The DJSI assessment is carried out by ratings agency Standard & Poor Global as part of its annual Corporate Sustainability Assessment.

Gold Fields addresses environmental sanction proceedings against Salares Norte project

In December 2021, Gold Fields was notified that Chile's Environmental Regulator (SMA) has begun sanction proceedings against the Salares Norte project due to infringements in the process of relocating short-tailed chinchillas residing in the project area.

The sanction proceedings will not impact the commissioning of the Salares Norte mine in the Atacama region in northern Chile, due to be completed in Q1 2023, as the mine and processing plant construction is not taking place in an area of known chinchilla habitation.

The SMA halted the rescue and relocation programme carried out by Salares Norte following the death of two of four chinchillas relocated in October 2020.

Based on the scenario and risk assessment performed, we believe Salares Norte has at all times sought to act responsibly and in line with the process outlined in the project's Environmental Qualification Resolution (RCA).

Even though Salares Norte considers that it could possibly take some of the charges presented by the SMA on review, Gold Fields accepts them and will now submit a new compliance programme to the SMA for its approval. The programme will propose a range of actions to strengthen the process of capturing and relocating the chinchillas in line with RCA requirements. These, we believe, will minimise the risk to the chinchillas while at the same time ensuring the long-term continuity of the project.

The new compliance programme is being developed by our technical and legal teams supported by independent environmental experts. Now that the SMA has informed us of the infringements that serve as a basis for its charges, we will incorporate the specific aspects so we can submit the programme to the environmental authority, along with the required background information, for approval.

We will also continue to contribute to strengthening the research and enhance the scientific knowledge base about the chinchilla as part of our long-term commitment to the conservation of the species and the overall environmental well-being of the area.

Gold Fields announces 2030 ESG targets

In December 2021, Gold Fields published a comprehensive set of 2030 targets for its most material environmental, social and governance (ESG) priorities.

The targets include a commitment to reduce its Scope 1 and 2 carbon emissions by 30% on a net basis and by 50% on an absolute basis by 2030. As a signatory to the Paris Agreement on climate change, Gold Fields is committed to Net Zero carbon by 2050.

The Company is also setting ambitious new goals for its water and environmental stewardship, the management of its tailing facilities and to creating value for its stakeholders, particularly host communities. For its employees, Gold Fields is seeking to further improve safety, health and well-being, and to achieve greater inclusion and diversity, by targeting a 30% female workforce by 2030.

Gold Fields has therefore embedded ESG as one of the three pillars in its strategy. The three pillars are:
- Maximise potential from current assets through people and innovation
- Build on our leading commitment to ESG
- Grow the value and quality of our portfolio of assets

Furthermore, Gold Fields has developed new Purpose and Vision statements that reflect the strengthened commitment to ESG. The new Vision, which replaces the previous commitment to leadership in sustainable gold mining, is:
- To be the preferred gold mining company delivering sustainable, superior value.

The Purpose Statement is:
- Creating enduring value beyond mining.

Gold Fields' new ESG Charter is built on the substantive work that the Company has carried out since 2016, including:
- Investing US$400m in energy projects, largely funded through power purchasing agreements (PPAs), already ensuring that two of our Australian mines are partially powered by renewable energies.
- Commencing the construction of a R715m solar power plant at South Deep that will provide the mine with about a quarter of its power requirements and save it over R120m a year in electricity costs. The capacity of the plant has been increased from 40MW to 50MW.
- Raising the percentage of women in the workforce from 15% in 2016 to 21% at present.
- Ensuring that a significant amount of the value Gold Fields creates remains with its communities through a focus on host community employment and procurement.
- Limiting our impact on the environment by curtailing serious environmental incidents, recycling over 70% of the water our operations use in their processes and limiting freshwater usage by our mines.

Our ESG priorities, their respective 2030 targets and last year's performance against these indicators are as follows:

Priority	2030 Targets
1. Decarbonisation	50% absolute and 30% net emission reductions from a 2016 baseline (Scope 1+2) Net zero emissions by 2050
2. Tailings management	Compliance with the Global Industry Standard on Tailings Management (GISTM) Reduce the number of active upstream raised TSFs to 3
3. Water stewardship	80% water recycled/reused 45% reduction in freshwater use from a 2018 baseline
4. Safety, health, well-being and the environment	Zero fatalities Zero serious injuries Zero serious environmental incidents
5. Gender diversity	30% women representation
6. Stakeholder value creation	30% of total value created benefits host communities 6 flagship projects benefiting host communities

Gold Fields will report progress against these targets as part of its annual results reporting each year.

The investment in decarbonising Gold Fields could total about US$1.2bn until 2030, of which about a quarter will be financed by the Company, with the remainder being funded through PPAs. All projects are expected to be NPV positive.

The capital investment required to ensure even safer tailings storage facilities (TSFs) at our operations and reduce the number of upstream facilities to three is estimated at US$325m. A further US$25m is required to achieve compliance of our TSFs with the GISTM. Both the investment in decarbonisation and safer TSFs will follow detailed evaluation to determine the most optimal spend and partnering methodology.

Sound corporate governance and a commitment to transparency underpin Gold Fields' work on ESG priorities. For the past 10 years Gold Fields has been ranked among the top five mining companies on the Dow Jones Sustainability Index. It reports against the leading global reporting and sustainability frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board and the Taskforce on Climate-related Financial Disclosures (TCFD).

Gold Fields maintains leadership in water stewardship

In December 2021, Gold Fields maintained its leadership in water stewardship as adjudicated by the Carbon Disclosure Project (CDP) NGO.

The CDP again placed Gold Fields on its A List for tackling water security, one of 118 high-performing companies out of almost 3,400 that made 2021's water security top level. This recognises Gold Fields' demonstrable actions to protect water resources as well as transparent reporting on its water performance.

Gold Fields was ranked A-, a step below the highest possible A level it had achieved in 2020. In the preceding years we had been predominantly ranked in the B category. The average 2021 score among the 169 mining and metals companies surveyed by the CDP was a B- and only 12 were ranked in the leadership category.

Gold Fields listed water stewardship as one of its six key environmental, social and governance (ESG) priorities and announced two water management performance targets for 2030:
- Ensure that 80% of the water used by our operations is recycled or reused, from the current level of 73%.
- Reduce freshwater usage by 45% from a 2018 base. By 2020 a 35% reduction had been achieved.

Gold Fields was ranked 7th out of 327 JSE-listed companies and 27 state-owned enterprises in the Endangered Wildlife Trust's annual Biodiversity Disclosure Project. Our score improved by 11% over the 2019 evaluation.

Ratings agency MSCI upgraded its ESG rating of Gold Fields from BBB to A for the first time, while rating group ISS assigned Gold Fields a top rating of E 1 S 1 G 1.

Outlook and 2022 guidance

2022 is going to be another big capex year for Gold Fields, given the deferral of spending at Salares Norte in 2021 as well as the elevated level of sustaining capex across the portfolio, in order to maintain the production base of the Group.

At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. We expect Galiano, who are the operators of the Asanko Mine, to update the market on the outlook for Asanko by the end of Q1 2022.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be US$1,370/oz to US$1,410/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,230/oz to US$1,270/oz.

The increase in AIC excluding Salares Norte is due to higher sustaining capital expenditure mainly at South Deep and Damang and higher cost of sales before amortisation and depreciation as a result of inflationary increases partially offset by higher production.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

Total capex for the Group for the year is expected to be between US$1.050bn and US$1.150bn. Sustaining capital is expected to be between US$625m and US$675, with non-sustaining capex expected to be between US$425m and US$475m. The largest component of the capex budget for the year is Salares Norte project capital, with US$330m expected to be spent.

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the Group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

After a strong performance in 2021, South Deep is set to continue on the growth trajectory previously outlined. We expect production to grow by a further 20-30% to 345koz – 375koz over the next 3-4 years. We expect the growth to be more or less linear over the coming years and forecast production for 2022 of 312koz (c.7% increase from 2021).

As we continue to deliver into the Damang Reinvestment Plan, 2022 will be the last full production year at the mine, with production expected to be c.230koz for the year. Thereafter, we expect production to decline to c.150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these projects later in the year.

Salares Norte continues to progress according to plan. Total project progress is expected to be 90% by the end of 2022. First gold remains on track for end Q1 2023. The plant is expected to take nine months to ramp up to full production. Based on this ramp up, we expect production to be c.200koz in 2023, with 2024 being the first full year, with production of c.550koz.

Production at the other assets in the portfolio are expected to be stable over the next three years. Taking into account the above, we expect production for the next three years to be:

2022: 2,250koz – 2,290koz
2023: 2,375koz – 2,425koz
2024: 2,720koz – 2,770koz

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on pages 5 and 49, respectively.

Basis of preparation

The condensed consolidated financial statements as set out on pages 22 to 35 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Limited Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows.

The key non-IFRS measures used and defined in the media release include:

- Normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect;
- Normalised profit per share attributable to owners of the parent;
- Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents;
- Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents;
- Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;
- Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations;
- Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
- Adjusted free cash flow margin for LTIP purposes is used as key metric in the determination of the long-term incentive plan;
- Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations;
- Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital expenditure for significant infrastructure improvements at existing operations; and
- All-in sustaining costs and total all-in cost are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry.

Auditor's review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2021 have been reviewed by the Company's auditor, PricewaterhouseCoopers Inc.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to pages 51 and 52 of the media release for a copy of the auditor's report.

The pro forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is available on pages 51 and 52 of this report.

Silicosis and Tuberculosis Class Action Settlement

The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependants where the mineworker has passed away) are compensated pursuant to the Silicosis and Tuberculosis Class Action Settlement.

As of 11 February 2022, 1,771 claimants have received benefits from the Trust in the aggregate amount of R162.3m. Further information on the progress in the implementation of the object of the Tshiamiso Trust and other details can be found at **https://www.tshiamisotrust.com/**

Provision raised

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and TB class action settlement Agreement. At 31 December 2021, the provision for Gold Fields' share of the settlement of the class action claims and related costs amounted to US$13m (R210m). The nominal value of this provision is US$17m (R270m). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain.

The provision is consequently subject to adjustment in the future.

Facilities refinancing

US$150 million Gold Fields La Cima revolving credit facility

In April 2021, Gold Fields La Cima entered into a US$150m revolving credit facility. The final maturity date of this facility is three years from the effective date.

Syndicated revolving credit facilities extension

In July 2021, the US$1,200m Revolving Credit bank facilities were extended by a further one year. The facilities will now run as follows:

- Tranche A: US$600m up to 25 July 2022 then US$550m to 25 July 2023; and then US$505m to 25 July 2024.
- Tranche B: US$600m up to 25 July 2024 then US$505m to 25 July 2025 and then US$460m to July 2026.

US$100 million Gold Fields Ghana revolving credit facility

In September 2021, Gold Fields Ghana entered into a US$100m revolving credit facility. The final maturity date of the new facility is 13 October 2024.

Deferred tax asset raised

A deferred tax credit of US$87m was raised at Salares Norte in 2021. At 31 December 2021, there has been significant progress with the construction of the Salares Norte project as indicated by total project progress at 62.5%, construction progress at 55% and the early forecast curve being aligned with the scheduled finish of Q1 2023. The project is expected to deliver significant value and all tax credits are expected to be fully utilised before they expire.

Segment reporting

The net profit/(loss) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

Year ended 2021	US$'m
Net profit	**829.5**
– Operating segments	**1,018.3**
– Corporate and projects	**(188.8)[1]**

[1] Comprises mainly of impairment of equity accounted investees, non-mine interest and other costs.

Year ended 2020	US$'m
Net profit	745.7
– Operating segments	823.8
– Corporate and projects	(78.1)

Additional notes include:

- Debt maturity ladder on page 29;
- Reconciliation of headline earnings with net profit/(loss) on page 30;
- Fair value hierarchy on page 31;
- Capital commitments on page 32; and
- Hedging/derivatives on page 33.

Chris Griffith
Chief Executive Officer

17 February 2022

The preliminary financial statements are presented on a condensed consolidated basis.

Income Statement

| | United States Dollars | |
| | Year ended | |
Figures in millions unless otherwise stated	Dec 2021 (Reviewed)	Dec 2020 (Audited)
Revenue	**4,195.2**	3,892.1
Cost of sales	**(2,374.9)**	(2,150.4)
Cost of sales before amortisation and depreciation	**(1,661.7)**	(1,489.1)
Cost of sales before gold inventory change and amortisation and depreciation	**(1,784.5)**	(1,554.6)
Gold inventory change	**122.8**	65.5
Amortisation and depreciation	**(713.2)**	(661.3)
Net interest expense	**(82.9)**	(105.8)
Equity accounted loss, after taxation	**(32.0)**	(2.6)
Share of results of equity accounted investees, after taxation	**20.8**	46.9
Share of results of equity accounted investees – Asanko impairment	**(52.8)**	(49.5)
(Loss)/gain on foreign exchange	**(1.9)**	8.6
Loss on financial instruments	**(100.4)**	(238.9)
Share-based payments	**(12.7)**	(14.5)
Long-term incentive plan	**(28.5)**	(51.3)
Other costs, net	**(45.5)**	(38.7)
Exploration expenses	**(60.6)**	(49.7)
Profit before royalties, taxation and non-recurring items	**1,455.8**	1,248.8
Non-recurring items	**(89.0)**	34.1
Profit before royalties and taxation	**1,366.8**	1,282.9
Royalties	**(112.4)**	(105.0)
Profit before taxation	**1,254.4**	1,177.9
Mining and income taxation	**(424.9)**	(432.5)
Normal taxation	**(448.6)**	(366.5)
Deferred taxation	**23.7**	(66.0)
Profit for the year	**829.5**	745.4
Attributable to:		
Owners of the parent	**789.3**	723.0
Non-controlling interest	**40.2**	22.4
Diluted profit attributable to owners of the parent	**781.9**	719.3
Profit per share (cents) attributable to owners of the parent	**89**	82
Diluted profit per share (cents) attributable to owners of the parent	**88**	81
Non-IFRS measures and other disclosures		
Non-recurring items:		
Profit/(loss) on disposal of assets	**8.5**	(0.2)
Restructuring costs	**(1.3)**	(2.0)
Damang – contract termination	**—**	(1.1)
Salares VAT	**—**	23.9
COVID-19 donations	**(1.4)**	(2.7)
Silicosis provision adjusted	**0.7**	(0.3)
Ghana expected credit loss	**(41.1)**	(29.0)
(Impairment)/reversal of impairment of FSE	**(30.8)**	62.3
Impairment of investments and assets	**(11.6)**	(11.7)
Other	**(12.0)**	(5.1)
Total non-recurring items	**(89.0)**	34.1
Taxation on items above	**4.8**	6.1
Non-recurring items after tax	**(84.2)**	40.2
Headline earnings attributable to owners of the parent	**890.0**	729.3
Diluted headline earnings attributable to owners of the parent	**882.6**	725.6
Headline earnings per share (cents) attributable to owners of the parent	**100**	83
Diluted headline earnings per share (cents) attributable to owners of the parent	**99**	82
Normalised profit attributable to owners of the parent	**928.7**	878.8
Normalised profit per share (cents) attributable to owners of the parent	**105**	100
US Dollar/South African Rand conversion rate	**14.79**	16.38
Australian Dollar/US Dollar conversion rate	**0.75**	0.69

Figures may not add as they are rounded independently.

The condensed consolidated financial statements for the year ended 31 December 2021 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

Statement of Comprehensive Income

| | United States Dollars | |
| | Year ended | |
Figures in millions unless otherwise stated	Dec 2021 (Reviewed)	Dec 2020 (Audited)
Profit for the year	**829.5**	745.4
Other comprehensive income, net of tax	**(166.4)**	58.4
Equity investments at FVOCI – net change in fair value*	**(5.8)**	50.8
Taxation on above item*	**2.0**	(1.2)
Foreign currency translation adjustments#	**(162.6)**	8.8
Total comprehensive income for the year	**663.1**	803.8
Attributable to:		
– Owners of the parent	**622.9**	781.4
– Non-controlling interest	**40.2**	22.4
	663.1	803.8

* Items that will not be reclassified to profit or loss.
# Items can be subsequently reclassified to profit or loss.

Statement of Financial Position

Figures in millions unless otherwise stated	United States Dollars	
	Dec 2021 (Reviewed)	Dec 2020 (Audited)
Non-current assets	**5,927.7**	5,713.0
Property, plant and equipment	**5,079.1**	4,771.2
Other non-current assets	**243.3**	220.8
Equity accounted investees	**178.8**	233.3
Investments	**138.6**	147.9
Loan advanced – contractors	**27.3**	68.4
Long-term financial assets	**—**	31.4
Deferred taxation	**260.6**	240.0
Current assets	**1,421.1**	1,730.4
Other current assets	**896.4**	843.6
Cash and cash equivalents	**524.7**	886.8
Assets held for sale	**—**	29.4
Total assets	**7,348.8**	7,472.8
Total equity	**4,130.1**	3,828.2
Non-current liabilities	**2,396.3**	2,728.1
Deferred taxation	**500.9**	499.9
Borrowings	**1,078.1**	1,443.4
Environmental rehabilitation provisions	**418.9**	361.9
Lease liabilities	**355.1**	364.8
Long-term employee benefits	**28.2**	33.4
Long-term financial liabilities	**—**	7.3
Other long-term provisions	**15.1**	17.4
Current liabilities	**822.4**	916.5
Other current liabilities	**733.6**	735.0
Current portion of borrowings	**—**	83.5
Current portion of employee benefits	**28.4**	33.8
Current portion of lease liabilities	**60.4**	64.2
Total equity and liabilities	**7,348.8**	7,472.8
Non-IFRS measures and other disclosures		
Net debt	**968.9**	1,069.1
Net debt (excluding lease liabilities)	**553.4**	640.1
US Dollar/South African Rand conversion rate	**15.94**	14.69
Australian Dollar/US Dollar conversion rate	**0.73**	0.77

Statement of Changes in Equity

| | United States Dollars | | | | |
| | Year ended | | | | |
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2020 (Audited)	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**
Total comprehensive income	—	(166.4)	789.3	40.2	**663.1**
Profit for the year	—	—	789.3	40.2	**829.5**
Other comprehensive income	—	(166.4)	—	—	**(166.4)**
Dividends declared	—	—	(322.3)	(51.6)	**(373.9)**
Share-based payments	—	12.7	—	—	**12.7**
Balance at 31 December 2021 (Reviewed)	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**

| | United States Dollars | | | | |
| | Year ended | | | | |
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2019 (Audited)	**3,622.5**	**(2,035.5)**	**1,190.0**	**131.7**	**2,908.7**
Total comprehensive income	—	58.4	723.0	22.4	**803.8**
Profit for the year	—	—	723.0	22.4	**745.4**
Other comprehensive income	—	58.4	—	—	**58.4**
Dividends declared	—	—	(137.7)	(10.1)	**(147.8)**
Transaction with non-controlling interests holder*	—	—	(19.7)	19.7	**—**
Share-based payments	—	14.5	—	—	**14.5**
Shares issued	249.0	—	—	—	**249.0**
Balance at 31 December 2020 (Audited)	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**

* On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders.

Statement of Cash Flows

Figures in millions unless otherwise stated	United States Dollars Year ended	
	Dec 2021 (Reviewed)	Dec 2021 (Audited)
Cash flows from operating activities	**1,599.2**	1,256.7
Profit before royalties and taxation	**1,366.8**	1,282.9
Amortisation and depreciation	**713.2**	661.3
Silicosis payment	**(4.4)**	(3.5)
Payment of long-term employee benefits	**(37.3)**	—
Other non-cash items	**208.8**	(129.9)
South Deep BEE dividend	**(0.9)**	(1.1)
Change in working capital	**(89.4)**	(171.8)
Royalties and taxation paid	**(557.6)**	(381.2)
Dividends paid	**(369.0)**	(145.3)
Owners of the parent	**(322.3)**	(137.7)
Non-controlling interest holders	**(46.7)**	(7.6)
Cash flows from investing activities	**(1,070.5)**	(607.4)
Capital expenditure – additions	**(1,088.7)**	(583.7)
Capital expenditure – working capital	**28.7**	(7.1)
Proceeds on disposal of property, plant and equipment	**2.8**	0.7
Purchase of investments	**(27.4)**	(0.6)
Redemption of Asanko Preference shares	**5.0**	37.5
Loan advanced – contractors	**—**	(68.4)
Proceeds on disposal of investments	**19.2**	22.9
Contributions to environmental trust funds	**(10.1)**	(8.7)
Cash flows from financing activities	**(510.5)**	(139.8)
Loans received	**207.5**	689.8
Loans repaid	**(644.2)**	(1,014.2)
Payment of lease liabilities	**(73.8)**	(64.4)
Shares issued	**—**	249.0
Net cash (utilised)/generated	**(350.8)**	364.2
Translation adjustment	**(11.3)**	7.6
Cash and cash equivalent at beginning of the year	**886.8**	515.0
Cash and cash equivalent at end of the year	**524.7**	886.8
Non-IFRS measures and other disclosures		
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	**463.1**	631.0

Debt Maturity Ladder (Reviewed)

Figures in millions unless otherwise stated	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2025	31 Dec 2026	31 Dec 2029	Total
Uncommitted loan facilities							
Rand million	1,362.0	—	—	—	—	—	1,362.0
US Dollar million	—	—	—	—	—	—	—
Rand debt translated to Dollar	85.4	—	—	—	—	—	85.4
Total (US$m)	**85.4**	—	—	—	—	—	**85.4**
Committed loan facilities							
US Dollar million	50.0	45.0	1,347.9	45.0	460.0	496.7	2,444.6
Rand million	—	2,500.0	—	—	—	—	2,500.0
A$ Dollar million	—	500.0	—	—	—	—	500.0
Rand debt translated to Dollar	—	156.8	—	—	—	—	156.8
A$ Dollar debt translated to Dollar	—	363.8	—	—	—	—	363.8
Total (US$m)	**50.0**	**565.6**	**1,347.9**	**45.0**	**460.0**	**496.7**	**2,965.2**
Total (US$m) – Uncommitted and committed loan facilities	**135.4**	**565.6**	**1,347.9**	**45.0**	**460.0**	**496.7**	**3,050.6**
Utilisation – Uncommitted loan facilities							
Rand million	—	—	—	—	—	—	—
US Dollar million	—	—	—	—	—	—	—
Rand debt translated to Dollar	—	—	—	—	—	—	—
Total (US$m)	—	—	—	—	—	—	—
Utilisation – Committed loan facilities (including US Dollar bond)							
US Dollar million	—	—	581.4	—	—	496.7	1,078.1
Rand million	—	—	—	—	—	—	—
A$ Dollar million	—	—	—	—	—	—	—
Rand debt translated to Dollar	—	—	—	—	—	—	—
A$ Dollar debt translated to Dollar	—	—	—	—	—	—	—
Total (US$m)	—	—	**581.4**	—	—	**496.7**	**1,078.1**
Total (US$m) – Utilisation –Uncommitted and committed loan facilities	—	—	**581.4**	—	—	**496.7**	**1,078.1**

Exchange rate : US$1.00 = R15.94 and US$1.00 = A$0.73 being the closing rate at 31 December 2021.

Reconciliation of Headline Earnings

	United States Dollars	
	Year ended	
Figures in millions unless otherwise stated	**Dec 2021 (Reviewed)**	Dec 2020 (Audited)
Net profit attributable to owners of the parent	**789.3**	723.0
(Profit)/loss on disposal of assets	**(8.5)**	0.2
Taxation effect on (profit)/loss on disposal of assets	**2.6**	(0.1)
Impairment/(reversal of impairment) of FSE	**30.8**	(62.3)
Impairment of investments and assets and other[1]	**85.7**	78.1
Taxation on impairment of investments and assets[1]	**(9.9)**	(8.9)
Non-controlling interest effect on impairment of investments and assets	**—**	(0.7)
Headline earnings attributable to owners of the parent	**890.0**	729.3
Headline earnings per share – cents	**100**	83
Based on headline earnings as given above divided by 887,306,342 (December 2020 – 878,661,474) being the weighted average number of ordinary shares in issue.		

[1] Includes write-off of exploration and evaluation assets in Australia of US$21.3m for the year ended 31 December 2021 (US$16.9m for the year ended 30 December 2020).

Fair Value Hierarchy (Reviewed)

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2021 and 31 December 2020.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollars

Figures in millions unless otherwise stated	December 2021				December 2020			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	**2.9**	—	**2.9**	—	7.4	—	7.4	—
Trade receivables from provisional copper sales	**25.8**	—	**25.8**	—	23.7	—	23.7	—
Investments – listed	**30.9**	**30.9**	—	—	42.4	42.4	—	—
Asanko redeemable preference shares	**94.5**	—	—	**94.5**	92.6	—	—	92.6
Warrants	**—**	—	—	—	12.9	—	12.9	—
Oil derivative contracts (2020:Gold and foreign exchange derivative contracts)	**5.1**	—	**5.1**	—	113.3	—	113.3	—
Financial assets not measured at fair value								
Environmental trust funds	**85.2**	—	**85.2**	—	71.9	—	71.9	—
Financial liabilities measured at fair value								
Foreign exchange derivative contracts (2020: Copper and oil)	**6.8**	—	**6.8**	—	29.1	—	29.1	—
Financial liabilities not measured at fair value								
Borrowings	**1,191.6**	**1,108.1**	—	**83.5**	1,689.8	1,156.3	—	533.5

Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life of mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.

Warrants
Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.

Borrowings
The 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy.

Capital Commitments

Figures in millions unless otherwise stated	United States Dollars	
	Dec 2021 (Reviewed)	Dec 2020 (Audited)
Commitments		
Capital expenditure		
Contracted for[1]	**251.9**	514.7

[1] Contracted for capital expenditure includes US$193.3m (2020: US$454.0m) for Salares Norte.

Hedging/derivatives (Reviewed)

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive US$3.1m with a realised gain of US$0.3m for the year ended 31 December 2021.

Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive A$2.7m (US$2.0m) with a realised gain of A$0.8m (US$0.6m) for the year ended 31 December 2021.

Australia – Gold hedge
In the first six months of 2020, 400,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000oz hedged is A$2,190/oz.

At the reporting date, the hedge had matured and there was a realised loss of A$41.8m (US$31.4m) for the year ended 31 December 2021.

Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date of 31 December 2021 the marked-to-market value on the hedge was a negative US$6.8m with a realised gain of US$32.9m for the year ended 31 December 2021.

La Cima – Copper hedge
In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap.

At the reporting date of 31 December 2021, the hedge had matured and there was a realised loss was US$45.8m for the year ended 31 December 2021.

Outstanding hedges
At 31 December 2021, the following hedges are outstanding:
- Australia – oil hedge – a total of 26.6 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of A$2.7m (US$2.0m).
- Ghana – oil hedge – a total of 41.9 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of US$3.1m.
- Salares Norte – currency hedge – a total notional amount of US$179.0m at a rate of CLP/US$836.45 for the period January 2022 to December 2022 with a negative marked-to-market value of US$6.8m.

* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Segmental Operating and Financial Results

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations and projects Including Equity Accounted Joint Venture	Total Mine Operations and projects Excluding Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru — Cerro Corona	Chile — Salares Norte Project[1]
Operating Results (Unreviewed)										
Ore milled/treated	**Year 2021**	**42,229**	**39,559**	**2,922**	**21,266**	**13,877**	**4,720**	**2,670**	**6,817**	**—**
(000 tonnes)	Year 2020	42,706	40,032	2,258	21,707	14,234	4,798	2,674	6,796	—
Yield	**Year 2021**	**1.8**	**1.8**	**3.1**	**1.3**	**1.2**	**1.7**	**1.1**	**1.1**	**—**
(grams per tonne)	Year 2020	1.7	1.7	3.1	1.2	1.1	1.4	1.3	0.9	—
Gold produced	**Year 2021**	**2,430.1**	**2,335.5**	**292.6**	**870.7**	**521.7**	**254.4**	**94.6**	**248.3**	**—**
(000 managed equivalent ounces)	Year 2020	2,312.4	2,200.0	226.9	861.7	526.3	223.0	112.5	207.1	—
Gold produced (000 attributable equivalent ounces)	**Year 2021**	**2,340.8**	**2,246.2**	**282.2**	**793.1**	**469.5**	**229.0**	**94.6**	**247.0**	**—**
	Year 2020	2,236.7	2,124.2	226.9	786.9	473.7	200.7	112.5	206.1	—
Gold sold	**Year 2021**	**2,436.3**	**2,339.1**	**292.6**	**873.3**	**521.7**	**254.4**	**97.2**	**248.4**	**—**
(000 managed equivalent ounces)	Year 2020	2,311.8	2,202.1	226.9	858.9	526.3	223.0	109.7	205.5	—
Gold price received	**Year 2021**	**1,793**	**1,794**	**1,790**	**1,794**	**1,796**	**1,798**	**1,770**	**1,750**	**—**
(dollar per equivalent ounce)	Year 2020	1,765	1,768	1,763	1,766	1,763	1,798	1,715	1,795	—
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Year 2021**	**45**	**45**	**107**	**32**	**24**	**47**	**43**	**28**	**—**
	Year 2020	39	39	101	29	21	49	40	23	—
All-in sustaining costs	**Year 2021**	**1,049**	**1,032**	**1,310**	**1,083**	**1,155**	**802**	**1,431**	**(34)**	**—**
(dollar per ounce)	Year 2020	969	961	1,237	1,027	1,017	1,008	1,114	484	—
Total all-in cost	**Year 2021**	**1,118**	**1,098**	**1,379**	**1,112**	**1,155**	**852**	**1,559**	**230**	**—**
(dollar per ounce)	Year 2020	1,014	999	1,260	1,060	1,017	1,035	1,316	715	—
Financial Results (US$ millions) (Reviewed)										
Revenue	**Year 2021**	**4,367.3**	**4,195.2**	**523.8**	**1,566.5**	**936.9**	**457.5**	**172.1**	**434.8**	**—**
	Year 2020	4,080.2	3,892.1	400.1	1,516.7	927.7	400.8	188.2	368.8	—
Cost of sales before amortisation and depreciation	**Year 2021**	**(1,772.1)**	**(1,661.6)**	**(304.9)**	**(570.7)**	**(310.2)**	**(150.1)**	**(110.4)**	**(175.6)**	**—**
	Year 2020	(1,583.4)	(1,489.3)	(229.0)	(562.9)	(297.0)	(171.9)	(94.1)	(154.4)	—
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2021**	**(1,899.4)**	**(1,784.4)**	**(312.2)**	**(676.7)**	**(339.7)**	**(222.0)**	**(115.0)**	**(190.0)**	**—**
	Year 2020	(1,661.9)	(1,554.7)	(227.2)	(634.7)	(294.5)	(233.1)	(107.1)	(158.3)	—
– Gold inventory change	**Year 2021**	**127.4**	**122.8**	**7.3**	**106.0**	**29.6**	**71.9**	**4.6**	**14.4**	**—**
	Year 2020	78.5	65.5	(1.8)	71.8	(2.4)	61.2	13.0	3.9	—
Amortisation of mining assets	**Year 2021**	**(718.1)**	**(695.8)**	**(43.0)**	**(287.2)**	**(172.3)**	**(92.6)**	**(22.3)**	**(88.3)**	**—**
	Year 2020	(672.2)	(649.3)	(29.1)	(266.7)	(168.2)	(75.6)	(22.9)	(77.6)	—
Other expenses	**Year 2021**	**(265.4)**	**(261.7)**	**(5.9)**	**(28.8)**	**(9.3)**	**(15.8)**	**(3.7)**	**(51.9)**	**(97.1)**
	Year 2020	(457.9)	(455.6)	(91.1)	(128.5)	(83.9)	(42.3)	(2.3)	(32.2)	58.8
Profit/(loss) before royalties and taxation	**Year 2021**	**1,611.8**	**1,576.1**	**170.0**	**679.8**	**445.1**	**199.0**	**35.6**	**119.0**	**(97.1)**
	Year 2020	1,366.7	1,297.9	50.9	558.5	378.7	111.0	68.8	104.6	58.8
Royalties, mining and income taxation	**Year 2021**	**(536.0)**	**(527.4)**	**(54.4)**	**(251.9)**	**(160.7)**	**(82.6)**	**(8.6)**	**(62.5)**	**84.8**
	Year 2020	(518.9)	(509.5)	(15.9)	(238.2)	(173.9)	(54.9)	(9.4)	(48.4)	(7.4)
– Normal taxation	**Year 2021**	**(420.5)**	**(420.5)**	**—**	**(191.4)**	**(110.3)**	**(81.1)**	**—**	**(61.2)**	**(1.9)**
	Year 2020	(355.2)	(355.2)	—	(129.6)	(129.6)	—	—	(52.2)	(7.4)
– Royalties	**Year 2021**	**(121.0)**	**(112.4)**	**(2.6)**	**(64.4)**	**(37.5)**	**(18.3)**	**(8.6)**	**(8.0)**	**—**
	Year 2020	(114.4)	(105.0)	(2.0)	(62.5)	(37.1)	(16.0)	(9.4)	(5.6)	—
– Deferred taxation	**Year 2021**	**5.6**	**5.6**	**(51.8)**	**3.8**	**(13.0)**	**16.8**	**—**	**6.7**	**86.7**
	Year 2020	(49.3)	(49.3)	(13.9)	(46.1)	(7.2)	(38.9)	—	9.4	—
Profit/(loss) before non-recurring items	**Year 2021**	**1,075.8**	**1,048.8**	**115.6**	**427.9**	**284.4**	**116.4**	**27.0**	**56.5**	**(12.3)**
	Year 2020	847.9	788.4	35.0	320.3	204.8	56.1	59.4	56.2	51.4
Non-recurring items	**Year 2021**	**(57.5)**	**(57.5)**	**(1.1)**	**(42.4)**	**(24.7)**	**(17.7)**	**—**	**(1.6)**	**—**
	Year 2020	(24.0)	(24.0)	0.3	(42.2)	(31.3)	(10.9)	—	(2.3)	23.9
Net profit/(loss)	**Year 2021**	**1,018.3**	**991.2**	**114.5**	**385.5**	**259.8**	**98.7**	**27.0**	**54.8**	**(12.3)**
	Year 2020	823.8	764.4	35.3	278.1	173.5	45.2	59.4	53.9	75.3
Capital expenditure	**Year 2021**	**(1,108.5)**	**(1,088.0)**	**(89.3)**	**(252.9)**	**(209.0)**	**(23.4)**	**(20.5)**	**(55.7)**	**(374.9)**
	Year 2020	(613.8)	(582.6)	(49.1)	(198.2)	(147.2)	(19.9)	(31.2)	(49.9)	(96.8)

The average US Dollar/Rand exchange rates were US$1 = R14.79 for 2021 and US$1 = R16.38 for 2020.
The average Australian/US Dollar exchange rates were A$1 = US$0.75 for 2021 and A$1 = US$0.69 for 2020.
[1] In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.
Figures may not add as they are rounded independently.

Segmental Operating and Financial Results

United States Dollars

Figures in millions unless otherwise stated		United States Dollars		Australia Region			Australian Dollars		Australia Region[2]			South African Rand / South Africa Region[3]
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results (Unreviewed)												
Ore milled/treated (000 tonnes)	**Year 2021**	**11,223**	**4,088**	**1,254**	**1,662**	**4,219**	**11,223**	**4,088**	**1,254**	**1,662**	**4,219**	**2,922**
	Year 2020	11,946	4,817	1,357	1,719	4,054	11,946	4,817	1,357	1,719	4,054	2,258
Yield (grams per tonne)	**Year 2021**	**2.8**	**3.0**	**5.5**	**5.2**	**0.9**	**2.8**	**3.0**	**5.5**	**5.2**	**0.9**	**3.1**
	Year 2020	2.6	2.5	5.3	4.9	1.0	2.6	2.5	5.3	4.9	1.0	3.1
Gold produced (000 managed equivalent ounces)	**Year 2021**	**1,018.5**	**393.0**	**223.0**	**279.2**	**123.3**	**1,018.5**	**393.0**	**223.0**	**279.2**	**123.3**	**9,101**
	Year 2020	1,016.8	384.9	233.3	269.6	129.1	1,016.8	384.9	233.3	269.6	129.1	7,056
Gold produced (000 attributable equivalent ounces)	**Year 2021**	**1,018.5**	**393.0**	**223.0**	**279.2**	**123.3**	**1,018.5**	**393.0**	**223.0**	**279.2**	**123.3**	**8,776**
	Year 2020	1,016.8	384.9	233.3	269.6	129.1	1,016.8	384.9	233.3	269.6	129.1	7,056
Gold sold (000 managed equivalent ounces)	**Year 2021**	**1,021.9**	**391.1**	**222.8**	**283.6**	**124.4**	**1,021.9**	**391.1**	**222.8**	**283.6**	**124.4**	**9,102**
	Year 2020	1,020.5	393.8	233.5	265.2	128.0	1,020.5	393.8	233.5	265.2	128.0	7,056
Gold price received (dollar per equivalent ounce)	**Year 2021**	**1,803**	**1,804**	**1,804**	**1,800**	**1,804**	**2,400**	**2,401**	**2,402**	**2,396**	**2,401**	**851,102**
	Year 2020	1,759	1,756	1,762	1,758	1,762	2,551	2,547	2,557	2,551	2,557	928,707
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Year 2021**	**64**	**66**	**134**	**115**	**22**	**85**	**87**	**179**	**153**	**29**	**1,580**
	Year 2020	54	50	116	99	18	78	72	168	144	26	1,648
All-in sustaining costs (dollar per ounce)	**Year 2021**	**1,065**	**1,006**	**1,164**	**1,033**	**1,146**	**1,418**	**1,339**	**1,550**	**1,376**	**1,525**	**622,726**
	Year 2020	917	843	1,017	938	921	1,331	1,223	1,475	1,360	1,337	651,514
Total all-in cost (dollar per ounce)	**Year 2021**	**1,146**	**1,040**	**1,308**	**1,161**	**1,158**	**1,526**	**1,385**	**1,741**	**1,545**	**1,541**	**655,826**
	Year 2020	957	873	1,053	1,010	931	1,388	1,266	1,528	1,465	1,350	663,635
Financial Results (US$ millions) (Reviewed)												
Revenue	**Year 2021**	**1,842.3**	**705.5**	**402.0**	**510.4**	**224.4**	**2,452.5**	**939.2**	**535.1**	**679.5**	**298.7**	**7,746.7**
	Year 2020	1,794.7	691.4	411.5	466.4	225.4	2,603.8	1,003.0	597.0	676.7	327.2	6,552.9
Cost of sales before amortisation and depreciation	**Year 2021**	**(720.8)**	**(273.5)**	**(172.6)**	**(193.5)**	**(81.3)**	**(959.6)**	**(364.1)**	**(229.7)**	**(257.6)**	**(108.2)**	**(4,510.0)**
	Year 2020	(637.1)	(234.1)	(162.8)	(167.1)	(73.1)	(924.1)	(339.5)	(236.1)	(242.5)	(106.1)	(3,750.6)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2021**	**(720.5)**	**(268.4)**	**(168.2)**	**(191.3)**	**(92.5)**	**(959.2)**	**(357.3)**	**(224.0)**	**(254.7)**	**(123.2)**	**(4,617.5)**
	Year 2020	(641.6)	(240.7)	(157.3)	(170.2)	(73.4)	(930.7)	(349.1)	(228.2)	(246.9)	(106.5)	(3,721.7)
– Gold inventory change	**Year 2021**	**(0.3)**	**(5.1)**	**(4.3)**	**(2.1)**	**11.3**	**(0.4)**	**(6.8)**	**(5.8)**	**(2.8)**	**15.0**	**107.5**
	Year 2020	4.5	6.6	(5.4)	3.1	0.3	6.6	9.6	(7.9)	4.5	0.4	(28.9)
Amortisation of mining assets	**Year 2021**	**(299.6)**					**(398.9)**					**(635.8)**
	Year 2020	(298.8)					(433.4)					(476.0)
Other expenses	**Year 2021**	**(81.7)**					**(108.8)**					**(87.0)**
	Year 2020	(264.9)					(384.3)					(1,492.0)
Profit/(loss) before royalties and taxation	**Year 2021**	**740.2**					**985.2**					**2,513.8**
	Year 2020	593.9					862.0					834.3
Royalties, mining and income taxation	**Year 2021**	**(252.0)**					**(335.4)**					**(804.7)**
	Year 2020	(208.9)					(303.1)					(260.9)
– Normal taxation	**Year 2021**	**(166.1)**					**(221.1)**					**—**
	Year 2020	(166.0)					(240.8)					—
– Royalties	**Year 2021**	**(46.0)**					**(61.3)**					**(38.7)**
	Year 2020	(44.3)					(64.2)					(32.8)
– Deferred taxation	**Year 2021**	**(39.9)**					**(53.1)**					**(765.9)**
	Year 2020	1.3					2.0					(228.1)
Profit/(loss) before non-recurring items	**Year 2021**	**488.2**					**649.7**					**1,709.2**
	Year 2020	384.9					558.9					573.5
Non-recurring items	**Year 2021**	**(12.4)**					**(16.5)**					**(15.8)**
	Year 2020	(3.8)					(5.4)					5.2
Net profit/(loss)	**Year 2021**	**475.8**					**633.2**					**1,693.4**
	Year 2020	381.2					553.4					578.6
Capital expenditure	**Year 2021**	**(335.6)**	**(103.3)**	**(88.2)**	**(100.4)**	**(43.7)**	**(446.8)**	**(137.6)**	**(117.4)**	**(133.7)**	**(58.2)**	**(1,320.4)**
	Year 2020	(219.8)	(73.5)	(51.9)	(66.4)	(28.0)	(318.8)	(106.5)	(75.3)	(96.4)	(40.6)	(803.9)

At the Australian operations, as a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then offset tax losses from one Company to another, it is not meaningful to split the income statement below cost of sales.

[2] For Australia, all financial numbers are in Australian Dollar.

[3] For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in Cost (Unreviewed)
World Gold Council Industry Standard

		United States Dollars								
		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
							Ghana			Peru
					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2021**	**(1,899.4)**	**(1,899.4)**	**(1,784.4)**	**(312.2)**	**(676.7)**	**(339.7)**	**(222.0)**	**(115.0)**	**(190.0)**
	Year 2020	(1,661.9)	(1,661.9)	(1,554.7)	(227.2)	(634.7)	(294.5)	(233.1)	(107.1)	(158.3)
Gold inventory change	**Year 2021**	**127.4**	**127.4**	**122.8**	**7.3**	**106.0**	**29.6**	**71.9**	**4.6**	**14.4**
	Year 2020	78.5	78.5	65.5	(1.8)	71.8	(2.4)	61.2	13.0	3.9
Royalties	**Year 2021**	**(121.0)**	**(121.0)**	**(112.4)**	**(2.6)**	**(64.4)**	**(37.5)**	**(18.3)**	**(8.6)**	**(8.0)**
	Year 2020	(114.4)	(114.4)	(105.0)	(2.0)	(62.5)	(37.1)	(16.0)	(9.4)	(5.6)
Realised gains/(losses) on commodity cost hedges	**Year 2021**	**0.9**	**0.9**	**0.9**	**—**	**0.3**	**0.2**	**—**	**—**	**—**
	Year 2020	(10.2)	(10.2)	(10.2)	—	(6.8)	(4.7)	(2.1)	—	—
Community/social responsibility costs	**Year 2021**	**(18.1)**	**(18.1)**	**(18.1)**	**(3.5)**	**(9.5)**	**(6.7)**	**(2.8)**	**—**	**(5.1)**
	Year 2020	(12.4)	(12.4)	(12.4)	(0.7)	(7.9)	(5.9)	(2.0)	—	(3.9)
Non-cash remuneration – share-based payments	**Year 2021**	**(12.6)**	**(5.9)**	**(5.9)**	**(0.3)**	**(2.2)**	**(2.1)**	**(0.1)**	**—**	**(1.5)**
	Year 2020	(14.3)	(6.6)	(6.6)	0.6	(2.8)	(2.9)	—	—	(1.5)
Cash remuneration (long-term incentive plan)	**Year 2021**	**(27.9)**	**(24.2)**	**(24.2)**	**(3.4)**	**(8.6)**	**(6.6)**	**(2.0)**	**—**	**(1.0)**
	Year 2020	(49.2)	(41.7)	(41.7)	(6.1)	(12.7)	(8.8)	(3.9)	—	(5.3)
Other	**Year 2021**	**(18.6)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	(1.0)	(1.0)	(1.0)	—	(1.0)	—	(1.0)	—	—
By-product credits	**Year 2021**	**237.3**	**237.3**	**237.0**	**0.7**	**2.0**	**1.5**	**0.2**	**0.3**	**232.3**
	Year 2020	148.3	148.3	147.9	0.6	1.8	1.3	0.1	0.4	144.1
Rehabilitation amortisation and interest	**Year 2021**	**(21.9)**	**(21.9)**	**(21.4)**	**—**	**(8.0)**	**(5.1)**	**(2.4)**	**(0.5)**	**(8.0)**
	Year 2020	(24.6)	(24.6)	(24.4)	(0.1)	(8.6)	(6.2)	(2.1)	(0.2)	(6.7)
Sustaining capital expenditure	**Year 2021**	**(589.1)**	**(588.4)**	**(575.4)**	**(68.9)**	**(239.4)**	**(209.0)**	**(17.4)**	**(13.0)[#]**	**(27.6)**
	Year 2020	(422.0)	(420.9)	(408.0)	(43.9)	(174.0)	(147.2)	(13.8)	(12.9)[#]	(23.6)
Lease payments	**Year 2021**	**(99.5)**	**(97.2)**	**(90.4)**	**(0.1)**	**(42.3)**	**(24.3)**	**(11.1)**	**(6.8)**	**(1.6)**
	Year 2020	(91.8)	(89.9)	(84.0)	(0.1)	(44.4)	(26.5)	(11.9)	(5.9)	(1.1)
Exploration, feasibility and evaluation costs	**Year 2021**	**(3.0)**	**(3.0)**	**(3.0)**	**—**	**(3.0)**	**(3.0)**	**—**	**—**	**—**
	Year 2020	—	—	—	—	—	—	—	—	—
All-in sustaining costs	**Year 2021**	**(2,445.6)**	**(2,413.7)**	**(2,274.6)**	**(383.2)**	**(945.9)**	**(602.7)**	**(204.1)**	**(139.1)**	**3.8**
	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
Realised gains/losses on capital cost hedges	**Year 2021**	**32.9**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	5.2	—	—	—	—	—	—	—	—
Non-cash remuneration – share-based payments	**Year 2021**	**(0.1)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	(0.2)	—	—	—	—	—	—	—	—
Cash remuneration (long-term incentive plan)	**Year 2021**	**(0.6)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	(2.1)	—	—	—	—	—	—	—	—
Other	**Year 2021**	**(3.6)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	—	—	—	—	—	—	—	—	—
Lease payments	**Year 2021**	**(5.2)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	(0.9)	—	—	—	—	—	—	—	—
Exploration, feasibility and evaluation costs	**Year 2021**	**(41.3)**	**(13.2)**	**(8.2)**	**—**	**(11.6)**	**—**	**(6.6)**	**(5.0)**	**(1.6)**
	Year 2020	(36.8)	(5.4)	(1.4)	—	(3.9)	—	—	(3.9)	(1.4)
Non-sustaining capital expenditure	**Year 2021**	**(520.1)**	**(145.1)**	**(137.7)**	**(20.4)**	**(13.5)**	**—**	**(6.0)**	**(7.5)**	**(28.1)**
	Year 2020	(192.9)	(96.2)	(77.9)	(5.2)	(24.3)	—	(6.1)	(18.2)	(26.3)
Total all-in cost	**Year 2021**	**(2,983.6)**	**(2,572.0)**	**(2,420.4)**	**(403.6)**	**(971.0)**	**(602.7)**	**(216.7)**	**(151.6)**	**(25.9)**
	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
Total all-in sustaining cost	**Year 2021**	**(2,445.6)**	**(2,413.7)**	**(2,274.6)**	**(383.2)**	**(945.9)**	**(602.7)**	**(204.1)**	**(139.1)**	**3.8**
	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
Gold only ounces sold – (000 ounces)	**Year 2021**	**2,300.8**	**2,300.8**	**2,203.6**	**292.6**	**873.3**	**521.7**	**254.4**	**97.2**	**113.0**
	Year 2020	2,226.4	2,226.4	2,116.7	226.9	858.9	526.3	223.0	109.7	120.2
AISC per ounce of gold sold US$/oz	**Year 2021**	**1,063**	**1,049**	**1,032**	**1,310**	**1,083**	**1,155**	**802**	**1,431**	**(34)**
	Year 2020	977	969	961	1,237	1,027	1,017	1,008	1,114	484
Total all-in cost	**Year 2021**	**(2,983.6)**	**(2,572.0)**	**(2,420.4)**	**(403.6)**	**(971.0)**	**(602.7)**	**(216.7)**	**(151.6)**	**(25.9)**
	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
Gold only ounces sold – (000 ounces)	**Year 2021**	**2,300.8**	**2,300.8**	**2,203.6**	**292.6**	**873.3**	**521.7**	**254.4**	**97.2**	**113.0**
	Year 2020	2,226.4	2,226.4	2,116.7	226.9	858.9	526.3	223.0	109.7	120.2
AIC per ounce of gold sold US$/oz	**Year 2021**	**1,297**	**1,118**	**1,098**	**1,379**	**1,112**	**1,155**	**852**	**1,559**	**230**
	Year 2020	1,079	1,014	999	1,260	1,060	1,017	1,035	1,316	715

[#] Includes Gold Fields 45% share of deferred stripping of US$4.2m (100% basis US$9.4m) and US$6.7m (100% basis US$14.8m) for the year ended 31 December 2021 and 31 December 2020, respectively.

All-in Cost (Unreviewed)
World Gold Council Industry Standard

		United States Dollars					
		Australia Region					
		Australia					Corporate and projects
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	
Cost of sales before gold inventory change and amortisation and depreciation	Year 2021	(720.5)	(268.4)	(168.2)	(191.3)	(92.5)	—
	Year 2020	(641.6)	(240.7)	(157.3)	(170.2)	(73.4)	—
Gold inventory change	Year 2021	(0.3)	(5.1)	(4.3)	(2.1)	11.3	—
	Year 2020	4.5	6.6	(5.4)	3.1	0.3	—
Royalties	Year 2021	(46.0)	(17.7)	(10.0)	(12.8)	(5.6)	—
	Year 2020	(44.3)	(17.1)	(10.1)	(11.5)	(5.5)	—
Realised gains/losses on commodity cost hedges	Year 2021	0.6	0.3	0.1	0.2	—	—
	Year 2020	(3.4)	(1.6)	(1.1)	(0.7)	—	—
Community/social responsibility costs	Year 2021	—	—	—	—	—	—
	Year 2020	—	—	—	—	—	—
Non-cash remuneration – share-based payments	Year 2021	(1.8)	(0.6)	(0.5)	(0.5)	(0.2)	(6.6)
	Year 2020	(2.8)	(0.8)	(0.6)	(0.8)	(0.6)	(7.8)
Cash remuneration (long-term incentive plan)	Year 2021	(11.2)	(3.6)	(2.4)	(3.4)	(1.8)	(3.7)
	Year 2020	(17.6)	(6.4)	(4.5)	(5.0)	(1.7)	(7.5)
Other	Year 2021	—	—	—	—	—	(18.6)
	Year 2020	—	—	—	—	—	—
By-product credits	Year 2021	2.4	1.1	0.4	0.2	0.6	—
	Year 2020	1.8	0.9	0.3	0.2	0.4	—
Rehabilitation amortisation and interest	Year 2021	(5.9)	(1.8)	(1.0)	(1.4)	(1.6)	—
	Year 2020	(9.1)	(3.6)	(1.7)	(2.1)	(1.6)	—
Sustaining capital expenditure	Year 2021	(252.5)	(89.7)	(56.3)	(64.3)	(42.2)	(0.7)
	Year 2020	(179.5)	(61.9)	(43.5)	(47.3)	(26.8)	(1.1)
Lease payments	Year 2021	(53.1)	(7.8)	(17.4)	(17.6)	(10.4)	(2.3)
	Year 2020	(44.3)	(7.5)	(13.6)	(14.3)	(8.9)	(1.9)
Exploration, feasibility and evaluation costs	Year 2021	—	—	—	—	—	—
	Year 2020	—	—	—	—	—	—
All-in sustaining costs	Year 2021	(1,088.3)	(393.3)	(259.4)	(293.1)	(142.5)	(31.9)
	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
Realised gains/losses on capital cost hedges	Year 2021	—	—	—	—	—	32.9
	Year 2020	—	—	—	—	—	5.2
Non-cash remuneration – share-based payments	Year 2021	—	—	—	—	—	(0.1)
	Year 2020	—	—	—	—	—	(0.2)
Cash remuneration (long-term incentive plan)	Year 2021	—	—	—	—	—	(0.6)
	Year 2020	—	—	—	—	—	(2.1)
Other	Year 2021	—	—	—	—	—	(3.6)
	Year 2020	—	—	—	—	—	—
Lease payments	Year 2021	—	—	—	—	—	(5.2)
	Year 2020	—	—	—	—	—	(0.9)
Exploration, feasibility and evaluation costs	Year 2021	—	—	—	—	—	(28.1)
	Year 2020	—	—	—	—	—	(31.4)
Non-sustaining capital expenditure	Year 2021	(83.1)	(13.6)	(31.9)	(36.1)	(1.5)	(374.9)
	Year 2020	(40.3)	(11.5)	(8.5)	(19.1)	(1.2)	(96.7)
Total all-in cost	Year 2021	(1,171.5)	(406.9)	(291.3)	(329.2)	(144.0)	(411.6)
	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
Total all-in sustaining cost	Year 2021	(1,088.3)	(393.3)	(259.4)	(293.1)	(142.5)	(31.9)
	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
Gold only ounces sold – (000 ounces)	Year 2021	1,021.9	391.1	222.8	283.6	124.4	—
	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
AISC per ounce of gold sold US$/oz	Year 2021	1,065	1,006	1,164	1,033	1,146	—
	Year 2020	917	843	1,017	938	921	—
Total all-in cost	Year 2021	(1,171.5)	(406.9)	(291.3)	(329.2)	(144.0)	(411.6)
	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
Gold only ounces sold – (000 ounces)	Year 2021	1,021.9	391.1	222.8	283.6	124.4	—
	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
AIC per ounce of gold sold US$/oz	Year 2021	1,146	1,040	1,308	1,161	1,158	—
	Year 2020	957	873	1,053	1,010	931	—

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold (Unreviewed)

World Gold Council Industry Standard

		United States Dollars								
		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
								Ghana		Peru
Figures in millions unless otherwise stated					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
All-in sustaining costs (per table on page 36)	**Year 2021**	**(2,445.6)**	**(2,413.7)**	**(2,274.6)**	**(383.2)**	**(945.9)**	**(602.7)**	**(204.1)**	**(139.1)**	**3.8**
	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
Add back by-product credits	**Year 2021**	**(237.3)**	**(237.3)**	**(237.0)**	**(0.7)**	**(2.0)**	**(1.5)**	**(0.2)**	**(0.3)**	**(232.3)**
	Year 2020	(148.3)	(148.3)	(147.9)	(0.6)	(1.8)	(1.3)	(0.1)	(0.4)	(144.1)
All-in sustaining costs gross of by-product credits	**Year 2021**	**(2,682.9)**	**(2,651.0)**	**(2,511.6)**	**(383.9)**	**(947.9)**	**(604.2)**	**(204.3)**	**(139.4)**	**(228.5)**
	Year 2020	(2,323.3)	(2,305.1)	(2,182.5)	(281.2)	(883.7)	(536.3)	(224.8)	(122.6)	(202.2)
Gold equivalent ounces sold	**Year 2021**	**2,436.3**	**2,436.3**	**2,339.1**	**292.6**	**873.3**	**521.7**	**254.4**	**97.2**	**248.4**
	Year 2020	2,311.8	2,311.8	2,202.1	226.9	858.9	526.3	223.0	109.7	205.5
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2021**	**1,101**	**1,088**	**1,074**	**1,312**	**1,085**	**1,158**	**803**	**1,434**	**920**
	Year 2020	1,005	997	991	1,240	1,029	1,019	1,008	1,118	984
All-in cost (per table on page 36)	**Year 2021**	**(2,983.6)**	**(2,572.0)**	**(2,420.4)**	**(403.6)**	**(971.0)**	**(602.7)**	**(216.7)**	**(151.6)**	**(25.9)**
	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
Add back by-product credits	**Year 2021**	**(237.3)**	**(237.3)**	**(237.0)**	**(0.7)**	**(2.0)**	**(1.5)**	**(0.2)**	**(0.3)**	**(232.3)**
	Year 2020	(148.3)	(148.3)	(147.9)	(0.6)	(1.8)	(1.3)	(0.1)	(0.4)	(144.1)
All-in cost gross of by-product credits	**Year 2021**	**(3,220.9)**	**(2,809.3)**	**(2,657.5)**	**(404.3)**	**(972.9)**	**(604.2)**	**(216.9)**	**(151.9)**	**(258.3)**
	Year 2020	(2,551.0)	(2,406.7)	(2,261.9)	(286.5)	(911.9)	(536.3)	(230.8)	(144.8)	(230.0)
Gold equivalent ounces sold	**Year 2021**	**2,436.3**	**2,436.3**	**2,339.1**	**292.6**	**873.3**	**521.7**	**254.4**	**97.2**	**248.4**
	Year 2020	2,311.8	2,311.8	2,202.1	226.9	858.9	526.3	223.0	109.7	205.5
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2021**	**1,322**	**1,153**	**1,136**	**1,381**	**1,114**	**1,158**	**852**	**1,562**	**1,040**
	Year 2020	1,103	1,041	1,027	1,263	1,062	1,019	1,035	1,320	1,119

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold (Unreviewed)

World Gold Council Industry Standard

		United States Dollars					
		Australia Region					
		Australia					Corporate and projects
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	
All-in sustaining costs (per table on page 37)	**Year 2021**	**(1,088.3)**	**(393.3)**	**(259.4)**	**(293.1)**	**(142.5)**	**(31.9)**
	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
Add back by-product credits	**Year 2021**	**(2.4)**	**(1.1)**	**(0.4)**	**(0.2)**	**(0.6)**	**—**
	Year 2020	(1.8)	(0.9)	(0.3)	(0.2)	(0.4)	—
All-in sustaining costs gross of by-product credits	**Year 2021**	**(1,090.7)**	**(394.4)**	**(259.9)**	**(293.3)**	**(143.1)**	**(31.9)**
	Year 2020	(938.0)	(333.0)	(237.8)	(248.9)	(118.3)	(18.2)
Gold equivalent ounces sold	**Year 2021**	**1,021.9**	**391.1**	**222.8**	**283.6**	**124.4**	**—**
	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2021**	**1,067**	**1,009**	**1,166**	**1,034**	**1,151**	**—**
	Year 2020	919	846	1,018	938	925	—
All-in cost (per table on page 37)	**Year 2021**	**(1,171.5)**	**(406.9)**	**(291.3)**	**(329.2)**	**(144.0)**	**(411.6)**
	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
Add back by-product credits	**Year 2021**	**(2.4)**	**(1.1)**	**(0.4)**	**(0.2)**	**(0.6)**	**—**
	Year 2020	(1.8)	(0.9)	(0.3)	(0.2)	(0.4)	—
All-in cost gross of by-product credits	**Year 2021**	**(1,173.8)**	**(408.0)**	**(291.8)**	**(329.4)**	**(144.6)**	**(411.6)**
	Year 2020	(978.3)	(344.5)	(246.2)	(268.0)	(119.5)	(144.3)
Gold equivalent ounces sold	**Year 2021**	**1,021.9**	**391.1**	**222.8**	**283.6**	**124.4**	**—**
	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2021**	**1,149**	**1,043**	**1,310**	**1,161**	**1,163**	**—**
	Year 2020	959	875	1,055	1,010	934	—

Underground and Surface (Unreviewed)

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)														
– underground ore	**Year 2021**	**6,170**	**6,170**	**1,540**	**—**	**—**	**—**	**—**	**—**	**4,630**	**1,925**	**1,048**	**1,657**	**—**
	Year 2020	5,867	5,867	1,136	—	—	—	—	—	4,731	1,737	1,294	1,700	—
– underground waste	**Year 2021**	**2,910**	**2,910**	**201**	**—**	**—**	**—**	**—**	**—**	**2,709**	**852**	**892**	**965**	**—**
	Year 2020	2,245	2,245	86	—	—	—	—	—	2,159	772	750	637	—
– surface ore	**Year 2021**	**38,369**	**35,552**	**—**	**22,844**	**11,756**	**8,271**	**2,817**	**8,959**	**6,566**	**1,414**	**—**	**—**	**5,152**
	Year 2020	35,022	32,236	—	21,344	11,877	6,680	2,787	7,303	6,376	2,331	—	—	4,044
– total	**Year 2021**	**47,449**	**44,631**	**1,741**	**22,844**	**11,756**	**8,271**	**2,817**	**8,959**	**13,905**	**4,191**	**1,941**	**2,622**	**5,152**
	Year 2020	43,134	40,347	1,221	21,344	11,877	6,680	2,787	7,303	13,266	4,841	2,044	2,336	4,044
Grade mined (grams per tonne)														
– underground ore	**Year 2021**	**5.8**	**5.8**	**6.3**	**—**	**—**	**—**	**—**	**—**	**5.6**	**4.9**	**6.6**	**5.7**	**—**
	Year 2020	5.6	5.6	6.3	—	—	—	—	—	5.4	5.3	5.8	5.3	—
– surface ore	**Year 2021**	**1.2**	**1.2**	**—**	**1.4**	**1.4**	**1.5**	**1.3**	**0.8**	**1.2**	**2.2**	**—**	**—**	**1.0**
	Year 2020	1.3	1.3	—	1.5	1.4	1.6	1.4	0.9	1.3	1.7	—	—	1.1
– total	**Year 2021**	**1.9**	**1.9**	**5.6**	**1.4**	**1.4**	**1.5**	**1.3**	**0.8**	**3.1**	**3.8**	**6.6**	**5.7**	**1.0**
	Year 2020	1.8	1.9	5.9	1.5	1.4	1.6	1.4	0.9	3.1	3.2	5.8	5.3	1.1
Gold mined (000 ounces)														
– underground ore	**Year 2021**	**1,142.8**	**1,142.8**	**313.3**	**—**	**—**	**—**	**—**	**—**	**829.6**	**303.7**	**223.4**	**302.5**	**—**
	Year 2020	1,055.6	1,055.6	230.2	—	—	—	—	—	825.4	294.1	240.4	290.9	—
– surface ore	**Year 2021**	**1,521.0**	**1,405.3**	**—**	**1,041.8**	**520.5**	**405.6**	**115.7**	**220.2**	**259.0**	**101.6**	**—**	**—**	**157.3**
	Year 2020	1,480.9	1,351.4	—	1,010.3	533.3	347.4	129.6	200.2	270.5	129.2	—	—	141.3
– total	**Year 2021**	**2,663.9**	**2,548.1**	**313.3**	**1,041.8**	**520.5**	**405.6**	**115.7**	**220.2**	**1,088.5**	**405.3**	**223.4**	**302.5**	**157.3**
	Year 2020	2,536.6	2,407.0	230.2	1,010.3	533.3	347.4	129.6	200.2	1,095.9	423.2	240.4	290.9	141.3
Ore milled/treated (000 tonnes)														
– underground ore	**Year 2021**	**6,341**	**6,341**	**1,536**	**—**	**—**	**—**	**—**	**—**	**4,806**	**1,890**	**1,254**	**1,662**	**—**
	Year 2020	6,051	6,051	1,154	—	—	—	—	—	4,897	1,821	1,357	1,719	—
– underground waste	**Year 2021**	**154**	**154**	**154**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2020	55	55	55	—	—	—	—	—	—	—	—	—	—
– surface ore	**Year 2021**	**35,734**	**33,064**	**1,233**	**21,266**	**13,877**	**4,720**	**2,670**	**6,817**	**6,418**	**2,198**	**—**	**—**	**4,219**
	Year 2020	36,600	33,926	1,048	21,707	14,234	4,798	2,674	6,796	7,050	2,996	—	—	4,054
– total	**Year 2021**	**42,229**	**39,559**	**2,922**	**21,266**	**13,877**	**4,720**	**2,670**	**6,817**	**11,223**	**4,088**	**1,254**	**1,662**	**4,219**
	Year 2020	42,706	40,032	2,258	21,707	14,234	4,798	2,674	6,796	11,946	4,817	1,357	1,719	4,054
Yield (grams per tonne)														
– underground ore	**Year 2021**	**5.3**	**5.3**	**5.8**	**—**	**—**	**—**	**—**	**—**	**5.1**	**4.6**	**5.5**	**5.2**	**—**
	Year 2020	5.0	5.0	6.0	—	—	—	—	—	4.8	4.3	5.3	4.9	—
– surface ore	**Year 2021**	**1.2**	**1.2**	**0.1**	**1.3**	**1.2**	**1.7**	**1.1**	**1.1**	**1.1**	**1.6**	**—**	**—**	**0.9**
	Year 2020	1.1	1.1	0.1	1.2	1.1	1.4	1.3	0.9	1.2	1.4	—	—	1.0
– combined	**Year 2021**	**1.8**	**1.8**	**3.1**	**1.3**	**1.2**	**1.7**	**1.1**	**1.1**	**2.8**	**3.0**	**5.5**	**5.2**	**0.9**
	Year 2020	1.7	1.7	3.1	1.2	1.1	1.4	1.3	0.9	2.6	2.5	5.3	4.9	1.0
Gold produced (000 ounces)														
– underground ore	**Year 2021**	**1,071.3**	**1,071.3**	**288.4**	**—**	**—**	**—**	**—**	**—**	**782.9**	**280.7**	**223.0**	**279.2**	**—**
	Year 2020	978.2	978.2	223.2	—	—	—	—	—	755.0	252.1	233.3	269.6	—
– surface ore	**Year 2021**	**1,358.8**	**1,264.2**	**4.2**	**870.7**	**521.7**	**254.4**	**94.6**	**248.3**	**235.6**	**112.3**	**—**	**—**	**123.3**
	Year 2020	1,334.2	1,221.8	3.6	861.7	526.3	223.0	112.5	207.1	261.9	132.8	—	—	129.1
– total	**Year 2021**	**2,430.1**	**2,335.5**	**292.6**	**870.7**	**521.7**	**254.4**	**94.6**	**248.3**	**1,018.5**	**393.0**	**223.0**	**279.2**	**123.3**
	Year 2020	2,312.4	2,200.0	226.9	861.7	526.3	223.0	112.5	207.1	1,016.8	384.9	233.3	269.6	129.1
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)														
– underground	**Year 2021**	**129**	**129**	**167**	**—**	**—**	**—**	**—**	**—**	**116**	**106**	**134**	**115**	**—**
	Year 2020	114	114	178	—	—	—	—	—	99	86	116	99	—
– surface	**Year 2021**	**30**	**29**	**25**	**32**	**24**	**47**	**43**	**28**	**25**	**31**	**—**	**—**	**22**
	Year 2020	26	25	11	29	21	49	41	23	22	28	—	—	18
– total	**Year 2021**	**45**	**45**	**107**	**32**	**24**	**47**	**43**	**28**	**64**	**66**	**134**	**115**	**22**
	Year 2020	39	39	101	29	21	49	41	23	54	50	116	99	18

Review of Operations
Quarter ended 31 December 2021 compared with quarter ended 30 September 2021

Figures may not add as they are rounded independently.

South Africa region
South Deep

		Dec 2021	Sept 2021	% Variance
Ore mined	000 tonnes	**375**	419	(11)%
Waste mined	000 tonnes	**53**	60	(12)%
Total tonnes	000 tonnes	**428**	479	(11)%
Grade mined – underground reef	g/t	**6.66**	6.73	(1)%
Grade mined – underground total	g/t	**5.83**	5.88	(1)%
Gold mined	kg	**2,499**	2,820	(11)%
	000'oz	**80.3**	90.7	(11)%
Destress	m²	**9,494**	11,732	(19)%
Development	m	**1,447**	1,640	(12)%
Secondary support	m	**3,814**	4,343	(12)%
Backfill	m³	**93,949**	83,475	13%
Ore milled – underground reef	000 tonnes	**354**	430	(18)%
Ore milled – underground waste	000 tonnes	**53**	45	18%
Ore milled – surface	000 tonnes	**288**	280	3%
Total tonnes milled	000 tonnes	**695**	755	(8)%
Yield – underground reef	g/t	**6.65**	6.30	6%
Surface yield	g/t	**0.11**	0.13	(15)%
Total yield	g/t	**3.44**	3.63	(5)%
Gold produced	kg	**2,387**	2,744	(13)%
	000'oz	**76.8**	88.2	(13)%
Gold sold	kg	**2,387**	2,847	(16)%
	000'oz	**76.8**	91.5	(16)%
AISC	R/kg	**691,362**	542,660	27%
	US$/oz	**1,401**	1,155	21%
AIC	R/kg	**730,076**	567,550	29%
	US$/oz	**1,479**	1,208	22%
Sustaining capital expenditure	Rm	**468.1**	260.9	79%
	US$m	**31.1**	17.9	74%
Non-sustaining capital expenditure	Rm	**92.4**	70.9	30%
	US$m	**6.0**	4.8	25%
Total capital expenditure	Rm	**560.5**	331.8	69%
	US$m	**37.1**	22.7	63%

As previously guided, gold production decreased by 13% to 2,387kg (76,800oz) in the December quarter from 2,744kg (88,200oz) in the September quarter as a result of lower volumes mined due to fewer shifts worked as a result of the planned maintenance shutdown in the December month as well as the Christmas break. Critical maintenance work was carried out on the main shaft infrastructure limiting hoisting capacity. Total tonnes mined and gold mined were impacted by the same reasons and decreased by 11% to 428kt in the December quarter from 479kt in the September quarter and by 11% to 2,499kg (80,300oz) in the December quarter from 2,820kg (90,700oz) in the September quarter, respectively.

Reef yield increased by 6% to 6.65g/t in the December quarter from 6.30g/t in the September quarter due to an increase in broken reef grade mainly as a result of higher grades in destress area and improved underground recoveries.

Total underground tonnes milled decreased by 14% to 407kt in the December quarter from 475kt in the September quarter in line with the decrease in total tonnes broken, mined and hoisted. Surface tonnes milled increased by 3% to 288kt in the December quarter from 280kt in the September quarter as treatment of surface tonnes was temporally slowed down in September quarter due to cyanide shortages.

Development decreased by 12% to 1,447 metres in the December quarter from 1,640 metres in the September quarter and similarly destress decreased by 19% to 9,494m² in the December quarter from 11,732m² in the September quarter as fewer shifts were worked in the December quarter due to the maintenance shutdown and the Christmas break.

Secondary support installed decreased by 12% to 3,814 metres in the December quarter from 4,343 metres in the September quarter, which is in line with reduced development and destress performance. Backfill increased by 13% to 93,949m³ in the December quarter from 83,475m³ in the September quarter due to the increase in number of stopes available for backfilling.

All-in cost increased by 29% to R730,076/kg (US$1,479/oz) in the December quarter from R567,550/kg (US$1,208/oz) in the September quarter mainly due to a decrease in gold sold and an increase in capital expenditure (solar plant and equipment deliveries), partially offset by the decrease in operational expenditure compared to the September quarter.

Total capital expenditure increased by 69% to R561m (US$37m) in the December quarter from R332m (US$23m) in the September quarter.

Sustaining capital expenditure increased by 79% to R468m (US$31m) in the December quarter from R261m (US$18m) in the September quarter mainly due to the delivery of equipment, solar plant expenditure, Doornpoort tailings storage facility expansion and underground mobile equipment delivered in the December quarter.

Non-sustaining capital expenditure increased by 30% to R92m (US$6m) in the December quarter from R71m (US$5m) in the September quarter due to an increase in new mine infrastructure projects (conveyors, crushers, and backfill pipe installations).

West Africa region
Ghana
Tarkwa

		Dec 2021	Sept 2021	% Variance
Ore mined	000 tonnes	**3,545**	3,034	17%
Waste (Capital)	000 tonnes	**9,504**	15,361	(38)%
Waste (Operational)	000 tonnes	**8,111**	5,736	41%
Total waste mined	000 tonnes	**17,615**	21,097	(17)%
Total tonnes mined	000 tonnes	**21,160**	24,131	(12)%
Strip ratio	waste/ore	**5.0**	7.0	(29)%
Grade mined	g/t	**1.31**	1.36	(4)%
Gold mined	000'oz	**149.8**	132.9	13%
Tonnes milled	000 tonnes	**3,401**	3,493	(3)%
Yield	g/t	**1.18**	1.21	(2)%
Gold produced	000'oz	**129.1**	135.7	(5)%
Gold sold	000'oz	**129.1**	135.7	(5)%
AISC	US$/oz	**1,127**	1,091	3%
AIC	US$/oz	**1,127**	1,091	3%
Sustaining capital expenditure	US$m	**45.8**	55.4	(17)%
Non-sustaining capital expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**45.8**	55.4	(17)%

Gold production decreased by 5% to 129,100oz in the December quarter from 135,700oz in the September quarter due to lower tonnes processed and lower yield. Yield decreased by 2% to 1.18g/t in the December quarter from 1.21g/t in the September quarter due to lower grade ore mined and processed. In the December quarter, 0.5Mt stockpiles at 0.84g/t were processed compared with 0.5Mt stockpiles at 0.85g/t in the September quarter, while ex-pit ore processed in the

December quarter was 2.9Mt at 1.31g/t compared with 3Mt at 1.35g/t in the September quarter.

Total tonnes mined, including capital waste stripping, decreased by 12% to 21.2Mt in the December quarter from 24.1Mt in the September quarter in line with the mining sequence. Ore mined increased by 17% to 3.5Mt in the December quarter from 3.0Mt in the September quarter due to increased ore mining from Kobada and Teberebie pits. Capital waste stripped decreased by 38% to 9.5Mt in December quarter from 15.4Mt in the September quarter in line with the 2021 production schedule. Operational waste increased by 41% to 8.1Mt in the December quarter from 5.7Mt in the September quarter in line with the increased ore tonnes mined. Strip ratio decreased by 29% to 5.0 in the December quarter from 7.0 in the September quarter due to the lower capital strip in line with the mining schedule. Gold mined increased by 13% to 149.8koz in the December quarter from 132.9koz in the September quarter due to higher ore tonnes mined.

Tonnes processed decreased by 3% to 3,401kt in the December quarter from 3,493kt in the September quarter due to downtime on the SAG mill as a result of a motor change out and the replacement of a torn mill feed conveyor.

All-in cost increased by 3% to US$1,127/oz in the December quarter from US$1,091/oz in the September quarter due to higher cost of sales before amortisation and depreciation as a result of higher operational tonnes mined and lower gold sold, partially offset by lower capital expenditure.

Capital expenditure decreased by 17% to US$46m in the December quarter from US$55m in the September quarter mainly due to lower capital waste tonnes mined.

Damang

		Dec 2021	Sept 2021	% Variance
Ore mined	000 tonnes	2,046	1,948	5%
Waste (Capital)	000 tonnes	810	173	368%
Waste (Operational)	000 tonnes	3,672	3,570	3%
Total waste mined	000 tonnes	4,482	3,743	20%
Total tonnes mined	000 tonnes	6,528	5,691	15%
Strip ratio	waste/ore	2.2	1.9	16%
Grade mined	g/t	1.54	1.40	10%
Gold mined	000'oz	101.4	87.8	15%
Tonnes milled	000 tonnes	1,201	1,167	3%
Yield	g/t	1.67	1.50	11%
Gold produced	000'oz	64.5	56.4	14%
Gold sold	000'oz	64.5	56.4	14%
AISC	US$/oz	885	823	8%
AIC	US$/oz	915	879	4%
Sustaining capital expenditure	US$m	7.3	4.3	70%
Non-sustaining capital expenditure	US$m	0.2	1.5	(87)%
Total capital expenditure	US$m	7.5	5.8	29%

Gold production increased by 14% to 64,500oz in the December quarter from 56,400oz in the September quarter due to higher yield and mill throughput. Yield increased by 11% to 1.67g/t in the December quarter from 1.50g/t in the September quarter due to higher mined and feed grade.

Total tonnes mined increased by 15% to 6.5Mt in the December quarter from 5.7Mt in the September quarter. Ore tonnes mined increased by 5% to 2.0Mt in the December quarter from 1.9Mt in the September quarter in line with the strategy to mine more ore and preferentially process higher grade ore and stockpile lower grade material. Mined grade increased by 10% to 1.54g/t in the December quarter from 1.40g/t

in the September quarter due to mining in more consistent mineralised ore zones within the Banket Conglomerate and Banket Footwall sandstone of DPCB. Operational waste tonnes mined increased by 3% to 3.7Mt in the December quarter from 3.6Mt in the September quarter in line with the higher volumes mined. Capital waste mined increased by 368% to 0.8Mt in the December quarter from 0.2Mt in the September quarter due to the increased mining rate at the Huni pit.

Strip ratio increased by 16% to 2.2 in the December quarter from 1.9 in the September quarter due to the increased waste stripping in the Huni pit.

All-in cost increased by 4% to US$915/oz in the December quarter from US$879/oz in the September quarter mainly due to higher capital expenditure on the Huni waste stripping and higher cost of sales before amortisation and depreciation, partially offset by higher gold sales.

Total capital expenditure increased by 29% to US$8m in the December quarter from US$6m in the September quarter. Sustaining capital expenditure increased by 70% to US$7m in the December quarter from US$4m in the September quarter due to expenditure on Huni waste stripping. Non-sustaining capital expenditure decreased by 87% to US$0m in the December quarter from US$2m in the September quarter due to timing of the spend on the Far East Tailings Storage Facility (FETSF) stage 3 raise.

Asanko (Equity accounted Joint Venture)

		Dec 2021	Sept 2021	% Variance
Ore mined	000 tonnes	1,623	1,464	11%
Waste (Capital)	000 tonnes	517	559	(8)%
Waste (Operational)	000 tonnes	8,235	9,458	(13)%
Total waste mined	000 tonnes	8,752	10,017	(13)%
Total tonnes mined	000 tonnes	10,375	11,481	(10)%
Strip ratio	waste/ore	5.4	6.8	(21)%
Grade mined	g/t	1.24	1.33	(7)%
Gold mined	000'oz	64.9	62.7	4%
Tonnes milled	000 tonnes	1,472	1,542	(5)%
Yield	g/t	1.06	1.00	6%
Gold produced	000'oz	50.3	49.5	2%
Gold sold	000'oz	51.4	48.4	6%
AISC	US$/oz	1,539	1,598	(4)%
AIC	US$/oz	1,680	1,697	(1)%
Sustaining capital expenditure	US$m	7.3	11.0	(34)%
Non-sustaining capital expenditure	US$m	5.0	1.4	257%
Total capital expenditure	US$m	12.3	12.4	(1)%

All figures in table on a 100% basis.

Gold production increased by 2% to 50,300oz (100% basis) in the December quarter from 49,500oz (100% basis) in the September quarter mainly due to higher yield. The higher yield is mainly due to slightly improved plant recovery as a lower volume of the transition ore characterised by high organic carbon content was treated. The mill feed in the December quarter was sourced primarily from Esaase pit, Akwasiso cut 3 and lower grade stockpiles.

Total tonnes mined decreased by 10% to 10.4Mt in the December quarter from 11.5Mt in the September quarter. Waste tonnes mined decreased by 13% to 8.8Mt in the December quarter from 10.0Mt in the September quarter due to a reduced strip ratio at Esaase pit. Ore tonnes mined increased by 11% to 1.6Mt in the December quarter from 1.5Mt in the September quarter with ore tonnes sourced primarily from the Esaase pit. Continued stripping at Akwasiso cut 3 during the December quarter assisted to contribute some ore to the plant.

All-in cost decreased by 1% to US$1,680/oz in the December quarter from US$1,697/oz in the September quarter mainly due to higher gold sold.

Total capital expenditure was similar at US$12m in the December quarter.

Sustaining capital expenditure decreased by 34% to US$7m in the December quarter from US$11m in the September quarter mainly due to a lower charge back from deferred striping. Non-sustaining capital expenditure increased by 257% to US$5m in the December quarter from US$1m in the September quarter mainly due to timing of expenditure on Akwasiso Cut 3, Obotan Water treatment plant and others.

South America region
Peru
Cerro Corona

		Dec 2021	Sept 2021	% Variance
Ore mined	000 tonnes	3,047	2,880	6%
Waste mined	000 tonnes	3,167	5,705	(44)%
Total tonnes mined	000 tonnes	6,214	8,585	(28)%
Grade mined – gold	g/t	0.78	0.77	1%
Grade mined – copper	per cent	0.43	0.42	2%
Gold mined	000'oz	76.6	71.3	7%
Copper mined	000 tonnes	13,015	12,038	8%
Tonnes milled	000 tonnes	1,736	1,746	(1)%
Gold recovery	per cent	71.4	64.7	10%
Copper recovery	per cent	89.1	87.0	2%
Yield – Gold	g/t	0.72	0.60	20%
– Copper	per cent	0.46	0.42	10%
– Combined	eq g/t	1.43	1.24	15%
Gold produced	000'oz	38.4	32.3	19%
Copper produced	tonnes	7,617	7,083	8%
Total equivalent gold produced	000' eq oz	79.6	69.4	15%
Total equivalent gold sold	000' eq oz	85.0	59.9	42%
AISC	US$/oz	(138)	24	(675)%
AISC	US$/eq oz	853	805	6%
AIC	US$/oz	63	342	(82)%
AIC	US$/eq oz	953	951	—%
Sustaining capital expenditure	US$m	11.6	9.0	29%
Non-sustaining capital expenditure	US$m	7.9	8.5	(7)%
Total capital expenditure	US$m	19.5	17.5	11%

Gold equivalent production increased by 15% to 79,600oz in the December quarter from 69,400oz in the September quarter mainly due to higher gold and copper grades and higher gold and copper recoveries as a result of better metallurgical conditions.

Total tonnes mined decreased by 28% to 6.2Mt in the December quarter from 8.6Mt in the September quarter mainly due to a decrease in waste mined of 44% to 3.2Mt in the December quarter from 5.7Mt in the September quarter. This was partially offset by an increase in ore mined of 6% to 3.0Mt in the December quarter from 2.9Mt in the September quarter. The decrease in total tonnes mined is in line with the mining schedule, considering the start of the rainy season during the December quarter.

Gold and copper grades mined increased by 1% and 2% respectively, in line with the revised mining sequence following the slope instability issue in the eastern section of the pit in H1 2021. Consequently, gold yield increased by 20% to 0.72g/t in the December quarter from 0.60g/t in the September quarter and copper yield increased by 10% to 0.46% in the December quarter from 0.42% in the September quarter, both explained by an increase in grades processed and recoveries.

Total equivalent gold sold increased by 42% to 85,000oz in the December quarter from 59,900oz in the September quarter mainly due to higher gold and copper production and lower concentrate stock at the end of December due to the sales schedule.

All-in cost per gold ounce sold decreased by 82% to US$63/oz in the December quarter from US$342/oz in the September quarter mainly explained by a higher copper by-product credit due to a higher copper price and higher copper sold, as well as higher gold ounces sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure. All-in cost per equivalent ounce increased marginally to US$953 per equivalent ounce in the December quarter from US$951 per equivalent ounce in the September quarter.

Unplanned COVID-19 related expenditure amounted US$2.2m in the December quarter compared to US$2.8m in the September quarter.

Total capital expenditure increased by 11% to US$20m in the December quarter from US$18m in the September quarter.

Sustaining capital expenditure increased by 29% to US$12m in the December quarter from US$9m in the September quarter mainly due to the replacement of the crusher in the process plant and land acquisition near the east wall of the pit. Non-sustaining capital expenditure decreased by 7% to US$8m in the December quarter from US$9m in the September quarter due to lower construction activities at the Arpon and Ana waste storage facilities, mainly explained by the rainy season.

Chile
Salares Norte

Salares Norte construction continued to be impacted by the indirect effects of COVID-19 during Q4 2021, with work force availability being a challenge. Despite this, the total project progressed 12.3% during the quarter, slightly behind plan of 14.0% but improving on the 8.3% achieved in Q3 2021.

US$109.7m was spent on the project during the December quarter, comprised of US$134.3m in capex, US$9.9m in exploration and US$6.0m in other costs, partially offset by a US$38.7m release of working capital and a credit of US$1.8m from the realised portion of the FX hedge.

Good progress was made with construction of the processing plant during Q4 2021. The SAG and Ball mill shells and heads were installed during the quarter, with the gear installation now underway. Structural steel installation at the grinding area continued during Q4 and the bridge crane was commissioned. The installation of all leaching tanks and some of the CIP tanks progressed during the December quarter. The steel structures and tank plates of all of the thickeners were completed by the end of the year and the installation of the mechanical components is underway.

Pre-stripping of the Brecha Principal pit continued to track slightly ahead of plan during Q4 2021, with 10.1Mt moved compared to 6.6Mt in the previous quarter.

US$9.9m was spent on district exploration during the December quarter compared to US$4.7m spent in the September quarter. Total metres drilled in the December quarter were 9,105 metres compared to 3,244 metres drilled in the September quarter.

In December 2021, Gold Fields was informed by the Chilean regulators that they had begun sanction proceedings against Salares Norte regarding the authorities.chinchilla relocation process. We continue to collaborate with the authorities to resolve the sanction proceedings and ensure that the relocation process can commence. Importantly, the delay in the relocation does not in any way affect the construction schedule at Salares Norte.

Australia region
St Ives

		Dec 2021	Sept 2021	% Variance
Underground				
Ore mined	000 tonnes	**453**	514	(12)%
Waste mined	000 tonnes	**244**	224	9%
Total tonnes mined	000 tonnes	**697**	738	(6)%
Grade mined	g/t	**4.92**	5.01	(2)%
Gold mined	000'oz	**71.7**	82.9	(14)%
Surface				
Ore mined	000 tonnes	**295**	474	(38)%
Surface waste (Capital)	000 tonnes	**801**	1,500	(47)%
Surface waste (Operational)	000 tonnes	**303**	537	(44)%
Total waste mined	000 tonnes	**1,104**	2,037	(46)%
Total tonnes mined	000 tonnes	**1,399**	2,511	(44)%
Grade mined	g/t	**1.91**	1.79	7%
Gold mined	000'oz	**18.1**	27.3	(34)%
Strip ratio	waste/ore	**3.7**	4.3	(14)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**748**	988	(24)%
Total grade mined	g/t	**3.74**	3.47	8%
Total tonnes mined	000 tonnes	**2,096**	3,250	(36)%
Total gold mined	000'oz	**89.8**	110.2	(19)%
Tonnes milled	000 tonnes	**1,015**	1,025	(1)%
Yield – underground	g/t	**4.93**	4.28	15%
Yield – surface	g/t	**1.44**	1.53	(6)%
Yield – combined	g/t	**3.39**	2.85	19%
Gold produced	000'oz	**110.5**	94.0	18%
Gold sold	000'oz	**108.6**	94.0	16%
AISC	A$/oz	**1,339**	1,302	3%
	US$/oz	**978**	955	2%
AIC	A$/oz	**1,387**	1,358	2%
	US$/oz	**1,013**	996	2%
Sustaining capital expenditure	A$m	**29.0**	31.7	(9)%
	US$m	**21.1**	23.3	(9)%
Non-sustaining capital expenditure	A$m	**5.2**	5.2	—%
	US$m	**3.8**	3.9	(3)%
Total capital expenditure	A$m	**34.2**	36.9	(7)%
	US$m	**24.9**	27.2	(8)%

Gold production increased by 18% to 110,500oz in the December quarter from 94,000oz in the September quarter due to increased yield of underground ore processed.

Ore mined from the underground mines decreased by 12% to 453,000t in the December quarter from 514,000t in the September quarter in line with the planned mining schedule.

Gold mined decreased by 14% to 71,700oz in the December quarter from 82,900oz in the September quarter due to lower ore tonnes and grade mined.

In the open pits, ore mined decreased by 38% to 295,000t in the December quarter from 474,000t in the September quarter with the completion of ore mining from the Delta Island open pit at the end of December.

Capital waste tonnes mined decreased by 47% to 801,000t in the December quarter from 1,500,000t in the September quarter following the completion of pre-stripping of Delta Island open pit at the end of the September quarter and commencement of pre-strip activities at Neptune stage 7 in the December quarter.

Operational waste tonnes mined decreased by 44% to 303,000t in the December quarter from 537,000t in the September quarter following reduced tonnes mined at Delta Island open pit in the December quarter, as the pit neared the end of its life.

As a result of the decrease in open pit ore and waste mined, gold mined in the open pits decreased by 34% to 18,100oz in the December quarter from 27,300oz in the September quarter. With the Delta Island pit being completed and significant stockpiles being available, some of the open pit mining fleet was utilised in undertaking progressive rehabilitation of historical waste dumps and causeways.

All-in cost increased by 2% to A$1,387/oz (US$1,013/oz) in the December quarter from A$1,358/oz (US$996/oz) in the September quarter due to increased cost of sales before amortisation and depreciation as a result of a gold inventory charge to cost of A$13.7m (US$10.3m) in the December quarter with less ore mined than processed, compared with a gold inventory credit to cost of A$17.3m (US$13.2m) in the September quarter with more ore mined than processed. This increased cost of sales before amortisation and depreciation was partially offset by increased gold sales and lower capital expenditure.

Total capital expenditure decreased by 7% to A$34m (US$25m) in the December quarter from A$37m (US$27m) in the September quarter.

Sustaining capital expenditure decreased by 9% to A$29m (US$21m) in the December quarter from A$32m (US$23m) in the September quarter due to a decrease in exploration drilling during the December quarter.

Non-sustaining capital expenditure in the December quarter was similar at A$5m (US$4m).

Agnew

		Dec 2021	Sept 2021	% Variance
Underground ore mined	000 tonnes	**266**	260	2%
Underground waste mined	000 tonnes	**208**	220	(5)%
Total tonnes mined	000 tonnes	**474**	480	(1)%
Grade mined – underground	g/t	**7.11**	6.11	16%
Gold mined	000'oz	**60.8**	51.2	19%
Tonnes milled	000 tonnes	**320**	307	4%
Yield	g/t	**5.58**	5.44	3%
Gold produced	000'oz	**57.5**	53.8	7%
Gold sold	000'oz	**57.1**	53.1	8%
AISC	A$/oz	**1,500**	1,651	(9)%
	US$/oz	**1,091**	1,214	(10)%
AIC	A$/oz	**1,782**	1,800	(1)%
	US$/oz	**1,299**	1,322	(2)%
Sustaining capital expenditure	A$m	**18.1**	20.4	(11)%
	US$m	**13.1**	15.0	(13)%
Non-sustaining capital expenditure	A$m	**16.1**	7.9	104%
	US$m	**11.9**	5.8	105%
Total capital expenditure	A$m	**34.2**	28.3	21%
	US$m	**25.0**	20.8	20%

Gold production increased by 7% to 57,500oz in the December quarter from 53,800oz in the September quarter due to increased grade of ore mined and processed and an increase in tonnes milled.

Mined grade increased by 16% to 7.11g/t in the December quarter from 6.11g/t in the September quarter with high grade ore mined from the Kath Lode area at Waroonga during the December quarter. As a result of the increase in grade, gold mined increased by 19% to 60,800oz in the December quarter from 51,200oz in the September quarter.

All-in cost decreased by 1% to A$1,782/oz (US$1,299/oz) in the December quarter from A$1,800/oz (US$1,322/oz) in the September quarter due to increased gold sold, partially offset by higher capital expenditure.

Total capital expenditure increased by 21% to A$34m (US$25m) in the December quarter from A$28m (US$21m) in the September quarter.

Sustaining capital expenditure decreased by 11% to A$18m (US$13m) in the December quarter from A$20m (US$15m) in the September quarter due to lower mine development at Waroonga. Non-sustaining capital expenditure increased by 104% to A$16m (US$12m) in the December quarter from A$8m (US$6m) in the September quarter with increased expenditure on the mill crushing circuit expansion.

Granny Smith

		Dec 2021	Sept 2021	% Variance
Underground ore mined	000 tonnes	424	404	5%
Underground waste mined	000 tonnes	240	278	(14)%
Total tonnes mined	000 tonnes	664	682	(3)%
Grade mined – underground	g/t	6.01	6.69	(10)%
Gold mined	000'oz	81.9	87.0	(6)%
Tonnes milled	000 tonnes	438	400	10%
Yield	g/t	5.62	6.13	(8)%
Gold produced	000'oz	79.1	78.9	—%
Gold sold	000'oz	79.1	82.0	(4)%
AISC	A$/oz	1,378	1,186	16%
	US$/oz	1,007	873	15%
AIC	A$/oz	1,550	1,378	12%
	US$/oz	1,133	1,015	12%
Sustaining capital expenditure	A$m	29.3	22.5	30%
	US$m	21.6	16.7	29%
Non-sustaining capital expenditure	A$m	13.6	15.7	(13)%
	US$m	9.9	11.7	(15)%
Total capital expenditure	A$m	42.9	38.2	12%
	US$m	31.5	28.4	11%

Gold production in the December quarter was 79,100oz, similar to gold production of 78,900oz in the September quarter.

Underground waste mined decreased by 14% to 240kt in the December quarter from 278kt in the September quarter due to decreased development in zones Z60-100 and Z120.

Grade mined decreased by 10% to 6.01g/t in the December quarter from 6.69g/t in the September quarter due to decreased development and stoping grades in zones Z110 and Z120.

Tonnes milled increased by 10% to 438kt in the December quarter from 400kt in the September quarter due to increased availability of fresh rock from underground, combined with 14kt of ore processed from existing stockpiles.

All-in cost increased by 12% to A$1,550/oz (US$1,133/oz) in the December quarter from A$1,378/oz (US$1,015/oz) in the September quarter due to increased production cost (increased ore mined and processed), lower gold sold and increased capital expenditure.

Total capital expenditure increased by 12% to A$43m (US$32m) in the December quarter from A$38m (US$28m) in the September quarter.

Sustaining capital expenditure increased by 30% to A$29m (US$22m) in the December quarter from A$23m (US$17m) in the September quarter, with A$6m (US$4m) spent on new mobile equipment in the December quarter (September quarter – Nil). Non-sustaining capital expenditure decreased by 13% to A$14m (US$10m) in the December quarter from A$16m (US$12m) in the September quarter due to decreased expenditure on the second decline.

Gruyere

		Dec 2021	Sept 2021	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	3,164	2,591	22%
Waste (Capital)	000 tonnes	6,602	6,432	3%
Waste (Operational)	000 tonnes	939	1,384	(32)%
Total waste mined	000 tonnes	7,541	7,816	(4)%
Total tonnes mined	000 tonnes	10,705	10,407	3%
Grade mined	g/t	1.00	0.88	14%
Gold mined	000'oz	101.2	73.5	38%
Strip ratio	waste/ ore	2.4	3.0	(20)%
Tonnes milled	000 tonnes	2,236	2,101	6%
Yield	g/t	0.94	0.88	7%
Gold produced	000'oz	67.8	59.4	14%
Gold sold	000'oz	66.9	60.7	10%
AISC	A$/oz	1,453	1,716	(15)%
	US$/oz	1,058	1,267	(16)%
AIC	A$/oz	1,465	1,736	(16)%
	US$/oz	1,067	1,281	(17)%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	14.5	14.2	2%
	US$m	10.5	10.5	—%
Non-sustaining capital expenditure – 50% basis	A$m	0.4	0.6	(33)%
	US$m	0.3	0.4	(25)%
Total capital expenditure – 50% basis	A$m	14.9	14.8	1%
	US$m	10.8	10.9	(1)%

Gold production increased by 14% to 67,800oz in the December quarter from 59,400oz in the September quarter due to increased tonnes milled as well as an increase in grade of ore processed.

Ore mined increased by 22% to 3.16Mt in the December quarter from 2.59Mt in the September quarter with 0.62Mt of additional ore mined from stage 3 of the Gruyere pit.

Operational waste tonnes mined decreased by 32% to 0.94Mt in the December quarter from 1.38Mt in the September quarter due to less waste mined from stage 2 of the Gruyere pit.

Grade mined increased by 14% to 1.00g/t in the December quarter from 0.88g/t in the September quarter driven by an increase in grade of ore mined from stage 2 of the Gruyere pit.

As a result of the increased ore mined and the increase in grade, gold mined increased by 38% to 101,200oz in the December quarter from 73,500oz in the September quarter.

All-in cost decreased by 16% to A$1,465/oz (US$1,067/oz) in the December quarter from A$1,736/oz (US$1,281/oz) in the September quarter due to increased gold sold and a GIP credit of A$6m (US$5m) in the December quarter compared to a credit of A$1m (US$1m) in the September quarter.

Total capital expenditure (on a 50% basis) increased by 1% to A$15m (US$11m) in the December quarter from A$15m (US$11m) in the September quarter. Sustaining capital expenditure (on a 50% basis) increased by 2% to A$15m (US$11m) in the December quarter from A$14m (US$11m) in the September quarter due to timing of expenditure relating to the tailings storage facility. Non-sustaining capital expenditure decreased by 33% to nil in the December quarter from A$1m (US$0m) in the September quarter.

Salient Features and Cost Benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations and projects including equity accounted Joint Venture	Total Mine operations and projects excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region	
						Ghana			Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko 45%*	Cerro Corona	Salares Norte Project
Operating results										
Ore milled/treated (000 tonnes)	**Dec 2021**	**10,586**	**9,924**	**695**	**5,265**	**3,401**	**1,201**	**663**	**1,736**	**—**
	Sept 2021	10,638	9,944	755	5,354	3,493	1,167	694	1,746	—
	Dec 2020	10,700	10,053	741	5,304	3,452	1,205	647	1,680	—
Yield (grams per tonne)	**Dec 2021**	**1.9**	**2.0**	**3.4**	**1.3**	**1.2**	**1.7**	**1.1**	**1.4**	**—**
	Sept 2021	1.8	1.9	3.6	1.2	1.2	1.5	1.0	1.2	—
	Dec 2020	1.8	1.8	2.6	1.3	1.1	1.9	1.4	0.9	—
Gold produced (000 managed equivalent ounces)	**Dec 2021**	**653.6**	**630.9**	**76.8**	**216.2**	**129.1**	**64.5**	**22.6**	**79.6**	**—**
	Sept 2021	628.4	606.1	88.2	214.4	135.7	56.4	22.3	69.4	—
	Dec 2020	613.0	583.4	61.5	230.1	127.2	73.3	29.5	47.9	—
Gold produced (000 attributable equivalent ounces)	**Dec 2021**	**631.1**	**608.4**	**74.0**	**196.9**	**116.2**	**58.0**	**22.6**	**79.2**	**—**
	Sept 2021	605.7	583.4	85.1	195.2	122.1	50.8	22.3	69.1	—
	Dec 2020	592.6	563.1	61.5	210.0	114.5	66.0	29.5	47.7	—
Gold sold (000 managed equivalent ounces)	**Dec 2021**	**656.8**	**633.6**	**76.8**	**216.7**	**129.1**	**64.5**	**23.1**	**85.0**	**—**
	Sept 2021	624.9	603.1	91.5	213.9	135.7	56.4	21.8	59.9	—
	Dec 2020	625.7	598.4	63.2	227.9	127.2	73.3	27.3	51.9	—
Cost of sales before amortisation and depreciation (million)	**Dec 2021**	**(457.5)**	**(429.5)**	**(71.4)**	**(147.6)**	**(79.6)**	**(40.0)**	**(28.0)**	**(51.0)**	**—**
	Sept 2021	(427.5)	(400.7)	(85.7)	(134.9)	(73.2)	(34.9)	(26.9)	(33.4)	—
	Dec 2020	(405.8)	(384.3)	(67.0)	(118.6)	(57.2)	(40.0)	(21.4)	(47.6)	—
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2021**	**48**	**48**	**109**	**37**	**32**	**47**	**46**	**33**	**—**
	Sept 2021	45	45	112	29	21	46	42	28	—
	Dec 2020	40	40	91	29	19	50	43	26	—
Sustaining capital (million)	**Dec 2021**	**(165.4)**	**(162.1)**	**(31.1)**	**(56.4)**	**(45.8)**	**(7.3)**	**(3.3)&**	**(11.6)**	**—**
	Sept 2021	(157.0)	(152.1)	(17.9)	(64.7)	(55.4)	(4.3)	(4.9)&	(9.0)	—
	Dec 2020	(128.2)	(123.8)	(22.1)	(47.4)	(38.2)	(4.9)	(4.4)&	(9.6)	—
Non-sustaining capital (million)	**Dec 2021**	**(176.6)**	**(174.4)**	**(6.0)**	**(2.4)**	**—**	**(0.2)**	**(2.2)**	**(7.9)**	**(134.3)**
	Sept 2021	(144.8)	(144.2)	(4.8)	(2.2)	—	(1.5)	(0.7)	(8.5)	(107.5)
	Dec 2020	(79.1)	(73.5)	(3.2)	(5.6)	—	—	(5.6)	(8.4)	(54.8)
Total capital expenditure (million)	**Dec 2021**	**(342.0)**	**(336.5)**	**(37.1)**	**(58.8)**	**(45.8)**	**(7.5)**	**(5.5)**	**(19.5)**	**(134.3)**
	Sept 2021	(301.8)	(296.3)	(22.7)	(66.9)	(55.4)	(5.8)	(5.6)	(17.5)	(107.5)
	Dec 2020	(207.3)	(197.3)	(25.3)	(53.0)	(38.2)	(4.9)	(10.0)	(18.0)	(54.8)
All-in sustaining costs (dollar per ounce)	**Dec 2021**	**1,016**	**995**	**1,401**	**1,099**	**1,127**	**885**	**1,539**	**(138)**	**—**
	Sept 2021	1,013	990	1,155	1,072	1,091	823	1,598	24	—
	Dec 2020	964	954	1,443	962	996	824	1,174	513	—
Total all-in cost (dollar per ounce)	**Dec 2021**	**1,090**	**1,067**	**1,479**	**1,123**	**1,127**	**915**	**1,680**	**63**	**—**
	Sept 2021	1,081	1,058	1,208	1,097	1,091	879	1,697	342	—
	Dec 2020	1,007	988	1,494	991	996	824	1,418	834	—

Average exchange rates were US$1 = R15.43, US$1 = R14.63 and US$1 = R15.61 for the December 2021, September 2021 and December 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.74 and A$1 = US$0.73 for the December 2021, September 2021 and December 2020 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$0.4m and US$2.1m (100% basis US$0.8m and US$4.7m) for the December 2021 and September 2021 quarters, respectively.

Salient Features and Cost Benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**Dec 2021**	**2,891**	**1,015**	**320**	**438**	**1,118**	**2,891**	**1,015**	**320**	**438**	**1,118**	**695**
	Sept 2021	2,783	1,025	307	400	1,051	2,783	1,025	307	400	1,051	755
	Dec 2020	2,974	1,180	324	417	1,053	2,974	1,180	324	417	1,053	741
Yield (grams per tonne)	**Dec 2021**	**3.0**	**3.4**	**5.6**	**5.6**	**0.9**	**3.0**	**3.4**	**5.6**	**5.6**	**0.9**	**3.4**
	Sept 2021	2.9	2.9	5.4	6.1	0.9	2.9	2.9	5.4	6.1	0.9	3.6
	Dec 2020	2.9	2.8	6.3	5.0	1.0	2.9	2.8	6.3	5.0	1.0	2.6
Gold produced (000 managed equivalent ounces)	**Dec 2021**	**281.0**	**110.5**	**57.5**	**79.1**	**33.9**	**281.0**	**110.5**	**57.5**	**79.1**	**33.9**	**2,387**
	Sept 2021	256.3	94.0	53.8	78.9	29.7	256.3	94.0	53.8	78.9	29.7	2,744
	Dec 2020	273.4	106.4	65.3	66.4	35.4	273.4	106.4	65.3	66.4	35.4	1,914
Gold produced (000 attributable equivalent ounces)	**Dec 2021**	**281.0**	**110.5**	**57.5**	**79.1**	**33.9**	**281.0**	**110.5**	**57.5**	**79.1**	**33.9**	**2,302**
	Sept 2021	256.3	94.0	53.8	78.9	29.7	256.3	94.0	53.8	78.9	29.7	2,646
	Dec 2020	273.4	106.4	65.3	66.4	35.4	273.4	106.4	65.3	66.4	35.4	1,914
Gold sold (000 managed equivalent ounces)	**Dec 2021**	**278.2**	**108.6**	**57.1**	**79.1**	**33.5**	**278.2**	**108.6**	**57.1**	**79.1**	**33.5**	**2,387**
	Sept 2021	259.5	94.0	53.1	82.0	30.4	259.5	94.0	53.1	82.0	30.4	2,847
	Dec 2020	282.8	109.8	69.6	68.8	34.6	282.8	109.8	69.6	68.8	34.6	1,965
Cost of sales before amortisation and depreciation (million)	**Dec 2021**	**(187.5)**	**(76.6)**	**(41.2)**	**(49.8)**	**(19.9)**	**(257.0)**	**(104.7)**	**(56.6)**	**(68.3)**	**(27.4)**	**(1,107.2)**
	Sept 2021	(173.6)	(60.4)	(42.6)	(46.9)	(23.7)	(236.2)	(82.4)	(57.9)	(63.8)	(32.0)	(1,252.5)
	Dec 2020	(172.6)	(62.3)	(43.2)	(47.3)	(19.9)	(237.6)	(85.6)	(59.3)	(65.3)	(27.3)	(1,055.4)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2021**	**63**	**65**	**135**	**112**	**22**	**87**	**90**	**186**	**153**	**30**	**1,694**
	Sept 2021	66	72	134	112	23	90	97	182	152	32	1,638
	Dec 2020	55	49	123	111	18	75	67	168	152	25	1,429
Sustaining capital (million)	**Dec 2021**	**(66.3)**	**(21.1)**	**(13.1)**	**(21.6)**	**(10.5)**	**(90.9)**	**(29.0)**	**(18.1)**	**(29.3)**	**(14.5)**	**(468.1)**
	Sept 2021	(65.5)	(23.3)	(15.0)	(16.7)	(10.5)	(88.8)	(31.7)	(20.4)	(22.5)	(14.2)	(260.9)
	Dec 2020	(49.1)	(17.2)	(9.7)	(13.7)	(8.4)	(67.6)	(23.7)	(13.2)	(18.9)	(11.7)	(357.1)
Non-sustaining capital (million)	**Dec 2021**	**(25.9)**	**(3.8)**	**(11.9)**	**(9.9)**	**(0.3)**	**(35.3)**	**(5.2)**	**(16.1)**	**(13.6)**	**(0.4)**	**(92.4)**
	Sept 2021	(21.8)	(3.9)	(5.8)	(11.7)	(0.4)	(29.5)	(5.2)	(7.9)	(15.7)	(0.6)	(70.9)
	Dec 2020	(7.1)	(3.0)	(1.0)	(2.7)	(0.4)	(9.3)	(4.1)	(1.2)	(3.4)	(0.6)	(52.3)
Total capital expenditure (million)	**Dec 2021**	**(92.2)**	**(24.9)**	**(25.0)**	**(31.5)**	**(10.8)**	**(126.2)**	**(34.2)**	**(34.2)**	**(42.9)**	**(14.9)**	**(560.5)**
	Sept 2021	(87.3)	(27.2)	(20.8)	(28.4)	(10.9)	(118.3)	(36.9)	(28.3)	(38.2)	(14.8)	(331.8)
	Dec 2020	(56.2)	(20.2)	(10.7)	(16.4)	(8.8)	(76.9)	(27.8)	(14.4)	(22.3)	(12.3)	(409.4)
All-in sustaining costs (dollar per ounce)	**Dec 2021**	**1,019**	**978**	**1,091**	**1,007**	**1,058**	**1,397**	**1,339**	**1,500**	**1,378**	**1,453**	**691,362**
	Sept 2021	1,018	955	1,214	873	1,267	1,386	1,302	1,651	1,186	1,716	542,660
	Dec 2020	903	816	893	1,023	960	1,243	1,123	1,226	1,413	1,324	734,814
Total all-in cost (dollar per ounce)	**Dec 2021**	**1,112**	**1,013**	**1,299**	**1,133**	**1,067**	**1,524**	**1,387**	**1,782**	**1,550**	**1,465**	**730,076**
	Sept 2021	1,102	996	1,322	1,015	1,281	1,499	1,358	1,800	1,378	1,736	567,550
	Dec 2020	928	843	907	1,062	971	1,276	1,160	1,244	1,463	1,340	761,455

Average exchange rates were US$1 = R15.43, US$1 = R14.63 and US$1 = R15.61 for the December 2021, September 2021 and December 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.74 and A$1 = US$0.73 for the December 2021, September 2021 and December 2020 quarters, respectively.
Figures may not add as they are rounded independently.

Underground and Surface

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Dec 2021**	**1,518**	**375**	**—**	**—**	**—**	**—**	**—**	**1,142**	**453**	**266**	**424**	**—**
	Sept 2021	1,598	419	—	—	—	—	—	1,179	514	260	404	—
	Dec 2020	1,452	304	—	—	—	—	—	1,148	428	296	424	—
– underground waste	**Dec 2021**	**745**	**53**	**—**					**692**	**244**	**208**	**240**	**—**
	Sept 2021	782	60	—	—	—	—	—	722	224	220	278	—
	Dec 2020	547	45	—	—	—	—	—	502	167	170	165	—
– surface ore	**Dec 2021**	**11,244**	**—**	**6,321**	**3,545**	**2,046**	**730**	**3,047**	**1,877**	**295**	**—**	**—**	**1,582**
	Sept 2021	10,290		5,640	3,034	1,948	659	2,880	1,770	474	—	—	1,296
	Dec 2020	8,933	—	6,010	2,922	2,204	884	1,343	1,580	446	—	—	1,134
– total	**Dec 2021**	**13,507**	**428**	**6,321**	**3,545**	**2,046**	**730**	**3,047**	**3,711**	**991**	**474**	**664**	**1,582**
	Sept 2021	12,670	479	5,640	3,034	1,948	659	2,880	3,671	1,212	480	682	1,296
	Dec 2020	10,932	349	6,010	2,922	2,204	884	1,343	3,231	1,041	466	589	1,134
Grade mined (grams per tonne) – underground ore	**Dec 2021**	**6.0**	**6.7**	**—**	**—**	**—**	**—**	**—**	**5.8**	**4.9**	**7.1**	**6.0**	**—**
	Sept 2021	6.1	6.7	—	—	—	—	—	5.8	5.0	6.1	6.7	—
	Dec 2020	5.8	6.3	—	—	—	—	—	5.6	5.1	6.9	5.3	—
– surface ore	**Dec 2021**	**1.2**	**—**	**1.4**	**1.3**	**1.5**	**1.2**	**0.8**	**1.1**	**1.9**	**—**	**—**	**1.0**
	Sept 2021	1.2	—	1.4	1.4	1.4	1.3	0.8	1.1	1.8	—	—	0.9
	Dec 2020	1.5	—	1.6	1.5	1.8	1.4	1.0	1.6	2.7	—	—	1.2
– total	**Dec 2021**	**1.8**	**5.8**	**1.4**	**1.3**	**1.5**	**1.2**	**0.8**	**2.9**	**3.7**	**7.1**	**6.0**	**1.0**
	Sept 2021	1.8	5.9	1.4	1.4	1.4	1.3	0.8	3.0	3.5	6.1	6.7	0.9
	Dec 2020	2.0	5.5	1.6	1.5	1.8	1.4	1.0	3.3	3.9	6.9	5.3	1.2
Gold mined (000 ounces)* – underground ore	**Dec 2021**	**294.7**	**80.3**						**214.4**	**71.7**	**60.8**	**81.9**	**—**
	Sept 2021	311.7	90.7	—	—	—	—	—	221.0	82.9	51.2	87.0	—
	Dec 2020	269.9	61.6	—	—	—	—	—	208.4	70.9	65.5	72.0	—
– surface ore	**Dec 2021**	**425.7**	**—**	**280.4**	**149.8**	**101.4**	**29.2**	**76.6**	**68.7**	**18.1**	**—**	**—**	**50.6**
	Sept 2021	384.3	—	248.9	132.9	87.8	28.2	71.3	64.1	27.3	—	—	36.8
	Dec 2020	436.7	—	312.8	144.6	128.0	40.2	41.5	82.4	39.2	—	—	43.2
– total	**Dec 2021**	**720.4**	**80.3**	**280.4**	**149.8**	**101.4**	**29.2**	**76.6**	**283.1**	**89.8**	**60.8**	**81.9**	**50.6**
	Sept 2021	696.0	90.7	248.9	132.9	87.8	28.2	71.3	285.1	110.2	51.2	87.0	36.8
	Dec 2020	706.6	61.6	312.8	144.6	128.0	40.2	41.5	290.8	110.1	65.5	72.0	43.2
Ore milled/treated (000 tonnes) – underground ore	**Dec 2021**	**1,678**	**354**	**—**	**—**	**—**	**—**	**—**	**1,324**	**566**	**320**	**438**	**—**
	Sept 2021	1,631	430	—	—	—	—	—	1,201	493	307	400	—
	Dec 2020	1,588	324	—	—	—	—	—	1,264	523	324	417	—
– underground waste	**Dec 2021**	**53**	**53**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Sept 2021	45	45	—	—	—	—	—	—	—	—	—	—
	Dec 2020	37	37	—	—	—	—	—	—	—	—	—	—
– surface ore	**Dec 2021**	**8,855**	**288**	**5,265**	**3,401**	**1,201**	**663**	**1,736**	**1,567**	**449**	**—**	**—**	**1,118**
	Sept 2021	8,962	280	5,354	3,493	1,167	694	1,746	1,582	532	—	—	1,051
	Dec 2020	9,074	380	5,304	3,452	1,205	647	1,680	1,710	657	—	—	1,053
– total	**Dec 2021**	**10,586**	**695**	**5,265**	**3,401**	**1,201**	**663**	**1,736**	**2,891**	**1,015**	**320**	**438**	**1,118**
	Sept 2021	10,638	755	5,354	3,493	1,167	694	1,746	2,783	1,025	307	400	1,051
	Dec 2020	10,700	741	5,304	3,452	1,205	647	1,680	2,974	1,180	324	417	1,053
Yield (Grams per tonne) – underground ore	**Dec 2021**	**5.6**	**6.6**	**—**	**—**	**—**	**—**	**—**	**5.3**	**4.9**	**5.6**	**5.6**	**—**
	Sept 2021	5.5	6.3	—	—	—	—	—	5.2	4.3	5.4	6.1	—
	Dec 2020	5.2	5.8	—	—	—	—	—	5.0	4.3	6.3	5.0	—
– surface ore	**Dec 2021**	**1.2**	**0.1**	**1.3**	**1.2**	**1.7**	**1.1**	**1.4**	**1.1**	**1.4**	**—**	**—**	**0.9**
	Sept 2021	1.2	0.1	1.2	1.2	1.5	1.0	1.2	1.1	1.5	—	—	0.9
	Dec 2020	1.2	0.1	1.3	1.1	1.9	1.4	0.9	1.3	1.6	—	—	1.0
– combined	**Dec 2021**	**1.9**	**3.4**	**1.3**	**1.2**	**1.7**	**1.1**	**1.4**	**3.0**	**3.4**	**5.6**	**5.6**	**0.9**
	Sept 2021	1.8	3.6	1.2	1.2	1.5	1.0	1.2	2.9	2.9	5.4	6.1	0.9
	Dec 2020	1.8	2.6	1.3	1.1	1.9	1.4	0.9	2.9	2.8	6.3	5.0	1.0
Gold produced (000 ounces)* – underground ore	**Dec 2021**	**302.0**	**75.7**	**—**	**—**	**—**	**—**	**—**	**226.3**	**89.7**	**57.5**	**79.1**	**—**
	Sept 2021	287.7	87.1	—	—	—	—	—	200.6	67.9	53.8	78.9	—
	Dec 2020	263.3	60.0	—	—	—	—	—	203.3	71.6	65.3	66.4	—
– surface ore	**Dec 2021**	**351.6**	**1.0**	**216.2**	**129.1**	**64.5**	**22.6**	**79.6**	**54.7**	**20.8**	**—**	**—**	**33.9**
	Sept 2021	340.7	1.1	214.4	135.7	56.4	22.3	69.4	55.8	26.1	—	—	29.7
	Dec 2020	349.7	1.6	230.1	127.2	73.3	29.5	47.9	70.1	34.7	—	—	35.4
– total	**Dec 2021**	**653.6**	**76.8**	**216.2**	**129.1**	**64.5**	**22.6**	**79.6**	**281.0**	**110.5**	**57.5**	**79.1**	**33.9**
	Sept 2021	628.4	88.2	214.4	135.7	56.4	22.3	69.4	256.3	94.0	53.8	78.9	29.7
	Dec 2020	613.0	61.5	230.1	127.2	73.3	29.5	47.9	273.4	106.4	65.3	66.4	35.4
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2021**	**122**	**161**	**—**					**109**	**93**	**135**	**112**	
– underground	Sept 2021	130	160	—	—	—	—	—	118	113	134	112	—
	Dec 2020	115	166	—	—	—	—	—	101	79	123	111	—
– surface	**Dec 2021**	**34**	**36**	**37**	**32**	**47**	**43**	**33**	**25**	**31**	**—**	**—**	**22**
	Sept 2021	29	30	29	21	46	42	28	27	34	—	—	23
	Dec 2020	27	19	30	19	50	43	26	21	25	—	—	18
– total	**Dec 2021**	**48**	**109**	**37**	**32**	**47**	**46**	**33**	**63**	**65**	**135**	**112**	**22**
	Sept 2021	45	112	29	21	46	42	28	66	72	134	112	23
	Dec 2020	40	91	30	19	50	43	26	55	49	123	111	18

* Excludes surface material at South Deep.

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Independent Auditor's Review Report On Condensed Consolidated Financial Statements

To the Shareholders of Gold Fields Limited

We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 22 to 35 of the preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2021 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2021 are not prepared, in all material respects in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by theFinancial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Other matter

Unless stated otherwise, we have not reviewed future financial performance and expectations, guidance provided, non-IFRS measures, including adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: PC Hough
Registered Auditor
Johannesburg, South Africa

17 February 2022

To the Directors of Gold Fields Limited

Report on the Assurance Engagement on the Compilation of Pro Forma Financial Information included in the Gold Fields 2021 Results Media Release

We have completed our assurance engagement to report on the compilation and presentation of certain non-IFRS financial measures of Gold Fields Limited (the "Company") by the directors, which information constitutes pro forma financial information in terms of the JSE Limited ("JSE") Listings Requirements. The pro forma financial information, in the Gold Fields 2021 Media Release reviewed results for the year ended 31 December 2021 which incorporates the preliminary condensed consolidated financial statements for the year then ended (the "media release"), consist of normalised profit attributable to owners of the parent, normalised profit per share attributable to owners of the parent, adjusted EBITDA, adjusted free cash flow margin for LTIP purposes, all-in sustaining costs and total all-in cost, net debt (including and excluding lease liabilities), sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow and adjusted free cash flow from operations. The applicable criteria on the basis of which the directors have compiled the pro forma financial information are specified in the JSE Listings Requirements and described in the media release.

The pro forma financial information has been compiled by the directors for the following purpose:
- normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent is considered an important measure by the Company of the profit realised in the ordinary course of business. In addition, it forms the basis of the dividend pay-out policy;
- adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
- adjusted free cash flow margin for LTIP purposes is used as a key metric in the determination of the long-term incentive plan;
- adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations and is used to monitor cash flow from the operations;
- all-in sustaining costs and total all-in cost are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry;
- sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations;
- non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations;
- net debt (including and excluding lease liabilities) is used in the ratio to monitor the capital of the group; and
- adjusted free cash flow is defined as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares and is considered a relevant measure by the Company.

As part of this process, information about the Company's financial position and financial performance has been extracted by the directors from the Company's preliminary condensed consolidated financial statements for the year ended 31 December 2021, on which a review report has been published.

Directors' responsibility
The directors of the Company are responsible for compiling the pro forma financial information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the media release.

Our independence and quality control
We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors' (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards).

The firm applies International Standard on Quality Control 1 and, accordingly, maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting accountant's responsibility
Our responsibility is to express an opinion about whether the pro forma financial information has been compiled, in all material respects, by the directors on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the media release based on our procedures performed.

We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the pro forma financial information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the company as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- The related pro forma adjustments give appropriate effect to those criteria; and
- The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on our judgment, having regard to our understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

Our engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria specified by the JSE Listings Requirements and described in the media release.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: PC Hough
Registered Auditor
Johannesburg

17 February 2022

Administration and corporate information

Corporate secretary
Anre Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: **anre.weststrate@goldfields.com**

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: **general@corpserv.co.uk**

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: **shrrelations@cpushareownerservices.com**
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: **avishkar.nagaser@goldfields.com**

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: **thomas.mengel@goldfields.com**

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: **sven.lunsche@goldfields.com**

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani[#†] PJ Bacchus[*†] TP Goodlace[†]
JE McGill^, PG Sibiya[†]   SP Reid[^†]   YGH Suleman[†]

^ Australian * British # Ghanaian
† Independent Director • Non-independent Director



 GOLD FIELDS

www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 17 February 2022

By: /s/ C I Griffith

Name: CI Griffith
Title: Chief Executive Officer